As filed with the Securities and Exchange Commission on April 30, 2026
Securities Act File
No. 333-286423
Investment Company Act File
No. 811-24075

U.S.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
☒
Pre-Effective
Amendment No.
☐
Post-Effective Amendment No. 1
☒
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 4
☒

FRANKLIN BSP LENDING FUND
(Exact name of Registrant as specified in Charter)

c/o Franklin Templeton
One Madison Avenue
New York,
NY
10010
(Address of principal executive offices)
(888)
777-0102
(Registrant’s telephone number)
Jane Trust
Franklin Templeton
One Madison Avenue
New York,
NY
10010
(Name and address of agent for service)

Copy to:
David W. Blass, Esq.
Ryan P. Brizek, Esq.
Steven Grigoriou, Esq.
Debra Sutter, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

Approximate Date of Proposed Public Offering
: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☒	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“1940 Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the 1940 Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the 1940 Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).

☐
If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the 1940 Act for less than 12 calendar months preceding this filing).

FRANKLIN BSP LENDING FUND
Class S Shares
Class D Shares
Class M Shares
Class I Shares
Class R6 Shares

April 30, 2026
Franklin BSP Lending Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified,
closed-end
management investment company with a limited operating history. The Fund operates as an “interval fund.”
The Fund’s investment objective is to generate risk-adjusted returns (i.e., returns made relative to the amount of risk taken) with consistent current income. The Fund seeks to achieve its investment objective through private debt investment opportunities in middle market companies in the United States, which it generally defines as companies with $25 million to $100 million EBITDA. Under normal circumstances, debt investments will represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes). The investment portfolio will consist of privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans and, to a lesser extent, broadly syndicated corporate loans, collateralized loan obligations and high yield corporate bonds. Benefit Street Partners L.L.C. (“BSP”) believes that there are large, persistent and attractive market opportunities created by an imbalance between middle market companies’ demand for credit and the ability of middle market companies to obtain credit and intends to target investments for the Fund in this area. This imbalance in part, has been driven by substantial long-term changes in the debt capital markets following the credit crisis in 2008. Middle market companies often have specialized requirements that limit their ability to employ conventional loan structures and their access to broader capital markets. Their ability to raise capital has been further restricted as banks retreated from middle market lending due to changes in the regulatory landscape over the last decade. As a result, alternative lenders have stepped in to fill the void and provide capital. BSP believes that private debt represents a large opportunity set for the Fund, which will be able to benefit from the BSP’s scaled platform, deep credit markets experience, knowledge and proprietary sourcing networks. The Fund’s investment manager is Franklin Templeton Fund Adviser, LLC (the “Manager”). BSP serves as a sub-adviser
to the Fund and is responsible for making investment decisions for the Fund.
This prospectus (the “Prospectus”) applies to the offering on a continuous basis of five separate classes of shares of beneficial interest of the Fund (“Shares”) designated as Class S Shares, Class D Shares, Class M Shares, Class I Shares and Class R6 Shares. The purchase price per share for the Shares equals our daily net asset value (“NAV”) per share. No person who is admitted as a shareholder of the Fund (a “Shareholder”) will have the right to require the Fund to redeem its Shares.

	Per Class S Shares	Per Class D Shares	Per Class M Shares	Per Class I Shares	Per Class R6 Shares	Total
Public Offering Price (1)	Current NAV	Current NAV	Current NAV	Current NAV	Current NAV	Amount invested at NAV

	Per Class S Shares	Per Class D Shares	Per Class M Shares	Per Class I Shares	Per Class R6 Shares	Total
Sales Load (2)	None	None	None	None	None
Proceeds to the Fund	Current NAV	Current NAV	Current NAV	Current NAV	Current NAV	Amount invested at NAV

(1)
The Fund’s Shares will be issued on a daily basis at a price per share equal to the NAV per Share. Franklin Distributors, LLC (the “Distributor”), an affiliate of the Manager, acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The Shares will initially be offered at $10.00 per share. Generally, the stated minimum investment by an investor in the Fund is $2,500 with respect to Class S Shares, Class D Shares and Class M Shares and $1,000,000 with respect to the Class I Shares and Class R6 Shares. The stated minimum investment for the Class I Shares and Class R6 Shares may be reduced for certain investors as described under “Purchasing Shares.” The minimum additional investment in the Fund is $500 with respect to Class S Shares, Class D Shares and Class M Shares and $10,000 with respect to Class I Shares and Class R6 Shares. The Fund may, in its sole discretion, accept investments below these minimums. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $2,500 and incremental contributions are not less than $500.

(2)
No upfront sales load will be paid with respect to the Shares, however, if you buy Class S Shares, Class D Shares or Class M Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such about as they may determine, provided that financial intermediaries limit such charges to a 3.0% cap on NAV for Class S Shares, a 3.0% cap on NAV for Class D Shares or a 3.0% cap on NAV for Class M Shares. Financial intermediaries will not charge such fees on Class I Shares or Class R6 Shares. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. Please consult your financial intermediary for additional information.

The Manager has received an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of Shares. The Fund offers five separate classes of Shares designated as Class S Shares, Class D Shares, Class M Shares, Class I Shares and Class R6 Shares. The Fund may offer additional classes of Shares in the future.
Interval Fund/Repurchase Offers
. The Fund is designed primarily for long-term investors and not as a trading vehicle. The Fund is an “interval fund” (as defined below), which, subject to applicable law, conducts quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at a price equal to NAV per Share. Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding Shares at NAV per Share on a quarterly basis. It is also possible that a repurchase offer may be oversubscribed, with the result that the shareholders of the Fund (“Shareholders”) may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange. The Shares are, therefore, not readily marketable. Even though the Fund will make quarterly repurchase offers to provide liquidity to Shareholders, Shareholders should consider their Shares to be illiquid. See “
Repurchase of Shares
” and “
Risk Factors—Risks Relating to Investments in our Shares
—The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.”

•
An investment in the Fund is speculative with a substantial risk of loss. The Fund, the Manager and BSP do not guarantee any level of return or risk on investments and there can be no assurance that the Fund’s investment objective will be achieved. You should carefully consider these risks together with all of the other information contained in this Prospectus before making a decision to invest in the Fund.

•	The Fund has a limited operating history.

•
Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Shares are subject to limitations on transferability, and liquidity will be provided only through limited repurchase offers. Although the Fund will offer to repurchase

Shares on a quarterly basis of between 5% and 25% of the Fund’s Shares, Shares will not be redeemable at an investor’s option. As a result, an investor may not be able to sell or otherwise liquidate his or her Shares.

•
The Fund has elected to operate as an “interval fund” and will make periodic repurchase offers, but only a limited number of Shares will be eligible for repurchase in each periodic repurchase offer. The need to fund repurchase obligations may affect the Fund’s ability to be fully invested or force the Fund to maintain a higher percentage of assets in liquid investments, which may harm the Fund’s investment performance.

•	An investment in the Fund may not be suitable for investors who may need the money they invested in a specified timeframe.

•
The Fund may utilize leverage to the maximum extent permitted by law to achieve its investment objective or for liquidity, which will magnify the potential for loss on amounts invested in the Fund. See “
Leverage
,” “
Risks
—
The Fund may be subject to leverage risk
.
” and “
Description of Shares—Preferred Shares
.”

•	Shares are speculative and involve a high degree of risk, including the risks associated with leverage. See “ Risks Related to Our Investments. ”

•
Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Fund’s agreement and declaration of trust. See “
Transfer Restrictions
” starting on page 87 of the Prospectus.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as the sale of assets, borrowings, return of capital, offering proceeds or from temporary waivers or expense reimbursements borne by the Manager or its affiliates that may be subject to reimbursement to the Manager or its affiliates.

•	The repayment of any amounts owed to the Manager or its affiliates will reduce future distributions to which you would otherwise be entitled.

•
The Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

•	Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

•
A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

•
You should rely only on the information contained in this Prospectus and the Fund’s Statement of Additional Information. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this Prospectus, which concisely sets forth information about the Fund, before deciding whether to invest in the Shares and retain it for future reference. A Statement of Additional Information, dated April 30, 2026, containing additional information about the Fund (the “SAI”), has been filed with the SEC and, as amended from time to time, is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI, as well as free copies of the Fund’s annual and semi-annual reports to shareholders (when available), and other information about the Fund by calling (888)
777-0102,
by writing to the Fund at One Madison Avenue, New York, New York 10010 or by visiting www.alternativesbyft.com. You can get the same information for free from the SEC’s website, https://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, a security in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction.
The Fund’s Shares do not represent a deposit or an obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Franklin Distributors, LLC (the “Distributor”), an affiliate of the Fund and the Manager, acts as principal underwriter for the Fund’s Shares and serves in that capacity on a reasonable best efforts basis, subject to various conditions. The principal business address of the Distributor is One Franklin Parkway, San Mateo, California 94403-1906.

i
SUMMARY OF OFFERING TERMS
The following information is only a summary and does not contain all of the information that you should consider before investing in Franklin BSP Lending Fund (the “Fund”). Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus, the Statement of Additional Information and the agreement and declaration of trust of the Fund (the “Declaration of Trust”).

The Fund	The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified,
closed-end
management investment company with a limited operating history. The Fund operates as an “interval fund.”

Franklin Templeton Fund Adviser, LLC (the “Manager”) has received an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) that permits the Fund to offer multiple classes of Shares. The Fund offers five separate classes of Shares designated as Class S Shares, Class D Shares, Class M Shares, Class I Shares and Class R6 Shares. Each class of Shares is subject to different fees and expenses. The Fund may offer additional classes of Shares in the future.

The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Trustees (the “Board”), subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. The Board is comprised of eight trustees, a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund (“Independent Trustees”).

Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Shares are subject to limitations on transferability, and liquidity will be provided only through quarterly repurchase offers.

Investment Management	Benefit Street Partners L.L.C. (“BSP”) serves as a
sub-adviser
to the Fund and is responsible for making investment decisions for the Fund. BSP, a Delaware limited liability company, is registered as an investment adviser with the SEC under the Advisers Act.

The Manager performs administrative and management services necessary for the operation of the Fund, such as (1) supervising the overall administration of the Fund, including negotiation of contracts and fees with and the monitoring of performance and billings of the Fund’s transfer agent, shareholder servicing agents, custodian and other independent contractors or agents; (2) providing certain compliance, Fund accounting, regulatory reporting and tax reporting services; (3) preparing or participating in the preparation of Board materials, registration statements, proxy statements and reports and other communications to shareholders; (4) maintaining the Fund’s existence; and (5) maintaining the registration and qualification of the Fund’s shares under federal and state laws. The Manager is ultimately owned by Franklin Resources, Inc.

Investment Objective and Strategy	The Fund’s investment objective is to generate risk-adjusted returns (i.e., returns made relative to the amount of risk taken) with consistent current income.

The Fund seeks to achieve its investment objective through private debt investment opportunities in middle market companies in the United States, which it generally defines as companies with $25 million to $100 million EBITDA. Under normal circumstances, debt investments will represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes). The investment portfolio will consist of privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans and, to a lesser extent, broadly syndicated corporate loans, collateralized loan obligations (“CLOs”) and high yield corporate bonds (“High Yield Corporate Bonds”).

The Fund’s portfolio will consist primarily of some combination of the following types of investments:

Directly Originated Corporate Loans
. The Fund may invest in first lien senior secured loans (including unitranche loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. middle-market companies, where BSP believes the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual revenues up to $1 billion.

Broadly Syndicated Corporate Loans.
 Senior, secured corporate loans (“Syndicated Loans”) generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate (“SOFR”), plus a spread. Syndicated Loans are typically made to U.S. and, to a lesser extent,
non-U.S.
(including Canada and Europe, among other countries and regions) corporations, partnerships, limited liability companies and other business entities (together with issuers of High Yield Corporate Bonds and other debt securities, “Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain Syndicated Loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Syndicated Loans rated below investment grade are sometimes referred to as “leveraged loans.” The Fund may invest in Syndicated Loans through assignments of or, to a lesser extent, participations in Syndicated Loans. The Fund may utilize total return swaps and/or various other types of derivative instruments to a lesser extent

(“Derivatives”), for the purpose of gaining exposure to Syndicated Loans.

High Yield Corporate Bonds
. An issuer of High Yield Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of High Yield Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a High Yield Corporate Bond generally rises and falls inversely with interest rates. The value of intermediate- and longer-term High Yield Corporate Bonds normally fluctuates more in response to changes in interest rates than that of shorter-term High Yield Corporate Bonds. The market value of a High Yield Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of High Yield Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to High Yield Corporate Bonds.

Structured Credit
. The Fund may invest in asset-backed opportunities across broad sectors such as corporate credit or real estate. The Fund will target investment opportunities that are directly originated (i.e., the Fund sources the deal as opposed to being part of a larger syndicate of lenders) and privately negotiated whereby the Fund seeks to establish both the price and terms of such opportunities. These investments may include (1) financings secured by pools of real estate assets; and (2) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”). The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (
i.e.,
the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).

Collateralized Debt Obligations
.
The Fund may invest in collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”), CLOs and other securitized products. CDOs are a type of asset-backed security where the collateral securities are typically composed of a diversified pool of loans or bonds. The risks of an investment in a CDO depend largely on the type of collateral securities and the class of the CDO in which the Fund invests. The Fund may invest in CDOs backed by corporate bond obligations, real estate loans and other asset classes. Normally, CDOs, CBOs, CLOs and other securitized products are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. However, an active dealer market may exist for CDOs, allowing a CDO to qualify for transactions under Rule 144A of the Securities Act. In addition to the normal risks associated with fixed income securities and asset-backed securities generally discussed elsewhere in this Statement of Additional Information, CDOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.

Other Investment Strategies.
The Fund may also invest in securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use total return swaps and other Derivatives to gain investment exposure to credit instruments, provide downside protection, dampen volatility and for financing purposes. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. To a limited extent, the Fund may also invest in special situations investments, structured credit, and commercial real estate loans. Although the Fund does not specifically target covenant-lite loans, the Fund may also invest in covenant lite loans if market conditions result in loans having fewer covenants.

The Fund may also invest in securities of other investment companies to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act. The Fund may also invest in securities of private funds that rely on exceptions from the definition of investment company under Sections 3(c) of the 1940 Act, structured finance vehicles or other entities not traditionally considered pooled investment vehicles, and companies that rely on the exceptions from the definition of investment company under Section 3(c)(5)(A) or (B) of the 1940 Act. The Fund may invest in portfolio affiliates of the Fund within the meaning of, and in reliance on, Rules
17a-6
and
17d-1(d)(5)
under the 1940 Act. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when BSP believes that share prices of other investment companies offer attractive values. In general, under the 1940 Act, an investment company may not (i) own more than 3% of the outstanding voting securities of any one registered investment company, (ii) invest more than 5% of its total assets in the securities of any single registered investment company or (iii) invest more than 10% of its total assets in securities of other registered investment companies (the
“3-5-10%
Limitations”). The Fund may rely on certain exemptions to exceed the
3-5-10%
Limitations when investing in another registered investment company (including money market funds) or BDC. To the extent that the Fund invests in another investment company, because other investment companies pay advisory, administrative and service fees that are borne indirectly by investors, such as the Fund, there may be duplication of investment management and other fees.

Other Characteristics

Below Investment Grade Credit Instruments.
Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s Investors Service, Inc. (“Moody’s”), BB+ or lower by Standard & Poor’s Corporation Ratings Group (“S&P”) or Fitch Ratings, Inc. (“Fitch”) or, if unrated, are determined by BSP to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.

Illiquid and Restricted Securities.
The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers as contemplated by Rule 144A under the Securities Act) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Senior Secured Loans.
Senior secured loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm.

Second Lien Secured Loans.
 Second lien secured loans are immediately junior to senior secured loans and have substantially the same maturities, collateral and covenant structures as senior secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured loans in full before second lien secured loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured loans and second lien secured loans. In return for this junior ranking, second lien secured loans generally offer higher returns compared to senior secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with subordinated loans.

Senior Secured Bonds.
 Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar maturities and covenant structures as senior secured loans.

Subordinated Debt.
 In addition to senior secured loans, second lien secured loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt usually ranks junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise.

Other Investments.
The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.

Investments Through Subsidiaries.
The
Fund may make investments directly or indirectly through one or more wholly-owned subsidiaries (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Fund may form a Subsidiary in order to pursue its investment objective and strategies in a potentially tax-efficient manner or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments also will refer to any Subsidiary’s investments.

Principal Risk Factors
Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment. Below is a summary of some of the principal risks of investing in the Fund. Investing in the Fund may be considered speculative. You should carefully consider the information found in “Risks” before deciding to invest in the Fund. Shareholders should consider carefully the following principal risks before investing in the Fund:

•	Unlike most closed-end funds, the Fund’s Shares will not be listed on any securities exchange;

•
Although the Fund will conduct quarterly repurchases, there is no guarantee that a Shareholder will be able to sell all of the Shares that the Shareholder desires to sell. The Fund should therefore be considered to offer limited liquidity. An investment in the Fund, unlike an investment in a traditional listed closed-end
fund, should be considered illiquid. The Shares are appropriate only for investors who are comfortable with investment in less liquid or illiquid portfolio investments within an illiquid fund. Unlike open-end
funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares will not be redeemable at a Shareholder’s option. Unlike stocks of listed closed-end
funds, the Shares are not listed, and are not expected to be listed, for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future;

•
Future disruptions or instability in capital markets could negatively impact our ability to raise capital, and have a material adverse effect on our business, financial condition and results of operations;

•
The amount of any distributions we pay is uncertain. Our distributions to Shareholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses;

Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing our NAV through increased net unrealized depreciation;

•	We depend upon information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the value of our Shares and our ability to pay distributions;

•	There are significant potential conflicts of interest that could impact our investment returns;

•	The Fund may be materially adversely affected by market, economic and political conditions globally and in the jurisdictions and sectors in which the Fund invests;

•	Our financial results may be affected adversely if one or more of our significant equity or junior debt investment defaults on its payment obligations or fails to perform as we expect;

•	Certain investments of the Fund are subject to interest rate risk;

•	Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us;

•
Our investments in portfolio companies may be risky, and we could lose all or part of our investment. Under normal circumstances, debt investments will represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes). We intend to invest primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. For our senior secured lien loans, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company which may lead to a loss in principal. Mezzanine debt investments are typically unsecured, and investing in mezzanine debt may involve a heightened level of risk, including a loss of principal or the loss of the entire investment. Our investments may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk” and have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal;

•	Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment;

•	The Fund is a non-diversified, closed-end investment company and may hold a narrower range of investments than a diversified fund under the 1940 Act;

•	The Fund operates in a highly competitive market for investment opportunities;

•
We may be subject to corporate-level U.S. federal taxes if we fail to maintain our status as a regulated investment company (“RIC”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

Distributor
Franklin Distributors, LLC, an affiliate of the Manager and BSP, acts as distributor for the Fund’s Shares (the “Distributor”) and serves in that capacity on a reasonable best-efforts basis, subject to various conditions.

The Distributor may retain additional selling agents or other financial intermediaries to place Shares in the Fund. Such selling agents or other financial intermediaries may impose terms and conditions on Shareholder accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus.

Share Classes; Minimum Investments
The Fund offers five separate classes of Shares designated as Class S Shares, Class D Shares, Class M Shares, Class I Shares and Class R6 Shares. Each class of Shares has differing characteristics, particularly in terms of the sales charges that Shareholders in that class may bear, and the Distribution and Servicing Fee (as defined herein) that each class may be charged.

The minimum initial investment in the Fund by any investor is $2,500 with respect to Class S Shares, Class D Shares and Class M Shares and $1,000,000 with respect to Class I Shares and Class R6 Shares. The minimum additional investment in the Fund by any investor is $500 with respect to Class S Shares, Class D Shares and Class M shares and $10,000 for Class I Shares and Class R6 Shares, except for additional purchases pursuant to the dividend reinvestment plan. Investors subscribing through a given broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $2,500 and incremental contributions are not less than $500.

The stated minimum investment for Class I and Class R6 Shares may be reduced for certain investors as described under “Purchasing Shares.” In addition, the Board reserves the right to accept lesser amounts below these minimums for Trustees of the Fund and employees of Franklin Resources, Inc. and its affiliates (“Franklin Templeton”) and vehicles controlled by such employees.

Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. Shares are subject to limitations on transferability, and liquidity will be provided only through quarterly repurchase offers.

The minimum initial and additional investments may be reduced by either the Fund or the Distributor in the discretion of each for certain investors based on consideration of various factors, including the investor’s overall relationship with the Manager, BSP or the Distributor, the investor’s holdings in other funds affiliated with the Manager, BSP or the Distributor, and such other matters as the Manager or the Distributor may consider relevant at the time, though

Shares will only be sold to investors that satisfy the Fund’s eligibility requirements. The minimum initial and additional investments may also be reduced by either the Fund or the Distributor in the discretion of each for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Manager, BSP or the Distributor, the type of distribution channels offered by the intermediary and such other factors as the Manager or the Distributor may consider relevant at the time.

In addition, the Fund may, in the discretion of the Manager or Distributor, aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. At the discretion of the Manager or the Distributor, the Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Manager, BSP or the Distributor, the type of distribution channels offered by the intermediary and such other factors as the Manager or the Distributor may consider relevant at the time.

Eligible Investors
Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus, the SAI and the Declaration of Trust before deciding to invest in the Fund.

Purchasing Shares
Shares will generally be offered for purchase on a daily basis at the NAV per share on that date. Fractions of Shares will be issued to one one-hundredth
of a Share. Shares will be offered for purchase daily on any day the New York Stock Exchange (“NYSE”) is open for business at a price based upon the Fund’s then-current NAV.

Although no upfront sales load will be paid with respect to the Shares, if you buy Class S Shares, Class D Shares or Class M Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that financial intermediaries limit such charges to a 3.0% cap on NAV for Class S Shares, a 3.0% cap on NAV for Class D Shares and a 3.0% cap on NAV for Class M Shares.

Subscriptions received by the Fund or its designee prior to the close of the NYSE, on a day the Fund is open for business, together with payment will be effected at that day’s NAV. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors.

An investor who misses the acceptance date will have the effectiveness of his, her or its investment in the Fund delayed until the following business day.

The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any fees or expenses.

Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Prospective investors purchasing shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.

Distributions
We expect to declare distributions monthly and pay regular monthly distributions. In addition, the Fund intends to declare and make distributions from net realized gains, if any, on an annual basis. Any distributions we make will be at the discretion of our Board, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.

Unless a Shareholder otherwise elects, all distributions of dividends (including capital gain dividends) with respect to a class of Shares will be automatically reinvested by the Fund in additional Shares of the corresponding class, which will be issued at the net asset value (“NAV”) per Share determined as of the ex-dividend
date.

Because the Fund intends to qualify annually as a RIC under the Code, the Fund intends to distribute at least 90% of its investment company taxable income to its Shareholders. Nevertheless, there can be no assurance that the Fund will pay distributions to Shareholders at any particular rate. Each year, a statement on Internal Revenue Service (“IRS”) Form
1099-DIV
identifying the amount and character

of the Fund’s distributions will be mailed to Shareholders. See “Taxes; RIC Status” below and “Material U.S. Federal Income Tax Considerations.”

The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital
gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund and expense reimbursements from the Manager. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Manager or its affiliates will reduce future distributions to which you would otherwise be entitled.

Dividend Reinvestment Plan
The Fund operates under a dividend reinvestment plan (the “DRIP”) administered by SS&C Global Investor & Distribution Solutions, Inc. (“SS&C”). Pursuant to the DRIP, the Fund’s income dividends or capital gains or other distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the DRIP on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to SS&C. Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares.

No Redemption; Restrictions on Transfer
No Shareholder will have the right to require the Fund to redeem Shares. With very limited exceptions, Shares are not transferable, and liquidity for investments in Shares may be provided only through periodic offers by the Fund to repurchase Shares from Shareholders. See “Repurchase of Shares.”

Repurchase of Shares	The Shares have no history of public trading, nor are they expected to be listed on a public exchange. No secondary market is expected to develop for the Fund’s Shares.

The Fund is an “interval fund,” a type of fund which, to provide limited liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV pursuant to Rule
23c-3
under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Under normal market conditions, the Fund intends to repurchase 5% of its outstanding shares at NAV on a quarterly basis. Quarterly repurchases occur in the months of March, June, September and December. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the shareholders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act).

Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) is sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The repurchase price will be the Fund’s NAV calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders no later than seven calendar days after the Repurchase Pricing Date. As there is not likely to be a secondary market for Shares, Shareholders may not be able to sell Shares when and/or in the amount that they desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “
Risk Factors—Risks Relating to Investments in our Shares—The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.”

A 2.00% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary
of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a
“first in-first out”
basis. An early repurchase fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. The Early Repurchase Fee will not apply to Shares acquired through dividend reinvestment. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of
Rule 22d-1 under
the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Shareholders regardless of Share class. See “Repurchase of Shares.”

Fees and Expenses
The Fund will bear its own operating expenses (including, without limitation, its ongoing offering expenses). A more detailed discussion of the Fund’s expenses can be found below under “Management Fee,” “Administrator” and “Distribution and Servicing Fee.”

The Fund will bear certain of its organizational and initial offering costs in connection with this offering. The Fund’s initial offering costs, whether borne by the Manager or the Fund, are being capitalized and amortized over the
12-month
period beginning on the Inception Date. The Fund’s organizational costs are expensed as incurred.

Management Fee
In consideration of the advisory services provided by the Manager, the Fund will pay the Manager a monthly management fee at an annual rate of 0.75% based on the average daily value of the Fund’s net assets (the “Management Fee”). The Manager has agreed to voluntarily waive its Management Fee through October 8, 2026.

BSP receives an annual sub-advisory fee, payable quarterly, from the Manager.

For purposes of determining the Management Fee payable to the Manager, the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee payable to the Manager or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund. The Management Fee will be payable in arrears within 5 business days after the completion of the net asset value computation for the quarter. The Management Fee is paid to the Manager out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund.

The services of all investment professionals and staff of the Manager, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Manager. The Fund bears all other costs and expenses of its operations and transactions as set forth in its Investment Management Agreement with the Manager (the “Investment Management Agreement”).

Distribution and Servicing Fee
Class S Shares, Class D Shares and Class M Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own Class S Shares, Class D Shares and Class M Shares of the Fund. Under the terms of the SEC exemptive relief that the Fund relies on to offer multiple classes of Shares, the Fund is subject to
Rule 12b-1 under
the 1940 Act. Accordingly, the Fund has adopted a distribution and servicing plan for its Class S Shares, Class D Shares and Class M Shares (the

“Distribution and Servicing Plan”) and pays the Distribution and Servicing Fee with respect to its Class S Shares, Class D Shares and Class M Shares. The Distribution and Servicing Plan operates in a manner consistent with
Rule 12b-1 under
the 1940 Act.

Class S Shares, Class D Shares and Class M Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.85%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class. For purposes of determining the Distribution and Servicing Fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Class I Shares and Class R6 Shares are not subject to a Distribution and Servicing Fee).

The Manager, or its affiliates, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of the Shares. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Expense Limitation Agreement
Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Manager has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.25% per annum (excluding Excluded Expenses) of the Fund’s average daily net assets of the Shares. With respect to the Shares, the Fund agrees to repay the Manager any fees waived or expenses assumed under the Expense Limitation Agreement for the Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for the Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower. Any such repayments must be made within thirty-six
months after the month in which the Manager incurred the expense. The Expense Limitation Agreement had a term ending one year from the date the Fund commenced operations. The Manager extended the term of the Expense Limitation Agreement until December 31, 2027 and may further extend the term for a period of one year on an annual basis. The Manager may not terminate the Expense Limitation Agreement during its initial one-year
term.

Administrator
The Fund has retained The Bank of New York Mellon (the “Administrator”) to provide it with certain administrative services, including fund administration, fund accounting and transfer agency services. The Fund compensates the Administrator for these services and reimburses the Administrator for certain out-of-pocket
expenses (the “Administration Fee”). The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. See “Administration and Accounting Services.”

Transfer Restrictions
A Shareholder may assign, transfer, sell, encumber, pledge or otherwise dispose of (each, a “transfer”) Shares only (i) by operation of law pursuant to the death, divorce, insolvency, bankruptcy, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice of a proposed transfer of Shares must be accompanied by properly completed transfer information documents in respect of the proposed transferee and must include evidence satisfactory to the Board that the proposed transferee, at the time of the transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. Each transferring Shareholder and transferee may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Unlisted Closed-End Structure; Limited Liquidity
Shares are not listed on any securities exchange, and it is not anticipated that a secondary market for Shares will develop. In addition, Shares are subject to limitations on transferability and liquidity will be provided only through limited repurchase offers described below. An investment in the Fund is suitable only for Shareholders who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.
See “Risks—Risks Related to Our Investments—The lack
of liquidity in the Fund’s investments may adversely affect the Fund’s business.”

Taxes; RIC Status
The Fund intends to elect to be treated as a RIC for U.S. federal income tax purposes, and it further intends to elect to be treated, and expects each year to qualify as a RIC for U.S. federal income tax purposes. As such, the Fund generally will not be subject to U.S. federal corporate income tax on its investment company taxable income and net capital gain, if any, that it distributes each year.

For a discussion of certain tax risks and considerations relating to an investment in the Fund, see “Material U.S. Federal Income Tax Considerations.”

Prospective investors should consult their own tax advisers with respect to the specific U.S. federal, state, local, U.S. and
non-U.S.
tax consequences, including applicable tax reporting requirements.

Tax Reports
The Fund will provide to its Shareholders (through such Shareholders’ financial intermediaries), after the end of each calendar year, IRS Forms
1099-DIV
detailing the amounts includible in such Shareholder’s taxable income for such year as ordinary dividend income, qualified dividend income and long-term capital gains. Dividends and other taxable distributions are taxable to the Fund’s Shareholders even if they are reinvested in additional Shares pursuant to the DRIP.

Reports to Shareholders
The Fund will provide Shareholders with an audited annual report and an unaudited semi-annual report within 60 days after the close of the reporting period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments.

Fiscal and Taxable Year	The Fund’s fiscal year is the 12-month period ending on December 31. The Fund’s taxable year is the 12-month period ending on December 31.

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

Custodian and Transfer Agent	The Bank of New York Mellon serves as the Fund’s custodian, and SS&C serves as the Fund’s transfer agent.

ERISA
Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including employee benefit plans and individual retirement accounts, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” subject to the fiduciary responsibility and prohibited transaction rules of Title I of ERISA or Section 4975 of the Code. Thus, the Manager or BSP will not be a “fiduciary” within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any “benefit plan investor” within the meaning of Section 3(42) of ERISA that becomes a Shareholder, solely as a result of the Shareholder’s investment in the Fund. For a discussion of certain ERISA related considerations relating to an investment in the Fund, see “Certain ERISA Considerations”.

SUMMARY OF FEES AND EXPENSES
The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund. This fee table is based on expenses of the Fund for the fiscal year ending December 31, 2025.

Shareholder Transaction Expenses (fees paid directly from your investment)	Class S Shares	Class D Shares	Class M Shares	Class I Shares	Class R6 Shares
Maximum Sales Load (as a percentage of purchase amount)(1)	None	None	None	None	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%	2.00%	2.00%

Estimated Annual Operating Expenses (as a percentage of net assets attributable to Shares)	Class S Shares	Class D Shares	Class M Shares	Class I Shares	Class R6 Shares
Management Fee(3)	0.75%	0.75%	0.75%	0.75%	0.75%
Other Expenses(4)	0.57%	0.60%	0.60%	0.57%	0.54%
Distribution and Servicing Fee	0.85%	0.25%	0.50%	None	None
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%
Interest Payments on Borrowed Funds	None	None	None	None	None
Total Annual Expenses(5)	2.18%	1.61%	1.86%	1.33%	1.30%
Fee Waiver and/or Expense Reimbursement(6)	(0.33)%	(0.36)%	(0.36)%	(0.33)%	(0.30)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	1.85%	1.25%	1.50%	1.00%	1.00%

(1)
No upfront sales load will be paid with respect to the Shares, however, if you buy Class S Shares, Class D Shares or Class M Shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such about as they may determine, provided that financial intermediaries limit such charges to a 3.0% cap on NAV for Class S Shares, a 3.0% cap on NAV for Class D Shares or a 3.0% cap on NAV for Class M Shares. Financial intermediaries will not charge such fees on Class I Shares or Class R6 Shares. Your financial intermediary may impose additional charges when you purchase Shares of the Fund. Please consult your financial intermediary for additional information.

(2)
A 2.00% Early Repurchase Fee payable to the Fund may be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year
anniversary of a Shareholder’s purchase of the Shares (on a “first in—first out” basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

(3)
The Fund pays the Manager a monthly Management Fee at an annual rate of 0.75% based on average daily value of the Fund’s net assets. For purposes of determining the Management Fee payable to the Manager, the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee payable to the Manager or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund. The Manager has agreed to voluntarily waive its Management Fee through October 8, 2026. Unless otherwise extended by the Manager, the Management Fee payable by the Fund as of October 8, 2026 will be at the annual rate of 0.75%. The reduction of the Management Fee is not subject to recoupment by the Manager under the Expense Limitation Agreement, described below. In addition, the Manager has agreed to waive the Management Fee to an extent sufficient to offset the net Management Fee payable in connection with any investment in an affiliated money market fund. This Management Fee waiver is also not subject to such recoupment.

(4)
“Other Expenses” are based on the Fund’s average assets under management for the fiscal year-to-date
ended March 31, 2026 of $249 million. The Other Expenses include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian. The Other Expenses are based on estimated amounts for the Fund’s current fiscal year, including the Expense Limitation Agreement.

(5)
Total Annual Expenses do not correlate with the ratios of expenses to average net assets reported in the Fund’s financial highlights table, which reflect the Fund’s operating expenses and do not include Acquired Fund Fees and Expenses.

(6)
Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”) with the Fund, the Manager has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Management Fee, any Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, borrowing costs, merger or reorganization expenses, shareholder meetings expenses, litigation expenses, expenses associated with the acquisition and disposition of investments (including interest and structuring costs for borrowings and line(s) of credit) and extraordinary expenses, if any; collectively, the “Excluded Expenses”) do not exceed 0.25% per annum (excluding Excluded Expenses) of the Fund’s average daily net assets of the Shares. With respect to the Shares, the Fund agrees to repay the Manager any fees waived or expenses assumed under the Expense Limitation Agreement for the Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for the Shares to exceed the expense
limitation
in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower. Any such repayments must be made within thirty-six
months after the month in which the Manager incurred the expense. The Expense Limitation Agreement had a term ending one year from the date the Fund commenced operations. The Manager extended the term of the Expense Limitation Agreement until December 31, 2027 and may further extend the term for a period of one year on an annual basis. The Manager may not terminate the Expense Limitation Agreement during its initial one-year
term.
The purpose of the table above and the examples below is to assist prospective investors in understanding
the various costs and expenses Shareholders will bear.
The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year
example and the first year of the three-, five- and
ten-year
examples). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.
Example 1

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class S Shares investment, assuming a 5% annual return	$19	$65	$114	$248
You would pay the following expenses on a $1,000 Class D Shares investment, assuming a 5% annual return:	$13	$48	$85	$188
You would pay the following expenses on a $1,000 Class M Shares investment, assuming a 5% annual return:	$15	$55	$97	$215
You would pay the following expenses on a $1,000 Class I Shares investment, assuming a 5% annual return:	$10	$39	$70	$157
You would pay the following expenses on a $1,000 Class R6 Shares investment, assuming a 5% annual return:	$10	$38	$68	$154
Example 2

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $2,500 Class S Shares investment, assuming a 5% annual return:	$47	$163	$285	$622
You would pay the following expenses on a $2,500 Class D Shares investment, assuming a 5% annual return:	$32	$118	$210	$470
You would pay the following expenses on a $2,500 Class M Shares investment, assuming a 5% annual return:	$38	$137	$243	$538
You would pay the following expenses on a $2,500 Class I Shares investment, assuming a 5% annual return:	$26	$98	$175	$394
You would pay the following expenses on a $2,500 Class R6 Shares investment, assuming a 5% annual return:	$25	$95	$170	$384
The Examples above are based on the annual fees and expenses set forth on the table above. They should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5.0% return assumed in the examples. A gr eater
rate of return than that used in the Examples would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS
Unless otherwise noted, the information contained in the table below sets forth selected information derived from the financial statements contained in the Fund’s annual report for
the period ended December 31, 2025 (the “Annual Report”), which have been audited by PricewaterhouseCoopers LLP, the Fund’s independent registered public accounting firm (“PwC”).
The report of PwC, along with the Fund’s annual financial statements, is included in the Annual Report. The information provided below should be read in conjunction with the
Annual Report and the notes accompanying the report. The Annual Report has been filed with the SEC and is available on the SEC’s website at http://www.sec.gov, and upon request by
calling (888)
777-0102.
The Fund’s financial statements for the period ended December 31, 2025 are incorporated by reference into the SAI, dated April 30, 2026 which is available upon request.
Franklin BSP Lending Fund—Class R6 Shares
1
Consolidated Financial Highlights
For a Share Outstanding Throughout the Period Indicated

2025 2
Net asset value, beginning of period	$10.00
Income from operations:
Net investment income	0.27
Net realized and unrealized gain	0.04
Total income from operations	0.31
Less distributions from:
Net investment income	(0.20)
Total distributions	(0.20)
Net asset value, end of period	$10.11
Total return	3.04%
Net assets, end of period (millions)	$207
Ratios to average net assets:
Gross expenses 3	3.24%
Net expenses 3,4,5	0.23
Net investment income 3	6.76
Portfolio turnover rate	3%

(1)	Per Share amounts have been calculated using the average shares method.
(2)	For the period August 7, 2025 (inception date) to December 31, 2025.
(3)	Annualized.
(4)
Pursuant to the Expense Limitation Agreement, the Manager has agreed to waive fees and/or assume expenses of the Fund, if required, to ensure certain annual operating expenses
do not exceed 0.25% per annum of the average monthly net assets. The Manager is permitted to recapture amounts forgone or reimbursed within thirty-six
months after the month the Manager earned the fee or incurred the expense. The Expense Limitation Agreement had a term ending one-year
from the date the Fund commenced operations. The Manager extended the term of the Expense Limitation Agreement until December 31, 2027 and may further extend the term for a period of one year on an annual basis. The Manager may not terminate the Expense Limitation Agreement during its initial one-year
term. addition, the Manager has agreed to waive the Management Fee to an extent sufficient to offset the net management fee payable in connection with any investment in an affiliated money market fund.

(5)	Reflects fee waivers and/or expense reimbursements.

THE FUND
The Fund is a Delaware statutory trust formed on March 25, 2025 and is registered under the 1940 Act as a closed-end,
non-diversified,
management investment company. The Fund has a limited operating history and operates as an “interval fund.” The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.
Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports.

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USE OF PROCEEDS
The proceeds from the sale of Shares of the Fund, not including the amount of the Fund’s fees and expenses (including, without limitation, offering expenses), will be invested by the Fund in accordance with the Fund’s investment objective and strategies within three months after receipt of such proceeds, however, the Fund may be delayed up to an additional three months depending on market conditions, the timing and availability of suitable investments and capital inflows into the Fund. The Fund anticipates that it will take a longer period of time to allocate proceeds of its continuous offering, primarily after the Inception Date, to certain investments due to the nature of those investments. Delays in investing the Fund’s assets may occur because (i) because of the time typically required to complete private markets transactions (which may be considerable), (ii) because certain investment vehicles selected by BSP may provide infrequent opportunities to purchase their securities, and/or (iii) because of the time required for portfolio companies to invest the amounts committed by the Fund. Accordingly, during this period, the Fund may not achieve its investment objective or be able to fully pursue its investment strategies and policies.
Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term debt securities, affiliated and unaffiliated money market funds, cash or cash equivalents. In addition, the Fund may maintain a portion of the proceeds of the continuous offering in cash to meet operational needs. The Fund may not achieve its investment objective, or otherwise fully satisfy its investment policies, during such periods in which the Fund’s assets are not able to be substantially invested in accordance with its investment strategies.

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INVESTMENT OBJECTIVE AND STRATEGY
Investment Objective
The Fund’s investment objective is to generate risk-adjusted returns (i.e., returns made relative to the amount of risk taken) with consistent current income.
Investment Opportunities and Strategies
The Fund seeks to achieve its investment objective through private debt investment opportunities in middle market companies in the United States, which it generally defines as companies with $25 million to $100 million EBITDA. Under normal circumstances, debt investments will represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes). The investment portfolio will consist of privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans and, to a lesser extent, broadly syndicated corporate loans, CLOs and high yield corporate bonds. The Fund also intends to invest a portion of its assets in a portfolio of liquid assets, including cash and cash equivalents, liquid fixed income securities and other credit instruments, derivatives and other investment companies, including money market funds and exchange traded funds.
BSP believes that there are large, persistent and attractive market opportunities created by an imbalance between middle market companies’ demand for credit and the ability of middle market companies to obtain credit and intends to target investments for the Fund in this area. This imbalance in part, has been driven by substantial long-term changes in the debt capital markets following the credit crisis in 2008. Middle market companies often have specialized requirements that limit their ability to employ conventional loan structures and their access to broader capital markets. Their ability to raise capital has been further restricted as banks retreated from middle market lending due to changes in the regulatory landscape over the last decade. As a result, alternative lenders have stepped in to fill the void and provide capital.
The Fund intends to target a differentiated investment strategy comprised of six key components:

•	sourcing of primarily private debt opportunities through BSP’s extensive proprietary networks and close relationships;

•	prioritizing non-competitive, “strategic capital” opportunities, including investments without private equity firm backing;

•	leveraging creative and flexible approach to providing capital;

•	optimizing investment level risk/return profile;

•	maintaining fund-level downside protection through world-class risk management and multi-dimensional diversification; and

•	taking advantage of opportunities BSP believes are mispriced.
Sourcing of primarily private debt opportunities
. At the heart of the Fund’s investment strategy is its approach to sourcing attractive private debt opportunities by capitalizing on BSP’s extensive networks as well as its proprietary relationships and insights.
This differentiated transaction-sourcing framework comprises hundreds of close, long-standing personal relationships that have been forged over the course of several decades and hundreds of transactions. BSP personnel have collectively been involved in thousands of credit transactions over the course of their careers as senior bankers at preeminent institutions at the center of the global credit markets. Primarily through hands-on,
personal involvement in these investments and transactions, the BSP team has developed and maintained a broad and diversified network of contacts throughout the deal transaction ecosystem. This network is a rich source of proprietary idea and deal generation, often yielding a “first look” at attractive private debt opportunities.

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Benefit Street Partners’ Network for Ideas, Investments, and Insights

Prioritize
non-competitive,
“strategic capital” opportunities
. The Fund will seek to prioritize
non-competitive,
“strategic capital” opportunities where BSP has a niche position as a debt provider by virtue of its industry insights, capital markets expertise or other differentiating attributes. BSP participates in both sponsor-backed transactions, which have substantial private equity firm involvement, and non-sponsored
transactions, which do not have private equity involvement, and has historically followed a balanced approach to allocating sponsor and non-sponsor
deals. BSP incorporates
non-sponsor
transactions into its managed portfolios because they are typically less competitive, and therefore often result in better yield and terms per unit of risk than sponsored loans. Nonetheless, non-sponsor
deals have tended to be more episodic in nature than sponsor deals. As such, the Fund also expects to invest in sponsor loans with a focus on targeting non-competitive
transactions. Ultimately, BSP evaluates the risk-reward profile of every investment on a case-by-case
basis and its primary aim is to participate in transactions where BSP has influence over terms, covenants and governance of the investments. In BSP’s experience, investment opportunities where BSP is viewed as provider of “strategic capital,” as opposed to just capital, have generally been more attractive from a risk-reward perspective. The following table illustrates the difference between middle market sponsor loans and middle market non-sponsor
loans.

Note: Characteristics above express the views of BSP.

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4

Creative and flexible approach to providing capital
. It is often difficult for middle market companies to access broader capital markets or employ conventional loan structures. Providing these companies with a financing solution that accommodates such constraints through a creative, customized investment structure can potentially translate into a highly attractive return profile for investors. Given the attractiveness of this “creative structure/excess return”
trade-off
from an investment perspective, the Fund seeks to focus on opportunities requiring such a creative approach and maintain flexibility to employ a broad range of investment structures across the capital structure to accommodate issuer needs.
This flexible approach to providing capital is intended to enable the BSP credit team to diagnose specific issuer needs and then develop the best investment structure to address each situation, both from an issuer and investor perspective. BSP believes that few funds have the capabilities and expertise to invest across the debt portion of the capital structure other than the Fund, which can invest at the senior secured debt level or junior unsecured debt level. The Fund’s flexibility to move across the capital structure enables BSP to not only be perceived as a one-stop
solution for borrowers, but also to focus on seeking the best risk-adjusted returns for investors depending on the market environment.
Investment-level risk/return profile optimization
. Every potential investment must have attractive risk-reward profile to be considered. As mentioned above, we prioritize situations which are less competitive and where we are viewed as “strategic capital” providers. This means that we prioritize a combination of non-sponsored
investment opportunities, which by their nature are less competitive, as well as non-competitive
sponsored investment opportunities. Most importantly, every investment is evaluated individually with regard to its risk/reward profile. Our aim is to invest in opportunities where we are paid higher yields per unit of risk than what is contemplated in the broader market. Additionally, even though our investments are made from the bottom up, we aim to produce a broad portfolio of assets, which together are reflective of the types of risk we think are appropriate in any given environment. The Fund intends to target investments where attractive returns and upside potential are accompanied by solid, reliable and measurable downside protection. In addition to downside protection inherent contractually in all debt structures, the Fund plans to employ a wide range of investment-specific mechanisms to provide further downside protection in many of its investments.
Fund-level downside mitigation via risk management and broad-based investment strategy
. Transcending all components of the Fund’s investment strategy is the overarching goal of downside mitigation at the fund-level through experienced portfolio management. BSP seeks to accomplish this objective through disciplined application of risk management best practices across the portfolio combined with a broad-based investment approach at the fund-level across several discrete dimensions. BSP’s risk management practices are grounded in an established investment process comprising of systematic underwriting, rigorous due diligence, third-party reports and investment committee approval accompanied by a proprietary and dynamic post-investment monitoring system for regularly updating issuer data. See “—
Investment Process
.”
In addition, the Fund will not employ significant leverage to achieve its objective. The Fund expects to use modest leverage, not to exceed the 300% asset coverage ratio, i.e., for every $1.00 of debt issued, the Fund must have $3.00 of total assets immediately after issuance.
Ability to take advantage of opportunities BSP believes are mispriced
. As a complement to its traditional middle market investments, BSP preserves the flexibility to invest opportunistically, including in opportunities it believes are mispriced. Throughout BSP’s history, its private debt funds have been opportunistic in identifying the best risk-adjusted return opportunities determined by market-driven factors. BSP and its affiliates have successfully invested in private debt across a credit cycle.
Market Opportunity
The Fund aims to target investments presented by the large, persistent, and compelling market opportunity that has been created by a structural supply/demand imbalance for private credit, predominantly in North

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5

America. This imbalance is driven by substantial long-term changes in the debt capital markets following the credit crisis. BSP believes that the Fund’s target market segment represents a large opportunity set for the Fund, particularly for well-positioned managers that possess a scaled platform, deep credit markets experience, knowledge, and proprietary sourcing networks.
Large, persistent and compelling market opportunity
. The fundamental premise underpinning the Fund’s investment thesis is that there is a compelling near- and medium-term opportunity to provide capital to middle market companies on attractive terms.
1
This opportunity is a function of the size and growth rate of the middle market segment of the U.S. economy as well as a substantial, persistent, and structurally driven supply/demand imbalance for middle market debt capital across North America.
Sizeable and growing segment of the economy
. Middle market companies represent a significant segment of the U.S. economy. According to the National Center for the Middle Market, there are nearly “200,000 U.S. middle market businesses that represent one-third
of private sector GDP, employing approximately 48 million people. These businesses outperformed through the financial crisis (2007–2010 period) by adding 2.2 million jobs across major industry sectors and U.S. geographies, demonstrating their importance to the overall health of the U.S. economy. They are private and public, family owned, and sole proprietorships, geographically diverse, and span almost all industries. The health of these businesses and their respective outlook serve as a solid indicator for the greater U.S. economy as a whole.” Additionally, each of these middle market businesses typically generates annual revenue between $10 million and $1 billion.
2
Moreover, in our experience, middle market companies can have significant and recurring capital requirements and therefore, often require regular and reliable access to capital to build their businesses and compete effectively. Annual issuance of middle market loans has averaged over $162 billion since 2013 with 2020 issuance at $100 billion, 2021 issuance over $180 billion, 2022 issuance at $170 billion, 2023 issuance at $120 billion, and 2024 issuance at $160 billion.
3

1
Potential investors should note that definitions of “middle market” used throughout this discussion and third-party classifications of “middle market” differ from BSP’s definition of “middle market” for purposes of the Fund.

2	“1H 2024 Middle Market Indicator Overview”. National Center for the Middle Market. 2024.
3	LSEG Middle Market 4Q25 Review”. December 2025.

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6

Middle Market Loan Issuance
Through the fourth quarter of 2025, total middle market loan issuance amounts to $47 billion.

Source: “LSEG Middle Market 4Q25 Review”. December 2025. “Middle market” is defined as issuers with loan size and revenue of less than or equal to $500 million.
Reduced supply of debt capital for middle market companies
. The global financial crisis and its long-term aftereffects have reduced the amount of debt capital available to middle market companies from bank lenders. The tables below summarize the banks’ retrenchment as providers of debt capital to the middle market. Private lenders have moved in to fill this gap with the ability to write increasingly larger check sizes, fundamentally reallocating capital typically deployed in the syndicated market. Borrowers are inclined to choose private lenders over conventional syndication because of the ability of private lenders to provide sure and expedient capital during times of uncertainty or volatility in the public markets.
4

4	Source: Bloomberg “Billion Dollar Deals See Private Credit Step Out of the Shadows” July 2020.

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Since the global financial crisis, the landscape has shifted as banks have pulled back their lending efforts to meet capital requirements imposed by Basel III and other regulations. Alternative lenders have stepped in to fill this void by providing loans directly to companies without the use of a bank as an intermediary. The private debt market offers borrowers significant advantages relative to the syndicated market as described below:

Note: Views expressed are those of BSP. Such statements cannot be independently verified and are subject to change.

Source: Pitchbook; S&P LCD. Data through December 31, 2025.
Consistent demand for debt capital by middle market companies. In contrast to the supply-side dynamic characterized by the diminished presence of traditional debt capital providers, BSP believes that demand for private debt capital will continue through the Fund’s investment period. BSP believes a range of dynamics drive

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this demand, including both cyclical factors such as leveraged buyout and other sponsor-related activity and non-cyclical
factors such as impending maturities of existing debt and the need for growth capital.
Upcoming U.S. Maturity Walls

Source: Cliffwater, September 2024.
Attractive Asset Class
 on a Relative Value Basis
. Within the loan space, the middle market has earned a premium over high yield bonds and leveraged loans. When comparing private debt investments with other core asset classes, private debt has provided investors with a favorable risk-adjusted return.
Portfolio Composition
Under normal circumstances, debt investments will represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes). The investment portfolio will consist of privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans and, to a lesser extent, broadly syndicated corporate loans and high yield corporate bonds.
Directly Originated Corporate Loans
. The Fund may invest in first lien senior secured loans (including unitranche loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component, of U.S. middle-market companies, where BSP believes the supply of primary capital is limited and the investment opportunities are most attractive. These investments are typically made to companies with annual revenues up to $1 billion.
Broadly Syndicated Corporate Loans
. Syndicated Loans generally hold the most senior position in the capital structure of a Borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the Borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the Borrower. Typically, in order to borrow money pursuant to a Syndicated Loan, a Borrower will, for the term of the Syndicated Loan, pledge collateral (subject to typical exceptions), including but not limited to (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of Syndicated Loans made to non-public
companies, the company’s Shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a Syndicated Loan may be secured only by stock in the Borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a Borrower’s obligations under a Syndicated Loan.
Syndicated Loans typically have rates of interest that are determined daily, monthly, quarterly or semi-annually by reference to a base lending rate, plus a premium or credit spread. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in Syndicated Loans should increase, and as short-term interest rates decrease, interest payable to the Fund from its investments in Syndicated Loans should decrease. These base lending rates are primarily SOFR and secondarily the prime rate offered by one or more major U.S. banks and the certificate of deposit rate or other base lending rates used by commercial lenders. The Fund may utilize total return swaps and/or various other Derivatives to a lesser extent, for the purposes of gaining exposure to Syndicated Loans.
High Yield Corporate Bonds
. An issuer of High Yield Corporate Bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of High Yield Corporate Bonds reflects interest on the security and changes in the market value of the security. The market value of a High Yield Corporate Bond generally rises and falls inversely with interest rates. The value of intermediate- and longer-term High Yield Corporate Bonds normally fluctuates more in response to changes in interest rates than that of shorter-term High Yield Corporate Bonds. The market value of a High Yield Corporate Bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of High Yield Corporate Bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of Derivatives, including swaps, for the purpose of gaining exposure to High Yield Corporate Bonds.
Structured Credit
. The Fund may invest in asset-backed opportunities across broad sectors such as corporate credit or real estate. The Fund will target investment opportunities that are directly originated (i.e., the Fund sources the deal as opposed to being part of a larger syndicate of lenders) and privately negotiated whereby the Fund seeks to establish both the price and terms of such opportunities. These investments may include (1) financings secured by pools of real estate assets; and (2) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors (“U.S. CLOs”). The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)) (the “Residual Tranche”).
Collateralized Debt Obligations
. The Fund may invest in collateralized debt obligations (“CDOs”), which include collateralized bond obligations (“CBOs”), CLOs and other securitized products. CDOs are a type of asset-backed security where the collateral securities are typically composed of a diversified pool of loans or bonds. The risks of an investment in a CDO depend largely on the type of collateral securities and the class of the CDO in which the Fund invests. The Fund may invest in CDOs backed by corporate bond obligations, real estate loans and other asset classes. Normally, CDOs, CBOs, CLOs and other securitized products are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. However, an active dealer market may exist for CDOs, allowing a CDO to qualify for transactions under Rule 144A of the Securities Act. In addition to the normal risks associated with fixed income securities and asset-backed securities generally discussed elsewhere in this Statement of Additional Information, CDOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk

3
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that the collateral may default or decline in value or be downgraded, if rated by a NRSRO; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.
Other Investment Strategies
. The Fund may also invest in securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in or hold common shares and other equity securities incidental to the purchase or ownership of a Syndicated Loan or Corporate Bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use total return swaps and other Derivatives to gain investment exposure to credit instruments, provide downside protection, dampen volatility and for financing purposes. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. To a limited extent, the Fund may also invest in special situations investments, structured credit, and commercial real estate loans. Although the Fund does not specifically target covenant-lite loans, the Fund may also invest in covenant lite loans if market conditions result in loans having fewer covenants.
The Fund may also invest in securities of other investment companies to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act. The Fund may also invest in securities of private funds that rely on exceptions from the definition of investment company under Section 3(c) of the 1940 Act, structured finance vehicles or other entities not traditionally considered pooled investment vehicles, and companies that rely on the exceptions from the definition of investment company under Section 3(c)(5)(A) or (B) of the 1940 Act. The Fund may invest in portfolio affiliates of the Fund within the meaning of, and in reliance on, Rules
17a-6
and
17d-1(d)(5)
under the 1940 Act. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when BSP believes that share prices of other investment companies offer attractive values. In general, under the 1940 Act, an investment company may not (i) own more than 3% of the outstanding voting securities of any one registered investment company, (ii) invest more than 5% of its total assets in the securities of any single registered investment company or (iii) invest more than 10% of its total assets in securities of other registered investment companies (the
“3-5-10%
Limitations”). The Fund may rely on certain exemptions to exceed the
3-5-10%
Limitations when investing in another registered investment company (including money market funds) or BDC. To the extent that the Fund invests in another investment company, because other investment companies pay advisory, administrative and service fees that are borne indirectly by investors, such as the Fund, there may be duplication of investment management and other fees. See the Statement of Additional Information, which provides additional information about these investment strategies.
Other Characteristics
Below Investment Grade Credit Instruments
. Most of the credit instruments in which the Fund may invest will be rated below investment grade (also known as “junk bonds”). Securities rated below investment grade are those that, at the time of investment, are rated Ba1 or lower by Moody’s, BB+ or lower by S&P or Fitch or, if unrated, are determined by BSP to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.
Illiquid and Restricted Securities
. The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). Although the Fund may invest in such instruments without limitation, pursuant to the requirements of the 1940 Act, the Board has adopted, and the Fund follows, procedures designed to ensure that the Fund maintains sufficient liquidity to meet its periodic repurchase obligations as an interval fund. The Fund may also invest, without limit, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers as contemplated by Rule 144A under the Securities Act) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.
Senior Secured Loans
. Senior secured loans are situated at the top of the capital structure. Because these loans generally have priority in payment, they carry the least risk among all investments in a firm.
Second Lien Secured Loans
. Second lien secured loans are immediately junior to senior secured loans and have substantially the same maturities, collateral and covenant structures as senior secured loans. Second lien secured loans, however, are granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay senior secured loans in full before second lien secured loans are paid and the value of the collateral may not be sufficient to repay in full both senior secured loans and second lien secured loans. In return for this junior ranking, second lien secured loans generally offer higher returns compared to senior secured debt. These higher returns come in the form of higher interest and in some cases the potential for equity participation through warrants, though to a lesser extent than with subordinated loans.
Senior Secured Bonds
. Senior secured bonds are generally secured by collateral on a senior, pari passu or junior basis with other debt instruments in an issuer’s capital structure and have similar maturities and covenant structures as senior secured loans.
Subordinated Debt
. In addition to senior secured loans, second lien secured loans and senior secured bonds, we may invest a portion of our assets in subordinated debt. Subordinated debt usually ranks junior in priority of payment to senior debt and are often unsecured, but are situated above preferred equity and common equity in the capital structure. In return for their junior status compared to senior debt, subordinated debt investments typically offer higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise.
Other Investments
. The Fund may invest its cash balances in money market instruments, U.S. government securities, commercial paper, certificates of deposit, repurchase agreements and other high-quality debt instruments maturing in one year or less, among other instruments. In addition, and in response to adverse market, economic or political conditions, the Fund may invest in high-quality fixed income securities, money market instruments and money market funds or may hold significant positions in cash or cash equivalents for defensive purposes.
Investments Through Subsidiaries.
The Fund may make investments directly or indirectly through one or more wholly-owned Subsidiaries. The Fund may form a Subsidiary in order to pursue its investment objective and strategies in a manner intended to enable it to comply with certain U.S. federal income tax requirements or for the purpose of facilitating its use of permitted borrowings. Except as otherwise provided, references to the Fund’s investments also will refer to any Subsidiary’s investments. In determining which investments should be bought and sold for a Subsidiary, the Manager or BSP, as applicable, will treat the assets of the Subsidiary as if the assets were held directly by the Fund. The financial statements of each Subsidiary will be consolidated with those of the Fund.
If the Fund’s Subsidiaries make investments they will bear their respective organizational and operating fees, costs, expenses and liabilities and, as a result, the Fund will indirectly bear these fees, costs, expenses and liabilities. As the Subsidiaries are wholly owned, they have the same investment strategies as the Fund. The Fund and its Subsidiaries will be subject to the same investment restrictions and limitations on a consolidated basis. In addition, the Subsidiaries are consolidated subsidiaries of the Fund and the Fund complies with the provisions of the 1940 Act governing capital structure and leverage on an aggregate basis with the Subsidiaries. The Manager and BSP each complies with the provisions of the 1940 Act relating to investment advisory contracts as an investment adviser to the Fund and to each of the Subsidiaries under Section 2(a)(20) of the 1940 Act. The Subsidiaries comply with the provisions relating to affiliated transactions and custody of the 1940 Act. The Bank of New York Mellon serves as the custodian to the Subsidiaries. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly owned by the Fund.
Investment Process
BSP utilizes the same systematic process across its private credit platform when analyzing and managing investments and takes a hands-on
approach in order to preserve and create value. The Fund’s expected investment process with respect to private credit transactions consists of several distinct phases as summarized in the following exhibit.
Expected Investment Process for Private Credit Transactions

Sourcing
. Our credit team’s investment process typically begins with sourcing private debt opportunities through our extensive proprietary networks and other relationships. Investment ideas deemed worthy of exploration are then channeled into a rigorous vetting process. Investment ideas are initially screened according to strict internal credit and pricing criteria. Ideas that pass this initial screen are then discussed among the broader BSP credit team. Only investment ideas that gain preliminary approval proceed to further evaluation.
Structuring
. Investment ideas that receive favorable feedback result in a preliminary discussion with the proposed issuer under a non-disclosure
agreement to confirm the issuer’s interest in the contemplated transaction prior to expending resources for full due diligence. During this phase, BSP focuses on creating a tailored financing solution for the company. Once created, the proposed solution is presented to the company so the company can consider whether the proposed structure makes sense. If both sides agree that the proposed financing solution is appropriate, a term sheet is generated, circulated and executed.
Investment Committee Preview
. Upon execution of a term sheet, the deal team presents the terms and structure of the proposed investment to at least one member of the investment committee, for a full vetting. Taking into account the information presented, the investment committee member will then either decline the opportunity or approve that the proposed investment proceed to full due diligence.
Full Due Diligence
. Following the investment committee preview and approval, the deal team proceeds to full due diligence of the prospective investment and issuer. This phase of the investment process comprises all aspects of credit-oriented due diligence including fundamental financial and business analysis, comprehensive accounting and legal reviews and an overview of industry trends and business valuation. BSP’s fundamental analysis involves close scrutiny of financial statements to reveal key drivers of revenues, expenses and cash flow. BSP also typically conducts extensive management team interviews to uncover incremental insights into these drivers as well as other potential issues that could affect the company’s performance and its ability to service its debt obligations. To ensure completeness of its due diligence process, BSP supplements in-house
resources as necessary with leading third-party specialists including accountants, appraisers, consultants and attorneys.
Final Investment Committee
. Upon completion of full due diligence, the deal team formally presents the investment opportunity to the investment committee for approval. In addition to considering the proposed investment on its standalone merits, the investment committee considers the overall fit of the proposed investment within the portfolio. At least three of the four members of the investment committee must approve the transaction in order for the investment to go in the portfolio.
Investment and Monitoring
. Completed investments are closely monitored and, more formally, at the Fund’s regular portfolio review meeting. We conduct regular meetings with management and stay in close contact with the issuer to ensure a steady stream of information (including compliance with loan covenants) and to get an early read on potential issues. Additionally, BSP conducts quarterly portfolio review meetings where it discusses and evaluates the entirety of the investments in its portfolio. In the event that actual or potential underperformance is identified, the investment will be discussed and evaluated accordingly, and BSP may seek proactive protective measures including amendments, forbearance, waivers and retention of outside consultants.
Realization
. The Fund’s core strategy is to source and structure debt investments that will deliver strong returns when held to maturity or refinanced prior to maturity. However, we will consider, on a selective and opportunistic basis, exiting an investment earlier if we believe the accessible exit value has exceeded intrinsic value.
Expected Investment Process for High Yield Investments
Screening
. Our high yield investment process normally begins with a general screening of opportunities from primary and secondary channels. The primary opportunities derive from various capital markets relationships across the street and secondary opportunities through BSP’s proprietary monitoring tools, using data from publicly available sources such as Bloomberg. Our sector-focused research analysts provide the high yield portfolio managers with another lens into liquid credit markets and offer a high level investment outlook for secondary trading opportunities. Investment ideas are initially screened according to strict internal credit and pricing criteria. Ideas that pass this initial screen are then discussed among the broader BSP credit team.
Diligence
. Following the initial screening of potential opportunities, the industry analysts provide in-depth
fundamental credit research, which consists of a business review, analysis of the borrower/creditor, and a relative value assessment. BSP’s fundamental analysis involves close scrutiny of financial statements to reveal key drivers of revenues, expenses and cash flow. Once completed, full diligence is presented to the portfolio managers for ultimate investment decision.
Approval
. At this stage, the portfolio managers either approve or deny potential investments based on the information provided in the due diligence reporting. If the credit is deemed to be financially sound and offer sufficient relative value with projected upside, the portfolio managers will approve the investment and add the name to our existing high yield portfolio.
Portfolio Construction
 & Positioning
. Upon granting formal approval, the investment is added to an existing portfolio of high yield assets. The team has implemented proprietary models to help guide portfolio managers and senior management in daily review of the portfolio. Furthermore, portfolio managers have weekly meetings with senior management and BSP traders to assess the market opportunity, current portfolio positioning, asset allocation, and underlying performance. The team has established risk guardrails, maintains active sell discipline, and utilizes advanced analytics to dynamically track the performance of the portfolio.
Monitoring
 & Risk Management
. The BSP accounting, finance, and operations teams conduct a daily review of the portfolio and produce nightly performance and risk management figures to the portfolio managers. On a go-forward
basis, the sector analysts will
re-underwrite
the underlying investments in the portfolio at least quarterly. In addition to individual credit reviews, BSP compliance takes a comprehensive look at pre and post trading activity within the portfolio to ensure all regulatory requirements are met and maintained.

LEVERAGE
The Fund may use leverage to seek to achieve its investment objective or for liquidity (i.e., to finance the repurchase of Shares and/or bridge the financing of Fund investments pending the acceptance of funds from investor subscriptions). The Fund’s use of leverage may increase or decrease from time to time in its discretion and the Fund may, in the future, determine not to use leverage. Under the 1940 Act, the Fund may borrow in an aggregate amount of up to approximately 33 1/3% of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) immediately after such borrowings. Furthermore, the Fund may use leverage through the issuance of preferred shares in an aggregate amount of liquidation preference attributable to the Preferred Shares combined with the aggregate amount of any borrowings of up to approximately 50% of the Fund’s total net assets immediately after such issuance. Currently, the Fund has no intention to issue preferred shares. The use of leverage creates an opportunity for increased investment returns, but also creates risks for the holders of Shares.
Certain types of leverage used by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by one or more lenders or by guidelines of one or more rating agencies, which may issue ratings for any short-term debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.
Credit Facility
The Fund may establish one or more credit lines to borrow money for a range of purposes, including to provide liquidity for capital calls, to satisfy tender requests, to manage timing issues in connection with the inflows of additional capital, to otherwise satisfy Fund obligations for investment purposes.

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RISKS
Investing in our Shares involves a high degree of risk. Before making an investment in the Fund, you should carefully consider the following risk factors. The risks and uncertainties set forth below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business operations. If any of the following risks were to occur, our business, financial condition or could be materially adversely affected. In such case, the NAV of our Shares could decline, and you may lose all or part of your investment.
Risks Related to the Current Environment
Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.
The U.S. and global capital markets have, from time to time, experienced periods of disruption characterized by the freezing of available credit, a lack of liquidity in the debt capital markets, significant losses in the principal value of investments, the re-pricing
of credit risk in the broadly syndicated credit market, the failure of major financial institutions and general volatility in the financial markets. During these periods of disruption, general economic conditions deteriorated with material and adverse consequences for the broader financial and credit markets, and the availability of debt and equity capital for the market as a whole, and financial services firms in particular, was reduced significantly. These conditions may reoccur for a prolonged period of time or materially worsen in the future. We may in the future have difficulty accessing debt and equity capital markets, and a severe disruption in the global financial markets, deterioration in credit and financing conditions or uncertainty regarding U.S. government spending and deficit levels or other global economic conditions could have a material adverse effect on our business, financial condition and results of operations.
Political, social and economic uncertainty creates and exacerbates risks to us and certain of our portfolio companies.
Social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) that occur will create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which the Fund and its investments are exposed. As global systems, economies and financial markets are increasingly interconnected, events that once had only local impact are now more likely to have regional or even global effects. Events that occur in one country, region or financial market will, more frequently, adversely impact issuers in other countries, regions or markets, including in established markets such as the United States. These impacts can be exacerbated by failures of governments and societies to adequately respond to an emerging event or threat.
Uncertainty can result in or coincide with, among other things: increased volatility in the financial markets for securities, derivatives, loans, credit and currency; a decrease in the reliability of market prices and difficulty in valuing assets (including portfolio company assets); greater fluctuations in spreads on debt investments and currency exchange rates; increased risk of default (by both government and private obligors and issuers); further social, economic, and political instability, including global or regional conflicts; nationalization of private enterprise; greater governmental involvement in the economy or in social factors that impact the economy; changes to governmental regulation and supervision of the loan, securities, derivatives and currency markets and market participants and decreased or revised monitoring of such markets by governments or self-regulatory organizations and reduced enforcement of regulations; limitations on the activities of investors in such markets; controls or restrictions on foreign investment, capital controls and limitations on repatriation of invested capital; the significant loss of liquidity and the inability to purchase, sell and otherwise fund investments or settle transactions (including, but not limited to, a market freeze); unavailability of currency hedging techniques; substantial, and in some periods extremely high rates of inflation, which can last many years and have substantial negative effects on credit and securities markets as well as the economy as a whole; recessions; and difficulties in obtaining and/or enforcing legal judgments.

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In addition, disruptions in the capital markets caused by the rising interest rate environment and fears of a recession have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity can be expected to have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could limit our investment originations, limit our ability to grow and have a material negative impact on our and our portfolio companies’ operating results and the fair values of our debt and equity investments.
Furthermore, the current U.S. political environment is volatile and has increased uncertainty regarding future political, legislative, regulatory or administrative changes that may impact the Manager, the Fund or its investors or the Fund’s investments. Any such changes could impact the laws and regulations applicable to the Manager, the Fund or the Fund’s investments. Significant uncertainty remains in the market regarding the consequences of the current U.S. political environment, and the range and potential implications of possible political, regulatory, economic and market outcomes are difficult to predict. Uncertainty regarding the consequences of the current U.S. political environment may have an adverse effect or may cause volatility in the U.S. or global economies and currency and financial markets in the short or long term, as well as the values of the Fund’s investments and the Fund’s ability to execute its investment strategy or the financial prospects of its investments. While certain of such changes could beneficially impact the Fund or certain investments, other changes could adversely impact the Manager, the Fund or its investors or the Fund’s investments.
The capital markets are currently in a period of disruption and economic uncertainty. Such market conditions have adversely affected debt and equity capital markets, which have had, and may continue to have, a negative impact on our business and operations.
The U.S. capital markets have experienced extreme disruption. Such disruptions have been evidenced by volatility in global stock markets as a result of, among other things, inflation and fears of a global recession. Despite actions of the U.S. federal government and foreign governments, these events have contributed to worsening general economic conditions that are materially and adversely impacting broader financial and credit markets and reducing the availability of debt and equity capital for the market as a whole.
Significant changes or volatility in the capital markets may negatively affect the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan to hold an investment to maturity). Our valuations, and particularly valuations of private investments and private companies, are inherently uncertain, fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information that may not reflect the full impact of the current economic environment. Any public health emergency, including an outbreak of existing or new epidemic diseases, or the threat thereof, and the resulting financial and economic market uncertainty could have a significant adverse impact on us and the fair value of our investments and our portfolio companies.
Significant changes in the capital markets, such as the disruption in economic activity caused by rising interest rates, have limited, and could continue to limit, our investment originations, limit our ability to grow and have a material negative impact on our and our portfolio companies’ operating results and the fair values of our debt and equity investments. Additionally, the disruption in economic activity caused by rising interest rates and a potential global recession has had, and may continue to have, a negative effect on the potential for liquidity events involving our investments. The illiquidity of our investments may make it difficult for us to sell such investments to access capital, if required. As a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them to increase our liquidity. An inability on our part to raise incremental capital, and any required sale of all or a portion of our investments as a result, could have a material adverse effect on our business, financial condition or results of operations.

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Further, current market conditions may make it difficult to raise equity capital, extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Any failure to do so could have a material adverse effect on our business. The debt capital available to us in the future, if available at all, may bear a higher interest rate and may be available only on terms and conditions less favorable than those of our existing debt. Such debt may need to be incurred in a rising interest rate environment. If we are unable to raise new debt or refinance our existing debt, then our equity investors will not benefit from the potential for increased returns on equity resulting from leverage, and we may be unable to make new commitments or to fund existing commitments to our portfolio companies. Any inability to extend the maturity of or refinance our existing debt or obtain new debt could have a material adverse effect on our business, financial condition or results of operations.
Future disruptions or instability in capital markets could negatively impact the Fund’s ability to raise capital, and have a material adverse effect on the Fund’s business, financial condition and results of operations.
From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.
Future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the re-appearance
of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our consolidated financial statements for the applicable period, which could result in significant reductions to our NAV for the period. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.
Uncertainty with respect to the financial stability of the United States and several countries in the European Union could have a significant adverse effect on the Fund’s business, financial condition and results of operations.
U.S. debt ceiling and budget deficit concerns have increased the possibility of credit-rating downgrades or a recession in the United States. U.S. lawmakers have passed legislation to raise the federal debt ceiling on multiple occasions. Uncertainty regarding the status of negotiations in the U.S. government to increase the

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statutory debt ceiling could increase the risk that the U.S. government may default on payments on certain U.S. government securities, cause the credit rating of the U.S. government to be downgraded.
The impact of the increased debt ceiling and/or downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. Absent further quantitative easing by the Federal Reserve, these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time, and may lead to additional shutdowns in the future. Continued adverse political and economic conditions could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks associated with changes in interest rates.
General interest rate fluctuations may have a substantial negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income.
In an effort to combat inflation, the U.S. Federal Reserve has increased the federal funds rate. Because we currently incur indebtedness to fund our investments, a portion of our income depends upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. To the extent our investments have fixed interest rates or have interest rate floors that are higher than the floor on, or interest rates that “reset” less frequently than, any secured credit facilities we may enter into, increases in interest rates can lead to interest rate compression and have a material adverse effect on our net investment income. In addition to increasing the cost of borrowed funds, which may materially reduce our net investment income, rising interest rates may also adversely affect our ability to obtain additional debt financing on terms as favorable as under our current debt financings, or at all.
In a rising interest rate environment, there is a risk that the portfolio companies in which we hold floating rate securities will be unable to pay escalating interest amounts, which could result in a default under their loan documents with us. Rising interests rates could also cause portfolio companies to shift cash from other productive uses to the payment of interest, which may have a material adverse effect on their business and operations and could, over time, lead to increased defaults on our investments in such portfolio companies. In addition, increasing payment obligations under floating rate loans may cause borrowers to refinance or otherwise repay our loans earlier than they otherwise would, requiring us to incur management time and expense to re-deploy
such proceeds, including on terms that may not be as favorable as our existing loans. In addition, rising interest rates may increase pressure on us to provide fixed rate loans to our portfolio companies, which could adversely affect our net investment income, as increases in our cost of borrowed funds would not be accompanied by increased interest income from such fixed-rate investments.
We may hedge against interest rate fluctuations by using hedging instruments such as caps, swaps, futures, options and forward contracts, subject to applicable legal requirements, including all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to benefit from lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions or any adverse developments from our use of hedging instruments could have a material adverse effect on our business, financial condition and results of operations. In addition, we may be unable to enter into appropriate hedging transactions when desired and any hedging transactions we enter into may not be effective.
The ongoing armed conflicts in Eastern Europe and the Middle East may have a material adverse impact on us and our portfolio companies.
The ongoing armed conflicts between Russia and Ukraine in Europe and among the U.S., Israel, Iran, Hamas and other militant groups in the Middle East could have a negative impact on the economy and business activity globally (including in the countries in which we invest), and therefore could adversely affect the performance of our investments. The ongoing conflicts in Eastern Europe and the Middle East have led, are currently leading, and for an unknown period of time may continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. Furthermore, the aforementioned conflicts and the varying involvement of the United States and other NATO countries could preclude prediction as to their ultimate adverse impact on global economic and market conditions, and, as a result, presents material uncertainty and risk with respect to us and the performance of our investments or operations, and our ability to achieve its investment objectives. Additionally, to the extent that third parties, investors, or related customer bases have material operations or assets in such conflict zones, they may have adverse consequences related to the o ngo
ing conflict.
Risks Related to Our Business and Structure
The amount of any distributions we pay is uncertain. Our distributions to our Shareholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. A return of capital is a return of your initial investment in the Fund rather than earnings or gains derived from our investment activities. We may not be able to pay you distributions, and our distributions may not grow over time.
The Fund cannot assure investors that the Fund will achieve investment results that allows the Fund to make a specified level of cash distributions or year-to-year
increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund and the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.
In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions may constitute a return of capital to Shareholders. A return of capital generally is a return of a Shareholder’s investment, rather than a return of earnings or gains derived from the Fund’s investment activities, and generally results in a reduction of the Shareholder’s tax basis in the Shares. To the extent that the Fund pays distributions that constitute a return of capital for U.S. federal income tax purposes, a Shareholder’s tax basis in his or her Shares will be lowered. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.
Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing the Fund’s NAV through increased net unrealized depreciation.
Prior to the onset of the global financial crisis, CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised a substantial portion of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. While prices have appreciated measurably in recent years, conditions in the large corporate leveraged loan market may experience similar disruptions or distortions in the future, which may cause pricing levels to decline similarly or be volatile. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of debt securities we hold, which could have a material adverse impact on our business, financial condition and results of operations.

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Our ability to achieve the Fund’s investment objective depends on BSP’s and its affiliates’ ability to manage and support our investment process. If BSP were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.
We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our BSP. We also depend, to a significant extent, on our BSP’s access to the investment professionals and the information and deal flow generated by such investment professionals in the course of its investment and portfolio management activities. BSP evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service and coordination of BSP, including its key professionals. The departure of a significant number of BSP’s or its affiliates’ key professionals could have a materially adverse effect on our ability to achieve our investment objective. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting BSP or its affiliates or other companies advised by BSP and its affiliates could create adverse publicity and adversely affect us and our relationship with investment banks, business brokers, loan syndication and trading desks and other investment counterparties. In addition, we can offer no assurance that BSP will remain our investment adviser or that we will continue to have access to BSP’s or its affiliates’ investment professionals or their information and deal flow.
Because the Fund’s business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Manager and BSP to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
The services provided by our Manager and BSP depend on its relationship with private equity firms, investment banks, business brokers, loan syndication and trading desks, and commercial banks, and we rely to a significant extent upon these relationships for potential investment opportunities. If our Manager or BSP fail to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Manager’s and BSP’s professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.
We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.
The Fund competes for investments with other
closed-end
funds and investment funds (including private equity firms and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may intensify. Many of the Fund’s competitors are substantially larger and may have considerably greater financial, technical and marketing resources than the Fund. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments, which allow them to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, terms and structure, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. We believe a significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a closed-end
fund.

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A significant portion of the Fund’s investment portfolio is recorded at fair value as determined in good faith by our Manager and, as a result, there is and will be uncertainty as to the value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there are no readily available market quotations, at fair value, as determined by our Manager, as valuation designee, subject to oversight by the Board. However, the majority of our investments are not publicly traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith by our Board.
The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and our Manager has a conflict of interest in making this determination. We expect our Manager to value our securities quarterly at fair value and at such other times as may be required to comply with the requirements of the 1940 Act. Our Manager may utilize the services of one or more independent third-party valuation firms to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments on indebtedness and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our Manager may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our NAV could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments. See “
Net Asset Valuation
.”
We may experience fluctuations in the Fund’s quarterly results.
We may experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, variations in the interest rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.
We depend upon information systems, and systems failures could significantly disrupt the Fund’s business, which may, in turn, negatively affect the value of the Fund’s Shares and our ability to pay distributions.
We depend upon the communications and information systems of the Manager, BSP and their affiliates as well as certain other third-party service providers. We, and our third-party service providers, are susceptible to operational and information security risks. While our third-party service providers have procedures in place with respect to information security, their technologies may become the target of cyber-attacks or information security breaches that could result in the unauthorized gathering, monitoring, release, misuse, loss or destruction of our and/or our Shareholders’ confidential and other information, or otherwise disrupt our operations or those of our third-party service providers. Disruptions or failures in the physical infrastructure or operating systems that our third-party service providers, cyber-attacks or security breaches of the networks, systems or devices that our third-party service providers use to service our operations, or disruption or failures in the movement of information between service providers could disrupt and impact the service providers’ and our operations, potentially resulting in financial losses, the inability of our Shareholders to transact business and of us to process transactions, inability to calculate our NAV, misstated or unreliable financial data, violations of applicable privacy and other laws, regulatory fines, penalties, litigation costs, increased insurance premiums, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Our third-party service providers’ policies and procedures with respect to information security have been established to seek to identify

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and mitigate the types of risk to which we and our third-party service providers are subject. As with any risk management system, there are inherent limitations to these policies and procedures as there may exist, or develop in the future, risks that have not been anticipated or identified. There can be no assurance that we or our third-party service providers will not suffer losses relating to information security breaches (including cyber-attacks) or other disruptions to information systems in the future.
Our business could suffer in the event our Manager, BSP or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.
Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the internal information technology systems of our Manager, BSP and other parties that provide us with services essential to our operations, these systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business.
A cyber-incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can result in third parties gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As reliance on technology in our industry has increased, so have the risks posed to the systems of our Manager, BSP and other parties that provide us with services essential to our operations, both internal and those that have been outsourced. In addition, the risk of a cyber-incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases such attacks and intrusions are designed not to be detected and, in fact, may not be detected.
The remediation costs and lost revenues experienced by a victim of a cyber-incident may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems caused by any breaches, including reputational harm, loss of revenues and litigation. In addition, a security breach or other significant disruption involving the information technology networks and related systems of our Manager, BSP or any other party that provides us with services essential to our operations could:

•	result in misstated financial reports, violations of loan covenants, missed reporting deadlines;

•	affect our ability to properly monitor our compliance with the rules and regulations regarding our qualification as a RIC;

•
result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

•	result in liability to us for claims by Shareholders and third-parties;

•	require significant management attention and resources to remedy any damages that result; or

•	adversely impact our reputation among investors.

•
Although our Manager, BSP and other parties that provide us with services essential to our operations intend to continue to implement industry-standard security measures, there can be no assurance that those measures will be sufficient, and any material adverse effect experienced by our Manager, BSP and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.

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We could potentially be involved in litigation arising out of the Fund’s operations in the normal course of business.
We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, we do not expect any current matters will materially affect our financial condition or results of operations; however, there can be no assurance whether any pending legal proceedings will have a material adverse effect on our financial condition or results of operations in any future reporting period.
The Fund may rely upon projections, forecasts or estimates developed by BSP and its affiliates or a company in which the Fund is invested concerning the company’s future performance and cash flow.
Projections, forecasts and estimates are forward-looking statements and are based upon certain assumptions. Actual events are difficult to predict and beyond the Fund’s control. Actual events may differ from those assumed. Some important factors which could cause actual results to differ materially from those in any forward-looking statements include changes in interest rates; loan pricing; leverage levels; loan structures; credit agreement terms; prepayment rates; timing of acquiring additional assets for the Fund; exchange rates or default or recovery rates or timing; mismatches between the timing of accrual and receipt of proceeds from the Fund’s assets; domestic and foreign business, market, financial or legal conditions; differences in the actual allocation of the Fund’s investments among asset groups from that described herein; the degree to which the Fund’s investments are hedged and the effectiveness of such hedges, among others. Accordingly, there can be no assurance that estimated returns or projections can be realized or that actual returns or results will not be materially lower than those estimated therein.
None of the Fund, BSP, their respective affiliates or any other person has any obligation to update or otherwise revise any projections, forecasts or estimates, including any revisions to reflect changes in economic conditions or other circumstances arising after the date of such projections, forecasts or estimates or to reflect the occurrence of unanticipated events, even if the underlying assumptions do not come to fruition.
We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.
We are classified as
“non-diversified”
under the 1940 Act. As a result, we can invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.
There are significant potential conflicts of interest that could impact the Fund’s investment returns.
We pay a Management Fee to our Manager and reimburse our Manager for certain expenses it incurs on our behalf. BSP received a sub-advisory
fee from the Manager. In addition, investors in our Shares invest on a gross basis and receive distributions on a net basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. See “
Potential Conflicts of Interest
” for additional information.
The time and resources that individuals and the executive officers of the Manager or BSP devote to us may be diverted and we may face additional competition due to the fact that neither our Manager, BSP nor their affiliates are prohibited from raising money for or managing another entity that makes the same types of investments that we target.
Affiliates and executive officers of the Manager or BSP currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of

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investments as those we target. As a result, the time and resources that the executive officers and individuals employed by the Manager, BSP and their affiliates devote to us may be diverted, and during times of intense activity in other areas of business, they may devote less time and resources to our business than is necessary or appropriate.
Our ability to enter into transactions with our affiliates is restricted.
The 1940 Act generally prohibits
closed-end
funds from entering into negotiated
co-investments
with affiliates absent an order from the SEC. Unless otherwise provided in the allocation policy, if an investment opportunity is appropriate for both us and other investment funds, the investment opportunity requires more than the price to be negotiated and cannot be effected pursuant to the terms of our exemptive order granted by the SEC, the investment opportunity will be made available to the other investment fund or us on an alternating basis based on the date of closing of each such investment opportunity and each fund’s available capital. As a result, the Manager, BSP and/ or their affiliates may face conflicts in allocating investment opportunities between us and such other entities. Although the Manager, BSP and their affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that, in the future, we may not be given the opportunity to participate in investments made by investment funds managed by the Manager, BSP or their affiliates.
The Fund expects that a number of
open-end
investment companies registered under the 1940 Act, and who are managed by affiliates of the Manager or BSP, will purchase Shares. It is possible that one or more of these funds could acquire enough Shares to be presumed to control the Fund for purposes of the 1940 Act. Such a controlling investor could have significant influence on votes requiring Shareholder approval. In addition, the 1940 Act generally prohibits affiliates of a registered investment company from engaging in certain types of transactions with the registered investment company or a company controlled by a registered investment company, absent an exemption. This scenario would limit the types of transactions the Fund could otherwise participate in if it was not controlled by an affiliated registered investment company.
The Fund has received exemptive relief from the SEC that permits it greater flexibility to negotiate the terms of co-investments
if our Board determines that it would be advantageous for us to co-invest
with other accounts sponsored or managed by BSP or its affiliates (“Affiliated Funds”) in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions. Under the terms of this exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our eligible trustees have approved the policies and procedures of the Fund that are reasonably designed to ensure compliance with the terms of the exemptive order and has reviewed the allocation policy and other co-investment
policies of BSP. The exemptive order is subject to certain terms and conditions so there can be no assurance that the Fund will be permitted to invest in aggregated transactions alongside certain of the Affiliated Funds other than in the circumstances currently permitted by regulatory guidance and the exemptive order. For example, in certain instances, the Fund’s ability to participate in such negotiated joint transactions alongside Affiliated Funds will require the “required majority” of the Fund’s eligible trustees to make certain conclusions in connection with a co-investment
transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our shareholders and do not involve overreaching in respect of us or our shareholders on the part of any person concerned and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment strategies and policies.
The Fund will be an “Acquired” Fund under Rule
12d1-4
.
The 1940 Act restricts the ability of other registered investment companies and certain other funds to invest in the Fund. The SEC adopted Rule
12d1-4
under the 1940 Act, which provides an exemption to permit acquiring funds that operate as registered investment companies or BDCs to invest in the securities of other registered investment companies or BDCs in excess of the
3-5-10%
Limitations, subject to certain conditions. Among other

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conditions, Rule
12d1-4
prohibits an acquiring fund from acquiring control of another investment company (other than an investment company in the same group of investment companies), including by acquiring more than 25% of its voting securities. In addition, Rule
12d1-4
imposes certain voting requirements when an acquiring fund’s ownership of another investment company exceeds particular thresholds. If shares of a fund are acquired by another investment company, the “acquired” fund may not purchase or otherwise acquire the securities of an investment company or private fund if immediately after such purchase or acquisition, the securities of investment companies and private funds owned by that acquired fund have an aggregate value in excess of 10% of the value of the total assets of the fund, subject to certain exceptions (including exceptions for acquiring funds that are in the same group of investment companies as the Fund). These restrictions may limit the ability of other funds to invest in the Fund to the extent desired.
We may be subject to corporate-level U.S. federal income taxes if we fail to maintain our qualification as a RIC.
To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements.

•
The annual distribution requirement (the “Annual Distribution Requirement”) for a RIC will be satisfied if we distribute to our Shareholders on an annual basis at least 90% of our investment company taxable income (as defined by the Code and determined without regard to any deduction for dividends paid). We may be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. Also, share repurchases could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. In such cases, if we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

•
The income source requirement will be satisfied if at least 90% of our gross income for such taxable year consists of dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of shares, securities or foreign currencies, other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to our business of investing in such shares, securities or currencies, and net income derived from interests in “qualified publicly-traded partnerships.”

•
The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, (i) at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities if such other securities of any one issuer to not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer and (ii) no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in us having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to maintain RIC tax treatment for any reason and are subject to corporate-level U.S. federal income tax on all of our income, the resulting corporate taxes could substantially reduce our net assets, the

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amount of income available for distribution and the amount of our distributions. Even if we qualify as a RIC, we will be required to pay corporate-level U.S. federal income taxes on any income or capital gains that we do not distribute (or are deemed not to be distributed) to Shareholders. We may also be subject to certain U.S. federal excise taxes, as well as state, local and
non-U.S.
taxes.
The Fund may be subject to leverage risk.
The use of leverage creates an opportunity for increased Share gains, but also creates risks for Shareholders. The Fund cannot assure Shareholders that the use of leverage, if employed, will benefit the common shares. Any leveraging strategy the Fund employs may not be successful. Leverage involves risks and special considerations for Shareholders, including:

•	the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage;

•	the risk that fluctuations in interest rates or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders;

•	the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and

•	leverage may increase operating costs, which may reduce total return.
Any decline in the NAV of the Fund’s investments will be borne entirely by Shareholders. Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged. While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage may reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage.
Certain types of leverage used by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or preferred shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. BSP does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.
In addition to the foregoing, the use of leverage treated as indebtedness of the Fund for U.S. federal income tax purposes may reduce the amount of Fund dividends that are otherwise eligible for the dividends received deduction in the hands of corporate Shareholders.
Risks Related to Our Investments
Our investments in portfolio companies may be risky, and we could lose all or part of the Fund’s investment.
Under normal circumstances, debt investments will represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes). We invest primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies.

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First and Second Lien Senior Secured Loans
. When we make senior secured loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Finally, applicable bankruptcy laws may adversely impact the timing and methods used by us to liquidate collateral securing our loans, which could adversely affect the collectability of such loans. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.
Mezzanine Debt
. Our mezzanine debt investments will generally be subordinated to senior loans and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal which could lead to the loss of our entire investment.
These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, including in order to pay amounts owed under senior loans, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and Shareholders to non-cash
income. Since we will not receive any principal repayments prior to the maturity of some of our mezzanine debt investments, such investments will be of greater risk than amortizing loans.
Payment-in-Kind
(“PIK”) Interest Risk
. The Fund may hold investments that result in PIK interest. All things being equal, the deferral associated with PIK interest also increases the loan-to-value
ratio at a compounding rate. The market prices of PIK securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality. Because PIK interest results in an increase in the size of the PIK securities held, the Fund’s exposure to potential losses increases when a security pays PIK interest.
More generally, investing in private companies involves a number of significant risks, including that they: (i) may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment; (ii) have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns; (iii) are more likely to depend on the management talents and efforts of a small group of persons so the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; and (iv) generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers and trustees and employees of our Manager or BSP may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies and may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
To the extent that the Fund invests in original issue discount (“OID”) or PIK instruments and the accretion of OID or PIK interest income constitutes a portion of the Fund’s income, the Fund will be exposed to risks

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9

associated with the requirement to include such
non-cash
income in taxable and accounting income prior to receipt of cash, including the following:

•
the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

•	OID and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

•
an election to defer PIK interest payments by adding them to the principal on such instruments increases the Fund’s future investment income which increases the Fund’s net assets and, as such, increases the Manager’s future management fees;

•
market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

•	the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

•	even if the conditions for income accrual under US GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

•
the required recognition of OID or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash
component of the Fund’s investment company taxable income that may require cash distributions to Shareholders in order to maintain the Fund’s ability to be subject to tax as a RIC; and

•	OID may create a risk of non-refundable cash payments to the Fund based on non-cash accruals that may never be realized.
Covenant Lite Loans Risk
. To a lesser extent, the Fund may invest in, or obtain exposure to, obligations that may be “covenant lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay the Fund’s ability to seek to recover its investment.
The Fund will generally focus on debt investments in U.S.-based middle market companies, which involve certain risks.
BSP may determine whether companies are U.S.-based or qualify as “middle market” in their sole discretion. In addition, the Fund is not restricted in its ability to invest in companies of any size or in any geographical location, and may from time to time or over time invest any amount in companies of any size or in any geographical location. In addition, the Fund may from time to time invest in other assets, subject to the investment restrictions set forth in the Partnership Agreements, which may include investments in loans to other type of corporate borrowers, portfolios of loans, leases, or other assets, consumer loans and receivables, contract receivables, structured finance arrangements, asset-backed securities, REITs, partnership interests, royalty interests, insurance policies, trust certificates, control positions, or other types of financial instruments or other assets BSP believes are attractive opportunities for the Fund. Certain investments may require that the Fund participate in joint ventures, trustee arrangements, or consortia formed for the purpose of such investment which involve delegating control or certain decision-making or the possibility of disagreements between partners, beneficial owners or consortium members which may impact the Fund’s ability to realize its investment. In addition, investments in which the Fund invests that are secured by real property, equipment, or other assets may result in the Fund holding such assets directly as a result of a default of such borrowers, requiring the Fund to hold, manage and dispose of such assets directly. The consideration of these investment opportunities and management and disposition of such assets may require specialized expertise not held by BSP and may involve different or additional regulatory requirements or risks and as such represent additional risk to the Fund and its investors. There is no guarantee that any such investments will ultimately be realized as anticipated by BSP, or at the value or on the time frame in which BSP anticipates.
Loan origination involves a number of particular risks that may not exist in the case of secondary debt purchases.
The Fund intends to seek to originate certain investments. When originating loans, BSP will generally have to rely more on its own resources and assessments to conduct due diligence of the borrower, which may be different or more limited than the diligence conducted for a broadly syndicated transaction involving an underwriter. Originators of loans may be entitled to certain rights and fees not available to secondary purchasers of loans. Loan origination may involve additional regulatory risks and expenses, given the requirement to hold a license for certain types of lending in some jurisdictions, which may be applicable to the Fund, BSP or their affiliates. Loan origination may involve additional regulatory risks given the requirement to hold a license for certain types of lending in some jurisdictions or additional disclosure requirements. In certain circumstances, originators of a loan may be subject to risks as an originator if the Fund has sold a participation to other persons.
Our portfolio companies may incur debt that ranks equally with, or senior to, the Fund’s investments in such companies.
The investment portfolio will primarily consist of privately offered secured debt (including senior secured, unitranche and second-lien debt) and unsecured debt (including senior unsecured and subordinated debt) across directly originated corporate loans and, to a lesser extent, broadly syndicated corporate loans and high yield corporate bonds. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
There may be circumstances where the Fund’s debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
Even though we intend to generally structure our directly-originated investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.
We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. A number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal

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theories. Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of the Fund’s investments, the Fund could be subject to allegations of lender liability.
Holders of structured products bear the risks, including credit risk, of the underlying investments, index or reference obligation and are subject to prepayment and counterparty risks.
The Fund may invest in structured products, consisting of CLOs and credit-linked notes. CLOs and structured products are generally backed by an asset or a pool of assets (often senior secured loans and other credit-related assets in the case of a CLO) that serve as collateral.
In some instances, such as in the case of most CLOs, structured products are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches.
The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.
Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold. Structured products, and particularly subordinated interests thereof, are less liquid than many other types of securities and may be more volatile than the underlying assets. As a result, investments in CLOs and credit-linked notes may be subject to liquidity risk and may be characterized by the Fund as illiquid securities. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that investments in CLO equity and junior debt tranches will likely be subordinate to other senior classes of CLO debt; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
In addition, changes in the collateral held by a CLO may cause payments on the instruments the Fund holds to be reduced, either temporarily or permanently. Further, the performance of a CLO or other structured products will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility.

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Second priority liens on collateral securing the Fund’s loans may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
A portion of our loans are secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by us under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive anything. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors.
There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against our remaining assets, if any.
The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with more senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: (i) the ability to cause the commencement of enforcement proceedings against the collateral; (ii) the ability to control the conduct of such proceedings; (iii) the approval of amendments to collateral documents; (iv) releases of liens on the collateral; and (v) waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.
The Fund may invest in unsecured loans, which are not secured by collateral.
In the event of default on an unsecured loan, the first priority lien holder has first claim to the underlying collateral of the loan. It is possible that no collateral value would remain for an unsecured holder and therefore result in a loss of investment to the Fund. Because unsecured loans are lower in priority of payment to secured loans, they are subject to the additional risk that the cash flow of the borrower may be insufficient to meet scheduled payments after giving effect to the secured obligations of the borrower. Unsecured loans generally have greater price volatility than secured loans and may be less liquid.
The Fund may invest in high yield debt, a substantial portion of which may be rated below investment grade by one or more nationally recognized statistical rating organizations or which may be unrated but of comparable credit quality to obligations rated below investment grade, and have greater credit and liquidity risk than more highly rated debt obligations.
High yield debt is generally unsecured and may be subordinate to other obligations of the obligor. The lower rating of high yield debt reflects a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings) or both may impair the ability of the obligor to make payment of principal and interest. Many issuers of high yield debt are highly leveraged, and their relatively high debt-to-equity
ratios create increased risks that their operations might not generate sufficient cash flow to service their debt obligations. In addition, many issuers of high yield debt may be in poor financial condition, experiencing poor operating results, having substantial capital needs or negative net worth or be facing special competitive or product obsolescence

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problems, and may include companies involved in bankruptcy or other reorganizations or liquidation proceedings. Certain of these securities may not be publicly traded, and, therefore, it may be difficult to obtain information as to the true condition of the issuers. Overall declines in the below investment-grade bond and other markets may adversely affect such issuers by inhibiting their ability to refinance their debt at maturity. High yield debt is often less liquid than higher rated securities.
High yield debt is often issued in connection with leveraged acquisitions or recapitalizations in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. High yield debt has historically experienced greater default rates than has been the case for investment-grade securities. The Fund may also invest in equity securities issued by entities with unrated or below investment-grade debt.
High yield debt may also be in the form of
zero-coupon
or deferred interest bonds, which are bonds which are issued at a significant discount from face value. The original discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero-coupon
bonds do not require the periodic payment of interest, deferred interest bonds generally provide for a period of delay before the regular payment of interest begins. Such investments experience greater volatility in market value due to changes in the interest rates than bonds that that provide for regular payments of interest.
The Fund may make investments whose capital structures have significant leverage.
Such investments are inherently more sensitive to declines in revenues and asset values and to increases in expenses and interest rates. The leveraged capital structure of such investments will increase the exposure of the investments to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment, its underlying assets or its industry. Additionally, depending on the level in the capital structure in which the Fund acquires investments, the Fund may be subject to a greater risk of loss than if it acquires securities higher in a capital structure.
We generally will not control the Fund’s portfolio companies.
We generally will not control our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded
companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.
We may lose money on our investments in equity securities.
We expect to make selected equity investments, such as direct equity investments, including controlling investments, warrants or other equity securities. In addition, when we invest in first and second lien senior loans or mezzanine debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to

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give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.
Inflation and supply chain risk could adversely impact our portfolio companies and our results of our operations.
Economic activity has continued to accelerate across sectors and regions. Nevertheless, due to global supply chain issues and geopolitical events, including the outbreak of global or regional conflicts (such as those in the Middle East and Eastern Europe), a rise in energy prices and strong consumer demand as economies continue to reopen, inflation is showing signs of acceleration in the U.S. and globally.
The U.S. and other developed economies have recently begun to experience higher-than normal inflation rates. It remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation and rapid fluctuations in inflation rates have had in the past, and may in the future have, negative effects on economies and financial markets, particularly in emerging economies. For example, if an underlying portfolio company is unable to increase its revenue in times of higher inflation, its profitability may be adversely affected. Underlying portfolio companies may have revenues linked to some extent to inflation, including, without limitation, by government regulations and contractual arrangement. As inflation rises, an underlying portfolio company may earn more revenue but may incur higher expenses. As inflation declines, an underlying portfolio company may not be able to reduce expenses commensurate with any resulting reduction in revenue. Furthermore, wages and prices of inputs increase during periods of inflation, which can negatively impact returns on investments. In an attempt to stabilize inflation, countries may impose wage and price controls or otherwise intervene in the economy. Governmental efforts to curb inflation often have negative effects on the level of economic activity. There can be no assurance that inflation will not become a serious problem in the future and have an adverse impact on the Fund returns. There can be no assurance that continued and more wide-spread inflation in the U.S. and/or other economies will not become a serious problem in the future and have a material adverse impact on the Fund’s returns.
We may experience consequences resulting from the general risks associated with Derivatives.
Although the Fund does not expect investments in Derivatives to represent a significant component of its portfolio initially, the Fund may use Derivatives including, in particular, swaps (including, total return swaps), synthetic collateralized loan obligations, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, Derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a Derivative for speculative purposes, which the Fund does not initially intend to do, the Fund will be fully exposed to the risks of loss of that Derivative, which may sometimes be greater than the Derivative’s cost. The use of Derivatives may involve substantial leverage. The use of Derivatives may subject the Fund to the following risks, including but not limited to:

•
Credit
risk-the
risk that the counterparty in a Derivative transaction will be unable to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar Derivative will not be able to honor its financial obligations. Certain participants in the Derivatives market, including larger financial institutions, have recently experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a Derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience

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•
significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

•	Currency risk-the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

•
Leverage
risk-the
risk associated with certain types of Derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

•
Liquidity
risk-the
risk that certain securities may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in OTC Derivative transactions.

•
Correlation
risk-the
risk that changes in the value of a Derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

•
Index
risk-if
the Derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the Derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

•
Regulatory risk-various legislative and regulatory initiatives may impact the availability, liquidity and cost of Derivatives, including potentially limiting or restricting the ability of the Fund to use certain Derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective.

•
Counterparty risk- if a counterparty fails to meet its contractual obligations, goes bankrupt, or otherwise experiences a business interruption, the Fund could miss investment opportunities or otherwise hold investments it would prefer to sell, resulting in losses for the Fund.

If we utilize certain classes of Derivatives, we will be required to comply with Rule
18f-4.
Under Rule
18f-4
of the 1940 Act, registered investment companies that make significant use of derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions) are required to operate subject to a value-at-risk
leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. Such requirements may limit the ability of the Fund to invest in derivatives, short sales and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect the Fund’s efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objective.
Terrorist attacks, acts of war, global or regional conflicts (such as those in the Middle East and Eastern Europe), natural disasters, outbreaks or pandemics may impact the Fund’s portfolio companies and harm the Fund’s business, operating results and financial condition.
Terrorist acts, acts of war, global or regional conflicts (such as those in the Middle East and Eastern Europe), natural disasters, disease outbreaks, pandemics or other similar events may disrupt our operations, as well as the operations of our portfolio companies. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, natural disasters, disease outbreaks, pandemics or other similar events could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact

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our portfolio companies and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.
Special situation investments involve a high degree of business and financial risk that can result in substantial losses, which risks generally are greater than risks of investing in public companies that may be at a later stage of development.
We may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, we may be required to sell our investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which we intend to invest, there is a potential risk of loss by us of our entire investment in such companies.
Economic recessions or downturns could impair the Fund’s portfolio companies and harm the Fund’s operating results.
Many of the portfolio companies in which we may invest may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing
assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.
In addition, while we believe that these conditions also afford attractive opportunities to make investments, future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.
Defaults by the Fund’s portfolio companies will harm the Fund’s operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.
An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.
We intend to invest in corporate debt of middle market companies, including privately-held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves tend to be less liquid. As such, we may

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have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. Finally, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of BSP to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns.
While middle market companies may have potential for rapid growth, they often involve higher risks. Middle market companies have more limited financial resources than larger companies and may be unable to meet their obligations under their debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment. Middle market companies also typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Less publicly available information may be available about these companies and they may not be subject to the financial and other reporting requirements applicable to public companies. They are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company and, in turn, on the Fund. Middle market companies may also have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. They may also have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. Middle market loans may also be subject to greater illiquidity if they are privately negotiated or syndicated in comparison to publicly traded instruments or, if such instruments are publicly traded, there may be smaller relative trading volumes.
The Fund may invest a portion of its investments in loans originated by banks and other financial institutions which pose certain risks.
The loans in which the Fund invests may include term loans and revolving loans, may pay interest at a fixed or floating rate and may be senior or subordinated. Purchasers of bank loans are predominantly commercial banks, investment funds and investment banks. As secondary market trading volumes for bank loans increase, new bank loans are frequently adopting standardized documentation to facilitate loan trading which should improve market liquidity. There can be no assurance, however, that future levels of supply and demand in bank loan trading will provide an adequate degree of liquidity, that current levels of liquidity will persist and that the market will not experience periods of significant illiquidity in the future. In addition, the Fund may make investments in stressed or distressed bank loans which are often less liquid than performing bank loans.
The Fund may acquire interests in bank loans either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution. Participation interests in a portion of a debt obligation typically result in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights of set-off
against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will assume the credit risk of both the borrower and the institution selling the participation. The settlement process for the purchase of bank loans can take several days and, in certain instances, several weeks longer than a bond trade. The longer a trade is outstanding between the counterparties, the higher the possible risk of additional operational and settlement issues and the potential for the Fund’s counterparty to fail to perform.

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The disposition of the Fund’s investments may result in contingent liabilities.
A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of payments previously paid to us.
The lack of liquidity in the Fund’s investments may adversely affect the Fund’s business.
We invest in companies whose securities are typically not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. We expect that our investments will generally be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses. With respect to our investments in investment funds that calculate a NAV per share, there can be no assurance that we will be able to sell such investments at a price equal to its NAV per share and we may ultimately sell such investments at discount to its NAV per share.
Due to the illiquid nature of certain positions which the Fund is expected to acquire, as well as the uncertainties of the reorganization and active management process, BSP is unable to predict with confidence what the exit strategy will ultimately be for any given position, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.
Prepayments of the Fund’s debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.
We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid, and we could experience significant delays in reinvesting these amounts. Alternative future investments in new portfolio companies may also be at lower yields than the debt that was repaid and will, in any case, require additional BSP time. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.
We may not have the funds or ability to make additional investments in the Fund’s portfolio companies, which may have a negative impact on a portfolio company and us.
We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on
investments. Any decisions not to make a
follow-on
investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

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In the event that the Fund acquires fixed income securities and/or other instruments that are publicly traded, the Fund will be subject to certain inherent risks.
In some circumstances, the Fund may be unable to obtain financial covenants or other contractual rights, including management rights, that it might otherwise be able to obtain in making privately-negotiated debt investments. Moreover, the Fund may not have the same access to information in connection with investments in public instruments, either when investigating a potential investment or after making an investment, as compared to a privately-negotiated debt investment.
The Fund may invest in convertible securities, which are subject to certain risks.
Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible
securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
The value of the real estate underlying the mortgage loans in which the Fund may invest is subject to market conditions.
Changes in the real estate market may adversely affect the value of the collateral and thereby lower the value to be derived from a liquidation. In addition, adverse changes in real estate values increase the probability of default on the mortgage loans, as the incentive of the borrower to retain equity in the property declines. Loans may become nonperforming for a wide variety of reasons, including, without limitation, because the mortgaged property is too highly leveraged (and, therefore, the property is unable to generate sufficient income to meet its debt service payments), the property is poorly managed, or because the mortgaged property has a high vacancy rate, has not been fully completed or is in need of rehabilitation. Such non-performing
loans may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate, capitalization of interest payments, and a substantial write-down of the principal of the loan.

Of paramount concern in the purchase of certificates representing interests in loans secured by real estate is the possibility of material misrepresentation or omission on the part of the borrower or seller. Such inaccuracy or incompleteness may adversely affect the valuation of the real estate underlying the loans or may adversely affect the ability of the lender to perfect or effectuate a lien on the real estate or other collateral securing the loan. Under certain circumstances, payments to the Fund may be reclaimed if such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Under environmental laws, owners of property may be liable for the clean-up
and removal of hazardous substances even where the owner was not responsible for placing the hazardous substances on the property or where the property was contaminated prior to the time the owner took title. The kinds of hazardous substances for which liability may be incurred include, inter alia, chemicals and other materials commonly used by small businesses and manufacturing operations. The costs of removal and clean-up
of hazardous substances and wastes can be extremely expensive and, in some cases, can exceed the value of a property. In addition, the presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may materially adversely affect the value of the relevant instruments held by the Fund. Similarly, real estate is subject to loss due to special hazards such as floods, earthquakes and hurricanes. It may be impractical or impossible to fully insure against such hazards.
There is a risk of material misrepresentation or omission on the part of the borrower.
Such inaccuracy or incompleteness may adversely affect the valuation of the collateral underlying the loans or may adversely affect the ability of the Fund to perfect or effectuate a lien on any collateral securing the loan. The Fund cannot guarantee the accuracy or completeness of representations made by and information provided by borrowers.
Certain
non-U.S.
investments involve risks and special considerations not typically associated with U.S. investments, and investing outside the U.S. may involve greater risks than investing in the U.S.
These risks include, but are not limited to: (i) less publicly available information; (ii) varying levels of governmental regulation and supervision; (iii) the difficulty of enforcing legal rights in a
non-U.S.
jurisdiction and uncertainties as to the status, interpretation and application of laws; (iv) different accounting, auditing and financial reporting standards, practices and requirements compared to those applicable to U.S. companies; (v) fluctuations in currency exchange rates; (vi) the risk of nationalization or expropriation of assets or confiscatory taxation; (vii) social, economic and political uncertainty, including war and revolution; (viii) dependence on exports and the corresponding importance of international trade; (ix) greater price fluctuations and market volatility, (x) less liquidity and smaller capitalization of securities markets; (xi) higher rates of inflation; (xii) controls on, and changes in controls on,
non-U.S.
investment and limitations on repatriation of invested capital and on the Fund’s ability to exchange local currencies for U.S. dollars; (xiii) less extensive regulation of the securities markets; (xiv) longer settlement periods for securities transactions; and (xv) less developed corporate laws regarding fiduciary duties and the protection of investors.
Non-U.S.
markets may be smaller, less liquid, and subject to greater influence by adverse events generally affecting the market. Brokerage commissions and other transaction costs on securities exchanges in
non-U.S.
countries are generally higher than in the United States.
Non-U.S.
securities settlements may in some instances be subject to delays and related administrative uncertainties. In some countries there are restrictions on investments or investors such that the only practicable way for the Fund to invest in such markets is by entering into swaps or other derivative transactions with its prime brokers or others. Such transactions involve counterparty risks which are not present in the case of direct investments and which may not be controllable by BSP.

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Investments or liabilities of the Fund may be denominated in currencies other than the U.S. dollar, and hence the value of such investments, or the amount of such liabilities, will depend in part on the relative strength of the U.S. dollar.
The Fund may be affected favorably or unfavorably by exchange control regulations or changes in the exchange rate between foreign currencies and the U.S. dollar. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, and the level of gains and losses realized on the sale of securities. The rates of exchange between the U.S. dollar and other currencies are affected by many factors, including forces of supply and demand in the foreign exchange markets. These rates are also affected by the international balance of payments and other economic and financial conditions, government intervention, speculation and other factors.
The Fund is not obligated to engage in any currency hedging operations, and there can be no assurance as to the success of any hedging operations that the Fund may implement. To the extent the Fund enters into currency hedging operations, the Fund may incur costs related to such hedging arrangements, which may be undertaken in exchange-traded or over-the-counter
contexts, including futures, forwards, swaps, options and other instruments. See “
Derivatives
,” “
Swap Contracts
” and “
Hedging Transactions
” for more information.
Risk Related to Investments in Our Shares
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable U.S. federal income tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash
compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts, if any, in our annual taxable income, instead of upon disposition, as electing not to do so could potentially limit our ability to deduct interest expenses for tax purposes.
Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our Shareholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.
The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.
The Fund is an “interval fund” and, to provide limited liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule
23c-3
under the 1940 Act. Under normal market conditions, the Fund currently intends to repurchase 5% of its outstanding shares at NAV on a quarterly basis. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and generally are funded from available cash or sales of portfolio securities. However, the

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repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities, and may limit the ability of the Fund to participate in new investment opportunities. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. Certain Shareholders may from time to time own or control a significant percentage of the Fund’s Shares. Repurchase requests by these Shareholders of these Shares of the Fund may cause repurchases to be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased in connection with any repurchase offer. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV per Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “
Repurchase of Shares
.”
You may receive Shares as distributions which could result in adverse tax consequences to you.
In order to satisfy the Annual Distribution Requirement applicable to RICs, we may have the ability to declare a large portion of a distribution in Shares instead of in cash, provided that Shareholders have the right to elect to receive their distribution in cash. As long as a portion of such distribution is payable in cash (which portion can be as low as 20% based on certain rulings by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits would be a dividend for U.S. federal income tax purposes. If too many Shareholders elect to receive their distributions in cash, each Shareholder electing to receive his/her distribution in cash would receive a pro rata portion of his/her distribution in cash and the remaining portion of the distribution would be paid in Shares. As a result, a Shareholder would be taxed on the entire distribution in the same manner as a cash distribution, even though a portion of the distribution was paid in Shares, and a Shareholder may be required to pay tax with respect to such dividends in excess of any cash received. If a Shareholder sells the Shares it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our Shares at the time of the sale. Furthermore, with respect to
non-U.S.
Shareholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our Shareholders determine to sell Shares in order to pay taxes owed on dividends, then such sales may put downward pressure on the trading price of our Shares.
An investment in the Shares by a
non-U.S.
Shareholder may have adverse tax consequences.
Whether an investment in the Shares is appropriate for a
non-U.S.
Shareholder will depend upon that person’s particular circumstances. Among other things, a
non-U.S.
Shareholder, under certain circumstances, may be subject to withholding of U.S. federal income tax at a rate of 30% (or lower rate provided by an applicable treaty); required to file U.S. income taxes to receive a tax credit or tax refund of overpayments of taxes; subject to certain reporting requirements, disclosure requirements, and withholding taxes under the Foreign Account Tax Compliance Act and other laws; and subject to certain rules regarding foreign tax credits.

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Non-U.S.
persons should consult their tax advisors with respect to U.S. federal income tax and withholding tax, and state, local and
non-U.S.
tax co
nseque
nces of an investment in our Shares.

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POTENTIAL CONFLICTS OF INTEREST
BSP and its affiliates engage in a broad range of activities, including investment activities for their own account and for the account of other investment funds or accounts. In the ordinary course of conducting its activities, the interests of the Fund may conflict with the interests of BSP, or other funds (“Other Funds”, and together with the Fund, each, a “Fund” and collectively, the “Funds”) advised by BSP or its affiliates and there is no guarantee that such conflicts will ultimately be resolved in favor of the Fund. A description of certain of these potential conflicts of interest is provided below. The discussion below does not describe all conflicts that may arise.
Advisory Affiliates
BSP is a subsidiary of Franklin Resources, Inc., a global investment management organization. Clients of BSP and/or Franklin Templeton may invest in the same portfolio companies to the extent permitted by applicable law, including in the same security or other instrument or in different securities of or instruments issued by such a portfolio company, and Franklin Templeton has no obligation to inform BSP or the Fund of any such investments or offer such investments to the Fund. In the ordinary course of conducting the Fund’s activities, interests of the Fund may therefore conflict with the interests of other clients of BSP and/or Franklin Templeton. In addition, as a diversified financial services organization, Franklin Templeton and its affiliates engage in a broad spectrum of activities including financial, advisory, investment and other activities where their interests may conflict with the interests of the Fund. Franklin Templeton may provide investment advisory services and other services to clients and receive fees for such services in connection with transactions in which those clients may have interests that conflict with those of the Fund. Franklin Templeton may also give advice to clients that may cause them to take actions adverse to the Fund’s investments. In addition, Franklin Templeton may have relationships with clients seeking to invest in an existing portfolio company of the Fund or clients that compete with an existing portfolio company of the Fund. Further, although it is not expected, it is possible that Franklin Templeton could create investment vehicles in the future that may compete with the Fund for investment opportunities. Franklin Templeton will have no obligation to forego or share such investment opportunities with the Fund.
In connection with its advisory business, Franklin Templeton may come into possession of information that could potentially limit the ability of the Fund to engage in potential transactions. In order to avoid such limitation, BSP intends to control the flow of such information, such as by erecting information barriers to restrict the transfer of such information between BSP and Franklin Templeton. In the event that an information barrier designed to protect the Fund is breached (including inadvertently), changed or removed, the Fund will likely face the same restrictions on its investment activities as it would have faced had the information barrier not been established in the first place or face restrictions resulting from such changes to the information barrier, as the case may be. BSP will generally not rely on the expertise of Franklin Templeton and its investment professionals and will not share such investment professionals in managing and/or advising the Fund.
Management of the Fund
The employees, members and/or principals of BSP are not obligated to devote their full time to the Fund, subject to the requirements described above under
“Risk Factors—Risks Related to Our Business and Structure.”
Subject to certain restrictions on the formation of certain “successor funds”
(“Risk Factors—Risks Related to Our Business and Structure”
above), BSP and its affiliates expect in the future to establish one or more additional investment funds with investment objectives substantially similar to, or different from, those of the Fund. Allocation of available investment opportunities between the Fund and any such Other Funds could give rise to conflicts of interest. See “—
Allocations
” below. BSP may give advice, or take actions, with respect to the investments of the Fund that may not be given or taken with respect to Other Funds and the Fund may not invest through the same investment vehicles or have access to similar credit or utilize similar investment strategies as an

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Other Fund. These differences may result in variations with respect to the holdings of the Fund and Other Funds and differences in the Fund’s performance as compared to Other Funds with similar investment programs. In addition, it is expected that employees of BSP responsible for managing the Fund and an Other Fund will have responsibilities with respect to Other Funds and funds managed by BSP’s affiliates, including funds that are expected to be established in the future. Conflicts of interest may arise in allocating time, services or functions of these employees among the Fund and the Other Funds.
In addition, BSP, its affiliates and the employees and principals thereof may have investments in Other Funds or interests in the performance of Other Funds or invest in or alongside the Fund, which pose conflicts of interest.
Allocations
BSP and its affiliates currently advise and manage, and expect that they will in the future advise and manage, Other Funds which are additional investment accounts and pooled investment funds, including hedge funds, private equity funds, single investor funds, sector specific, asset class specific or geographic specific private investment funds, including registered investment companies or business development companies, for which an investment to be made by the Fund is also appropriate. To the extent an investment opportunity is suitable for both the Fund and any Other Fund, such investment will be allocated between the Fund and the Other Funds as determined by BSP in its good faith judgment and in accordance with the organizational documents of the Fund and the Other Funds, the investment allocation policies and procedures of BSP and subject to applicable legal, tax, regulatory and other considerations. Allocation decisions can raise conflicts, for example, if the Fund and Other Funds have different fee structures, or because certain legal and regulatory restrictions under the 1940 Act may prevent the Fund from receiving allocations of investment opportunities also held by or allocable to registered investment companies or business development companies advised or managed by BSP or its affiliates. Furthermore, BSP, its affiliates, certain of its principals and employees, and their relatives may invest in and alongside the Fund and Other Funds, either through a general partner of such Other Fund, as direct investors in the Fund or Other Funds or otherwise, and may therefore participate indirectly in investments made by the Fund and Other Funds in which they invest. Such interests will vary Fund by Fund and may create an incentive to allocate particularly attractive investment opportunities to a Fund in which such personnel hold a greater interest. Subject to applicable investment objectives and guidelines and the Funds’ governing documents and the investment portfolio construction objectives for each Fund, respectively, as determined by BSP in its good faith discretion, BSP and its affiliates generally expect to allocate investment opportunities pro rata based on the available capital of each Fund, or in some other manner that BSP determines is fair and equitable. With respect to the Fund and the Other Funds, current available capital may include, in BSP’s discretion, anticipated target or available leverage, unsettled trades, unfunded commitments and uncalled capital, the anticipated ultimate investment size or investment mandate of each Fund, and the structure, terms and life cycle of each Fund. Where consistent with the governing documents applicable to any affected Fund and with proper disclosure of all material risks and conflicts of interest as determined by BSP, BSP may also utilize participation interests to effect desired allocations of economic interests in investments where title to any such investment may not be held by one or more Funds.
From time to time, BSP may also refer determinations regarding the allocation of certain investment opportunities to BSP’s allocation committee (the “Allocation Committee”). The Allocation Committee review certain of the allocation of investment and disposition opportunities made among the Funds after such allocations have been made, including with respect to non-standard
allocations of investment opportunities, with the intention of fostering fair and equitable allocation over time. The Allocation Committee consists of senior officers of appropriate departments of BSP.
The appropriate allocation between the Fund and Other Funds of expenses and fees generated in the course of evaluating and making investments which are not consummated, such as out-of-pocket
fees associated with due diligence, attorney fees and the fees of other professionals, will be determined by BSP and its affiliates in their good faith judgment.

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BSP and its affiliates furnish investment management and advisory services to numerous Other Funds and accounts and BSP and its affiliates may, consistent with applicable law, make investment recommendations to Other Funds or accounts (including accounts which are private funds or separately managed accounts which have management fees and performance fees or allocations at higher or varying rates paid to BSP or one or more of its affiliates, or in which portfolio managers or other personnel of BSP have a personal interest in the receipt of such fees or have personal investments), which may be the same as or different from those made to the Fund and may cause conflicts of interest in the allocation of investment opportunities. In addition, conflicts of interest or legal or regulatory requirements applicable to the Fund may result in BSP and its affiliates limiting the Fund’s or client’s participation (or the Fund or client being unable to participate) in certain attractive investment opportunities. From time to time, in connection with a co-investment
opportunity, BSP or its affiliates may facilitate such
co-investment
and it or an affiliate may serve as the general partner or equivalent of a co-investment
vehicle. Such vehicles are not Other Funds subject to the general allocation policies and procedures set forth above. Please see “—
Co-Investment
Opportunities
” below for more information.
Co-Investment
Opportunities
The 1940 Act generally prohibits registered investment companies from entering into negotiated co-investments
with affiliates absent an order from the SEC. The SEC staff has granted the Fund exemptive relief that allows it to enter into certain negotiated co-investment
transactions alongside with Affiliated Funds in a manner consistent with its investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions. Pursuant to the exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our eligible trustees have approved the policies and procedures of the Fund that are reasonably designed to ensure compliance with the terms of the exemptive order and has reviewed the allocation policy and other co-investment
policies of BSP. The exemptive order is subject to certain terms and conditions so there can be no assurance that the Fund will be permitted to invest in aggregated transactions alongside certain of the Affiliated Funds other than in the circumstances currently permitted by regulatory guidance and the exemptive order. For example, in certain instances, the Fund’s ability to participate in such negotiated joint transactions alongside Affiliated Funds will require a “required majority” (as defined in Section 57(o) of the 1940 Act) of its eligible trustees make certain conclusions in connection with a co-investment
transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Fund and the Fund’s Shareholders and do not involve overreaching in respect of the Fund or the Fund’s Shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Fund’s Shareholders and is consistent with the Fund’s investment objective and strategies.
Aggregation of Investments
BSP may aggregate (or bunch) the orders of more than one fund for the purchase or sale of the same publicly traded security. Portfolio managers and traders often employ this practice because larger transactions can enable them to obtain better overall prices. To the extent permitted by applicable law, BSP may combine orders on behalf of the Fund with orders for other funds for which it or its affiliates have trading authority, or in which it or its affiliates have an economic interest. In such cases, BSP and its affiliates generally allocate the publicly traded securities or proceeds arising out of those transactions (and the related transaction expenses) on an average price basis among the various participants. When orders for publicly traded securities are not entirely filled, allocation shall be made based upon BSP’s procedures for allocation of investment opportunities. Where aggregate trades have been filled during the course of the trading day at different prices, BSP’s current policy is that the execution price of the publicly traded securities to each client will, to the extent possible, be the average price of all executions of price of all executions of purchases or sales, as the case may be, for all clients executing such transaction during that day. The policies and procedures of BSP described in this Prospectus is subject to change without notice.
Follow-on
Investments
An additional investment made by the Fund or an Other Fund in an existing portfolio company presents a conflict of interest, including the terms of any new financing as well as the allocation of the investment

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opportunities in the case of
follow-on
investments by the Fund or one Other Fund in a portfolio company in which the Fund or an Other Fund or client of BSP or of any of BSP’s affiliate has previously invested. In addition, the Fund or an Other Fund may participate in relevering and recapitalization transactions involving a portfolio company in which an Other Fund or client of BSP’s affiliate has already invested or will invest, to the extent permitted by applicable law. Conflicts of interest may arise, including determinations of whether existing investors are being cashed out at a price that is higher or lower than market value and whether new investors are paying too high or too low a price for the company or purchasing securities with terms that are more or less favorable than the prevailing market terms.
Conflicts Related to Purchases and Sales
BSP, its affiliates, and officers, principals or employees of BSP and its affiliates may buy or sell securities or other instruments that BSP has recommended to clients. In addition, such officers, principals or employees may buy securities in transactions offered to but rejected by clients. Such transactions are subject to the policies and procedures adopted by BSP from time to time. The investment policies, fee arrangements, and other circumstances of these investments may vary from those of BSP’s other clients or clients of its affiliates. BSP, its affiliates, certain of its principals and employees, and their relatives may invest in and alongside the Fund or Other Funds either through a general partner of an Other Fund, as direct investors in the Fund or an Other Fund or otherwise, and therefore may have additional conflicting interests in connection with these investments.
A particular investment may be bought or sold for the Fund in different amounts and at different times for one (or more than one) Other Fund, even though it could have been bought or sold for Other Funds at the same time. Likewise, a particular investment may be bought for the Fund or one or more Other Funds when one or more Other Funds are selling the investment. Conflicts also may arise when the Fund makes investments in conjunction with an investment being made by Other Funds, or in a transaction where an Other Fund has already made an investment. Investment opportunities may be appropriate for the Fund and Other Funds at the same time, at different or overlapping levels of a portfolio company’s capital structure. Conflicts may arise in determining the terms of investments, particularly where these clients may invest in different types of securities in a single portfolio company. Questions may arise as to whether payment obligations and covenants should be enforced, modified or waived, or whether debt should be refinanced. Decisions about what action should be taken in a troubled situation, including whether or not to enforce claims, whether or not to advocate or initiate a restructuring or liquidation inside or outside of bankruptcy, whether or not or in what manner to exercising a voting or consent right, and the terms of any work out or restructuring may raise conflicts of interest, particularly in the Fund and Other Funds that have invested in different securities within the same portfolio company.
Certain clients of BSP and its affiliates invest in bank debt, loans and securities of or other investments in companies in which other clients hold securities, loans or other investments, including equity securities, which may include a controlling position. In the event that such investments are made by the Fund or an Other Fund, the interests of the Fund or Other Fund may be in conflict with the interest of such Other Fund or the Fund, particularly in circumstances where the underlying company is facing financial distress. The involvement of such persons at both the equity and debt levels, or in different levels of the debt structure of an issuer, could cause conflicts of interest. In certain circumstances, decisions made with respect to investments held by an Other Fund could adversely affect the investments of the Fund. The involvement of such persons at multiple levels of the capital structure could also inhibit strategic information exchanges among fellow creditors. In certain circumstances, the Fund and Other Funds may be prohibited from exercising voting or other rights, and may be subject to claims by other creditors with respect to the subordination of their interest. If additional capital is necessary as a result of financial or other difficulties, or to finance growth or other opportunities, the Fund or Other Funds may or may not provide such additional capital, and if provided each Fund or Other Fund will supply such additional capital in such amounts, if any, as determined by BSP. BSP and its affiliates may seek to address these conflicts by adopting policies and procedures, which may include limiting investments by the Fund which produce such conflicts, limiting voting or roles on creditors’ committees, procedures designed to ensure that the team managing the investments make independent decisions through the enforcement of information barriers and similar procedures, or other procedures in the judgment of BSP.

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In addition, investments by more than one client of BSP or its affiliates in a portfolio company may also raise the risk of using assets of a client of BSP or its affiliates to support positions taken by other clients of BSP or its affiliates.
BSP and its affiliates will attempt to resolve any such conflicts of interest in good faith, but there can be no assurance that such conflicts of interest or actions taken by BSP or its affiliates in respect of the Other Funds will not have an adverse effect on the investments made by the Fund. There can be no assurance that the return of the Fund participating in a transaction would be equal to and not less than an Other Fund participating in the same transaction or that it would have been as favorable as it would have been had such conflict not existed.
Transactions Related to Affiliates of and Clients Advised by BSP
Subject to applicable law, the Fund may seek to refinance loans or extend new credit to a borrower that has a current loan with an affiliate of or a client advised by BSP where the loan is nearing maturity or the borrower is seeking alternative financing, or in certain circumstances another such affiliate or client of BSP may lend to an existing borrower of the Fund. While the terms of such financing are negotiated with such borrowers, in certain circumstances it may be customary or may otherwise be beneficial for legal, tax, regulatory or other reasons for such transactions to involve both the Fund and an affiliated lender or proceeds from one such transaction may pay off another such transaction, and such transactions are not restricted or subject to limitation under the terms of the Investment Advisory Agreement.
Other Services
Subject to applicable law, BSP and its affiliates may provide loan servicing, administrative and other services with respect to debt issued by portfolio companies of the Fund and receive servicing fees, special servicing fees and other similar fees and payments for such services which are not subject to the management fee offset provisions. Any amounts received by BSP, the Fund or their respective affiliates attributable to loan servicing fees, special servicing fees, administrative and other similar fees and payments for such services with respect to debt issued by any portfolio investment of the Fund shall not so reduce the Management Fee (or otherwise be allocable to the Fund).
Diverse Membership
The investors in the Fund may include investors that have conflicting investment, tax and other interests with respect to their investments in the Fund. The conflicting interests among the investors may relate to or arise from, among other things, the nature of investments made by the Fund, the structuring of the acquisition of investments and the timing of the disposition of investments, as well as the structure of the Fund. As a consequence, conflicts of interest may arise in connection with decisions made by BSP, including with respect to the nature or structuring of investments, that may be more beneficial for one investor than for another investor, especially with respect to investors’ individual tax situations. In selecting and structuring investments appropriate for the Fund, BSP will consider the investment and tax objectives of the Fund and the investors as a whole, not the investment, tax or other objectives of any investor individually.
Placement Agents and Solicitors
Adviser personnel and independent contractors involved in marketing the Fund are acting for BSP and its affiliates and not acting as investment, tax, financial, legal or accounting advisors to potential investors in connection with the marketing of the Fund. Potential investors must independently evaluate the offering and make their own investment decisions. BSP has, and may in the future, enter into arrangements with third party placement agents to solicit Shareholders. Placement agents that solicit Shareholders on behalf of the Fund are subject to a conflict of interest because they will be compensated by BSP in connection with their solicitation activities. Placement agents or other financial intermediaries may also receive other compensation, including placement fees with respect to the acquisition of Shares. Such agents or intermediaries may have an incentive in promoting the acquisition of Shares in preference to products with respect to which they receive a smaller fee.

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Other Conflicts
BSP may, in its discretion, have, and may, in its discretion, cause the Fund to have, ongoing business dealings, arrangements or agreements with persons who are former employees or executives of BSP or BSP’s affiliates. The Fund bears, directly or indirectly, the costs of such dealings, arrangements or agreements. In such circumstances, there may be a conflict of interest between BSP and the Fund in determining whether to engage in or to continue such dealings, arrangements or agreements, including the possibility that BSP may favor the engagement or continued engagement of such persons even if a better price and/or quality of service could be obtained from another person.
If the Fund purchases in the secondary market at a discount debt securities of a company in which an Other Fund has, for example, a substantial equity interest, (a) a court might require the Fund or an Other Fund to disgorge profit it realizes if the opportunity to purchase such securities at a discount should have been made available to the issuer of such securities or (b) the Fund or Other Fund might be prevented from enforcing such securities at their full face value if the issuer of such securities becomes bankrupt. The effect of these transactions will vary from jurisdiction to jurisdiction.
BSP, its affiliates and the Fund will often engage common legal counsel and other advisers in a particular transaction, including transactions in which there may be conflicts of interest. Members of the law firms engaged to represent the Fund may be investors in a Fund or a Related Fund and may also represent one or more portfolio companies or investors in the Fund or a Related Fund. In the event of a significant dispute or divergence of interest between Fund and BSP and/or its affiliates, the parties may engage separate counsel in the sole discretion of BSP and its affiliates. Moreover, in litigation and certain other circumstances separate representation may be required. Additionally, BSP, its affiliates and the Fund and the portfolio companies may engage other common service providers. In such circumstances, there may be a conflict of interest between BSP, on the one hand, and the Fund and portfolio companies, on the other hand, in determining whether to engage such service providers, including the possibility that BSP may favor the engagement or continued engagement of such persons if it receives a benefit from such service providers, such as lower fees, that it would not receive absent the engagement of such service provider by the Fund and/or the portfolio companies.

MANAGEMENT OF THE FUND
Trustees and Officers
The overall management of the business and affairs of the Fund is vested in the Board of Trustees. The Board of Trustees approves all significant agreements between the Fund and persons or companies furnishing services to the Fund. The day-to-day
operation of the Fund is delegated to the officers of the Fund and the Manager, subject always to the investment objectives, restrictions and policies of the Fund and to the general supervision of the Board of Trustees. Certain Trustees and officers of the Fund are affiliated with Franklin Resources, Inc., the parent corporation of the Manager and BSP.
Manager
Franklin Templeton Fund Adviser, LLC, located at One Madison Avenue, New York, New York 10010, serves as the Fund’s manager. The Manager is a registered investment adviser, provides administrative and certain oversight services to the Fund and supervises the day-to-day
management of the Fund’s portfolio by BSP. As of December 31, 2025, the Manager’s total assets under management were approximately $138.83 billion.
BSP
Benefit Street Partners L.L.C., located at One Madison Avenue, New York, New York 10010, serves as a sub-adviser
to the Fund and is responsible for making investment decisions for the Fund. BSP is registered as an investment adviser under the Advisers Act.
Portfolio Management
The personnel of BSP who have primary responsibility for overseeing the day-to-day
management of the Fund’s assets are Anant Kumar, Saahil Mahajan, Blair Faulstich, King Jang and Franklin Leong.
Anant Kumar—
Anant Kumar is Head of Research and a managing director with BSP and is based in our West Palm Beach office. Mr. Kumar has portfolio manager responsibilities for multiple strategies across the firm, including Private Credit, High Yield Bonds, and Leveraged Loans. Prior to joining BSP in 2015, Mr. Kumar worked as an investment banker in the Capital Markets Advisory group at Lazard Freres in New York, and prior to that, he worked in the Leveraged Finance group at Deutsche Bank. Mr. Kumar holds a Bachelor of Engineering from Visvesvaraya Technological University in India, a Master of Science from Stanford University, and an MBA from the University of Chicago Booth School of Business.
Blair Faulstich—
Blair Faulstich is a senior managing director and head of US private debt with BSP. Prior to joining BSP in 2011, Mr. Faulstich was a managing director and co-head
of media and communications investment banking at Citadel Securities. Previously, he was a managing director in the media and communications investment banking group at Merrill Lynch. Mr. Faulstich held various positions at Deutsche Bank in the media investment banking group. Before joining in 1997, Mr. Faulstich spent three years at Arthur Andersen. Mr. Faulstich received a Master of Business Administration from Cornell University and a Bachelor of Arts from Principia College.
Saahil Mahajan—
Saahil Mahajan is a managing director with BSP and is based in our West Palm Beach office. Prior to joining BSP in 2012, Mr. Mahajan was a principal at Oak Hill Advisors, where he had responsibility for the firm’s chemicals and financials investments. Previously, Mr. Mahajan worked for Peter J. Solomon Company as an analyst in its mergers and acquisitions group. Mr. Mahajan received a Bachelor of Science from the Wharton School of the University of Pennsylvania. In addition, Mr. Mahajan is a CFA charterholder.

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King Jang—
King Jang is a managing director with BSP based in our New York office, where he focuses on private debt opportunities across a range of industries. Additionally, Mr. Jang serves on the board of Kahala Aviation, BSP’s aircraft leasing platform. Prior to joining BSP in 2012, Mr. Jang worked at Behrman Capital, where he worked on private equity investments in a variety of industries, including the healthcare, business services, industrial and aerospace/defense sectors. Mr. Jang began his career as an analyst in the investment banking division of Merrill Lynch, focused on media and communications transactions. Mr. Jang graduated from the Stern School of Business at New York University with a Bachelor of Science.
Franklin Leong—
Franklin Leong is a managing director with BSP and is based in our New York office. Prior to joining BSP in 2016, Mr. Leong was head of credit at BDCA Adviser, LLC (“BDCA”), where he oversaw research, underwriting and turnaround investments. Prior to joining BDCA, Mr. Leong was a research analyst at Silver Lake Partners within their debt strategies group, where he focused on technology-driven credit investing across the capital structure. Prior to Silver Lake, he worked in the structured credit group at JPMorgan. Mr. Leong received a Bachelor of Arts from the University of California, Berkeley.
Additional information about the portfolio managers’ compensation, other accounts managed by them and other information is provided in the SAI.

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INVESTMENT MANAGEMENT ARRANGEMENTS
BSP manages the Fund’s portfolio. The Manager supervises the day-to-day
management of the Fund’s portfolio by BSP and provides administrative and management services necessary for the operation of the Fund.
Investment Management Agreement
Under the Fund’s investment management agreement with the Manager, subject to the supervision and direction of the Board, the Manager is delegated the responsibility of managing the Fund’s portfolio in accordance with the Fund’s stated investment objective and policies, making investment decisions for the Fund and causing the Fund to purchase and sell assets. The Manager has delegated the day-to-day
management of the Fund’s portfolio to BSP. The Manager supervises the day-to-day
management of the Fund’s portfolio by BSP and provides administrative and management services necessary for the operation of the Fund, such as (1) supervising the overall administration of the Fund, including negotiation of contracts and fees with and the monitoring of performance and billings of the Fund’s administrator, transfer agent, shareholder servicing agents, custodian and other independent contractors or agents; (2) providing certain compliance, accounting, regulatory reporting and tax reporting services; (3) preparing or participating in the preparation of Board materials, registration statements, reports and other communications to shareholders; (4) maintaining the Fund’s existence; and (5) maintaining the registration and qualification of the Shares under federal and (if required) state laws.
The Manager also provides the office space, facilities, equipment and personnel necessary to perform the following services for the Fund: SEC compliance, including record keeping, reporting requirements and registration statements and proxy statements; supervision of Fund operations, including coordination of functions of the transfer agent, custodian, administrator, accountants, counsel and other parties performing services or operational functions for the Fund; and certain administrative and clerical services, including certain accounting services and maintenance of certain books and records.
The Fund’s investment management agreement will continue in effect, unless otherwise terminated, until two years from its effective date and then will continue from year to year provided such continuance is specifically approved at least annually (a) by the Board or by a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) and (b) in either event, by a majority of the trustees of the Fund who are not “interested persons” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Trustees”) with such Independent Trustees casting votes in person at a meeting called for such purpose. The Fund’s investment management agreement provides that the Manager may render services to others. The Fund’s investment management agreement is terminable without penalty on not more than 60 days’ nor less than 30 days’ written notice by the Fund when authorized either by a vote of holders of shares representing a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) or by a vote of a majority of the Fund’s trustees, or by the Manager on not less than 90 days’ written notice, and will automatically terminate in the event of its assignment. The Fund’s investment management agreement provides that neither the Manager nor its personnel or affiliates shall be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of security transactions for the Fund, except for willful misfeasance, bad faith or gross negligence or reckless disregard of its or their obligations and duties.
Pursuant to the Expense Limitation Agreement with the Fund, the Manager has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Excluded Expenses) do not exceed 0.25% per annum (excluding Excluded Expenses) of the Fund’s average daily net assets of the Shares. With respect to the Shares, the Fund agrees to repay the Manager any fees waived or expenses assumed under the Expense Limitation Agreement for the Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for the Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower. Any such repayments must be made within thirty-six
months after the month in which the Manager incurred the

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expense. The Expense Limitation Agreement had a term ending one year from the date the Fund commenced operations. The Manager extended the term of the Expense Limitation Agreement until December 31, 2027 and may further extend the term for a period of one year on an annual basis. The Manager may not terminate the Expense Limitation Agreement during its initial one-year
term.
The Manager has agreed to advance organizational and initial offering costs to the Fund. Such costs incurred by the Manager are subject to recoupment by the Manager in accordance with the Expense Limitation Agreement. A discussion regarding the basis for the approval by the Board of the Investment Management Agreement is available in the Fund’s annual shareholder report for the period ended December 31, 2025.
Sub-Advisory
Agreement
BSP provides services to the Fund pursuant to an investment
sub-advisory
agreement between the Manager and BSP (the
“Sub-Advisory
Agreement”). Under the
Sub-Advisory
Agreement, subject to the supervision and direction of the Board and the Manager, BSP will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, make investment decisions for the Fund, place trades to purchase and sell Fund assets, and employ professionals who provide research services to the Fund.
The
Sub-Advisory
Agreement will continue in effect, unless otherwise terminated, until two years from its effective date and then will continue from year to year provided such continuance is specifically approved at least annually (a) by the Board or by a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act), and (b) in either event, by a majority of the Independent Trustees with such Independent Trustees casting votes in person at a meeting called for such purpose. The Board or a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) may terminate the Fund’s
Sub-Advisory
Agreement without penalty, in each case on not more than 60 days’ nor less than 30 days’ written notice to BSP. BSP may terminate the
Sub-Advisory
Agreement on 90 days’ written notice to the Fund and the Manager. The Manager and BSP may terminate the
Sub-Advisory
Agreement upon their mutual written consent. The
Sub-Advisory
Agreement will terminate automatically in the event of its assignment.
A discussion regarding the basis for the approval by the Board of the
Sub-Advisory
Agreement is available in the Fund’s annual shareholder report for the period ended December 31, 2025.
Management Fee
The Management Fee is calculated and payable monthly in arrears at the annual rate of 0.75% of the average daily value of the Fund’s Net Assets. “Net Assets” means the Fund’s total assets minus the Fund’s liabilities. The Manager has agreed to voluntarily waive its Management Fee through October 8, 2026. Purchased Shares are incorporated into the beginning of month net asset value and included in the computation of the Management Fee payable. Share repurchases are included in the computation of the Management Fee payable through the Valuation Date as described in “Repurchase of Shares.”
The Management Fee is paid to the Manager out of the Fund’s assets, and therefore decreases the net profits or increases the net losses of the Fund. The Management Fee is payable in cash.
Sub-Advisory
Fee
BSP receives an annual
sub-advisory
fee, payable quarterly, from the Manager. No
Sub-Advisory
Fees will be paid by the Fund directly to BSP, unless BSP elects to receive all or a portion of its
Sub-Advisory
Fee receivable from the Manager under its
Sub-Advisory
Agreement in Shares, in which case the Fund could issue such Shares directly to BSP.
Payment of Management Fee or
Sub-Advisory
Fee in Shares
The Fund has received an exemptive relief from the SEC that permits the Fund to pay the Manager and/or BSP all or a portion of its Management Fee and/or
Sub-Advisory
Fee, as applicable, in Shares in lieu of paying

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the Manager an equivalent amount of such fees in cash. As a condition of such exemptive relief, the Manager and BSP would have to commit not to sell any such Shares received in lieu of a cash payment of its Management Fee or
Sub-Advisory
Fee, as applicable, for at least 12 months from the date of issuance, except in exceptional circumstances.

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NET ASSET VALUATION
The Fund’s net asset value per common share is determined, on a class-specific basis, by dividing the total value of the Fund’s net assets attributable to the applicable class by the total number of Shares of such class outstanding. The Fund’s net assets are determined by subtracting any liabilities (including borrowings for investment purposes) from the total value of its portfolio investments and other assets. The Fund’s net assets are available to holders of preferred shares (if any) and common shares. If any preferred shares are outstanding, net assets available for the common Shareholders is determined by deducting from net assets the liquidation preference and any accrued dividends on the preferred shares.
The Fund calculates its net asset value every day the NYSE is open for trading or at such other times as the Board may determine. The Fund generally values its securities and other assets and calculates it net asset value as of the schedule close of regular trading on the NYSE, normally at 4:00 p.m. (Eastern time). If the NYSE closes at a time other than the schedule closing time, the Fund will calculate its net asset value as of the scheduled closing time.
Valuation of the Fund’s securities and other assets is performed in accordance with the valuation policy approved by the Board. The Fund’s Manager serves as the Fund’s valuation designee for purposes of compliance with Rule
2a-5
under the 1940 Act. Under the valuation policy, assets are valued as follow:
Securities that are not publicly traded or whose market prices are not readily available, as will be the case for a substantial portion of the Fund’s investments, are valued at fair value as determined in good faith pursuant to valuation procedures adopted by the Board. The Manager engages a valuation committee (the “Valuation Committee”) to implement the fair value procedures under the valuation procedures. Fair valuation is based on, among other things, the input from the Manager, the Valuation Committee, and independent valuation firms. Under these valuation procedures, the Fund primarily employs a market-based approach which may use related or comparable assets or liabilities, recent transactions, market multiples, and other relevant information for the investment to determine the fair value of the investment. An income-based valuation approach may also be used in which the anticipated future cash flows of the investment are discounted to calculate fair value. Discounts may also be applied due to the nature or duration of any restrictions on the disposition of the investments. Due to the inherent uncertainty of valuations of such investments, the fair values may differ significantly from the values that would have been used had an active market existed. All valuation models and approaches will be appropriately calibrated to any known and reliable market transaction, including transactions in specific investments, other known transactions in similar investments or other market events that demonstrate value.
If independent third party pricing services are unable to supply prices for a portfolio investment, or if the prices supplied are deemed by the manager to be unreliable, the market price may be determined by the Manager using quotations from one or more broker/dealers. When such prices or quotations are not available, or when the manager believes that they are unreliable, the manager will price securities in accordance with the valuation policy. Among other things, the use of a formula or other method that takes into consideration market indices, yield curves and other specific adjustments may be used to determine fair value. Fair value of a security is the amount, as determined by the Manager in good faith, that the fund might reasonably expect to receive upon a current sale of the security. Fair value procedures may also be used if the Manager determines that a significant event has occurred between the time at which a market price is determined and the time at which the fund’s net asset value is calculated.
The valuations for fixed income securities and certain derivative instruments are typically the prices supplied by independent third party pricing services, which may use market prices or broker/dealer quotations or a variety of fair valuation techniques and methodologies.
Equity securities and certain derivative instruments that are traded on an exchange are valued at the closing price (which may be reported at a different time than the time at which the fund’s net asset value is calculated)

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or, if that price is unavailable or deemed by the manager not representative of market value, the last sale price. Where a security is traded on more than one exchange (as is often the case overseas), the security is generally valued at the price on the exchange considered by the manager to be the primary exchange. In the case of securities not traded on an exchange, or if exchange prices are not otherwise available, the prices are typically determined by independent third party pricing services that use a variety of techniques and methodologies. Investments in mutual funds are valued at the net asset value per share of the class of the underlying fund held by the fund as determined on each business day.
The valuations of securities traded on foreign markets and certain fixed income securities will generally be based on prices determined as of the earlier closing time of the markets in which they primarily trade. The prices of foreign equity securities typically are adjusted using a fair value model developed by an independent third party pricing service to estimate the value of those securities at the time of closing of the NYSE. When the fund holds securities or other assets that are denominated in a foreign currency, the fund will normally use the currency exchange rates as of 4:00 p.m. (Eastern time). Foreign markets are open for trading on weekends and other days when the fund does not price its shares. Therefore, the value of the fund’s shares may change on days when you will not be able to purchase or redeem the fund’s shares.

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ELIGIBLE INVESTORS
Shares are generally being offered only to investors that are U.S. persons for U.S. federal income tax purposes.
Each prospective investor in the Fund should obtain the advice of his, her or its own legal, accounting, tax and other advisers in reviewing documents pertaining to an investment in the Fund, including, but not limited to, this Prospectus and the Declaration of Trust before deciding to invest in the Fund.

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PLAN OF DISTRIBUTION
Distributor
Franklin Distributors, LLC, with its principal place of business at One Franklin Parkway, San Mateo, California 94403-1906, acts as the distributor of the Fund’s Shares, pursuant to the Distribution Agreement, on a reasonable best-efforts basis, subject to various conditions. Neither the Distributor nor any other party is obligated to purchase any Shares from the Fund. There is no minimum aggregate number of Shares required to be purchased. Pursuant to the Distribution Agreement, the Distributor shall pay its own costs and expenses connected with the offering of Shares. The Distribution Agreement also provides that the Fund will indemnify the Distributor and its affiliates and certain other persons against certain liabilities.
After the initial term of two years, the Distribution Agreement will continue in effect with respect to the Fund for successive one-year
periods, provided that each such continuance is specifically approved by a majority of the entire Board cast in person at a meeting called for that purpose or by a majority of the outstanding voting securities of the Fund and, in either case, also by a majority of the Independent Trustees.
The Distributor may retain additional selling agents or other financial intermediaries to place Shares. Such selling agents or other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. See “
Purchasing Shares
.”
Distribution and Servicing Plan
The Fund has adopted a Distribution and Servicing Plan for its Class S Shares, Class D Shares and Class M Shares to pay to the Distributor a Distribution and Servicing Fee to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of Shareholders who own such Shares. These activities include marketing and other activities primarily intended to result in the sale of Class S Shares, Class D Shares and Class M Shares and activities related to administration and servicing of Class S, Class D and Class M accounts (including sub-accounting
and other administrative services, as well as shareholder liaison services such as responding to inquiries from shareholders and providing shareholders with information about their investments in the Fund). The Distribution and Servicing Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act, which regulates the manner in which an
open-end
investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end
investment company, it has undertaken to comply with the terms of Rule
12b-1,
as required by its exemptive relief, permitting the Fund to, among other things, issue multiple classes of Shares.
Under the Distribution Plan, Class S Shares, Class D Shares and Class M Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.85%, 0.25% and 0.50%, respectively, based on the aggregate net assets of the Fund attributable to such class. The Distribution and Servicing Fee is paid out of the relevant class’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to such class. Because the Distribution and Servicing Fee is paid out of the Fund’s assets on an on-going
basis, over time these fees will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges, if applicable. Up to 0.25% per annum of the Distribution and Servicing Fee may qualify as a “service fee” under FINRA rules and therefore will not be limited by FINRA rules which limit distribution fees as a percentage of total new gross sales. “Service fees” are defined for purposes of FINRA rules to mean fees paid for providing shareholder services or the maintenance of shareholder accounts. FINRA rules limit service fees to 0.25% of a fund’s average annual net assets. A portion of the Distribution and Servicing Fee may also be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services that are not required to be paid pursuant to a “service fee” under FINRA rules. The remainder is for distribution support and related services.
Class I and Class R6 Shares are not subject to any Distribution and Servicing Fee and do not bear any expenses associated therewith.

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Payments to Financial Intermediaries
The Fund may also pay fees to financial intermediaries for
sub-administration,
sub-transfer
agency,
sub-accounting
and other shareholder services associated with shareholders whose Shares are held in, as applicable, omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.
The Manager, or its affiliates, including the Distributor, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of Shares. The additional compensation may differ among selling agents or financial intermediaries in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. Payments may be one-time
payments or may be ongoing payments. As a result of the various payments that financial intermediaries may receive from the Manager or its affiliates, the amount of compensation that a financial intermediary may receive in connection with the sale of Shares may be greater than the compensation it may receive for the distribution of other investment products. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

PURCHASING SHARES
The following section provides basic information about how to purchase Shares of the Fund. The Distributor acts as the distributor of the Shares of the Fund on a reasonable best-efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares of the Fund. The Shares will be continuously offered through the Distributor.
Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by SS&C. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through financial intermediaries, which are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. Orders will be priced at the appropriate price next computed after it is received by a financial intermediary or such financial intermediary’s authorized designee. A financial intermediary may hold Shares in an omnibus account in the financial intermediary’s name or the financial intermediary may maintain individual ownership records. The Fund may pay the financial intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if it is subject to these arrangements. Financial intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a financial intermediary or a financial intermediary’s authorized designee before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the financial intermediary or such financial intermediary’s authorized designee. The Fund will be deemed to have received a purchase or repurchase order when a financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order. Prospective investors who purchase Shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase Shares. Prospective investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary’s procedures and should read this Prospectus in conjunction with any materials and information provided by their financial intermediary.
General Purchase Terms
The minimum initial investment in the Fund by any investor is $2,500 with respect to Class S Shares, Class D Shares and Class M Shares and $1,000,000 with respect to Class I Shares and Class R6 Shares. The minimum additional investment in the Fund by any investor is $500 with respect to Class S Shares, Class D Shares and Class M shares and $10,000 for Class I Shares and Class R6 Shares, except for additional purchases pursuant to the dividend reinvestment plan. Investors subscribing through a broker/dealer or registered investment adviser may have shares aggregated to meet these minimums, so long as initial investments are not less than $2,500 and incremental contributions are not less than $500.
The Board reserves the right to accept lesser amounts below these minimums for employees of the Manager, BSP and their affiliates and vehicles controlled by such employees. Shares are generally offered for purchase on a daily basis at the NAV per Share on that date.
The minimum initial and additional investments may be reduced by either the Fund or the Distributor in the discretion of each for certain investors based on consideration of various factors, including the investor’s overall relationship with the Manager or Distributor, the investor’s holdings in other funds affiliated with the Manager or Distributor, and such other matters as the Manager or Distributor may consider relevant at the time, though Shares will only be sold to investors that satisfy the Fund’s eligibility requirements. The minimum initial and

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additional investments may also be reduced by either the Fund or the Distributor in the discretion of each for clients of certain registered investment advisers and other financial intermediaries based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Manager or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Manager or Distributor may consider relevant at the time.
In addition, the Fund may, in the discretion of the Manager or Distributor, aggregate the accounts of clients of registered investment advisers and other financial intermediaries whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts. At the discretion of the Manager or the Distributor, the Fund may also aggregate the accounts of clients of certain registered investment advisers and other financial intermediaries across Share classes for purposes of determining satisfaction of minimum investment amounts for a specific Share class. The aggregation of accounts of clients of registered investment advisers and other financial intermediaries for purposes of determining satisfaction of minimum investment amounts for the Fund or for a specific Share class may be based on consideration of various factors, including the registered investment adviser or other financial intermediary’s overall relationship with the Manager or Distributor, the type of distribution channels offered by the intermediary and such other factors as the Manager or Distributor may consider relevant at the time.
All Shares are sold at the public offering price, which is the net asset value of a Class S Share, Class D Share, Class M Share, Class I Share and Class R6 Share, as applicable.
Acceptance and Timing of Subscriptions
Following the Inception Date, subscriptions received by the Fund or its designee prior to the close of the NYSE, on a day the Fund is open for business, together with payment will be effected at that day’s NAV. An order received after the close of the NYSE will be effected at the NAV determined on the next business day. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. Subscriptions will be accepted only on days which the Fund is open for business. The Fund is “open for business” on each day the NYSE is open for trading. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept subscriptions in accordance with applicable law. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Except as otherwise permitted by the Board, initial and subsequent purchases of Shares will be payable in United States dollars.
The Fund reserves the right to accept or reject, in its sole discretion, any request to purchase Shares at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any fees or expenses. Although the Fund may, in its sole discretion, elect to accept a subscription prior to receipt of cleared funds, a prospective investor will not become a Shareholder until cleared funds have been received. In the event that cleared funds are not received from a prospective investor prior to the cut-off
dates pertaining to a particular offering, the Fund may hold the relevant funds for processing in the next offering.
Share Class Considerations
When selecting a share class, you should consider the following:

•	which share classes are available to you;

•	how much you intend to invest;

•	how long you expect to own the shares; and

•	total costs and expenses associated with a particular share class.

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Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which class of Shares of the Fund is best for you. Not all financial intermediaries offer all classes of Shares. In addition, financial intermediaries may vary the actual sale charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your financial intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Class S Shares
Class S Shares are sold at the prevailing net asset value per Class S Share. If you buy Class S Shares through certain financial intermediaries, they may charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that the financial intermediary limit such fees to a 3.0% cap on NAV for Class S Shares. Class S Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.85% of the net assets of the Fund attributable to Class S Shares.
Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to the Class S Shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.
Class S Shares are available to any eligible investor through brokerage and transactional-based accounts.
Class D Shares
Class D Shares are sold at the prevailing net asset value per Class D Share. If you buy Class D Shares through certain financial intermediaries, they may charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that the financial intermediary limit such fees to a 3.0% cap on NAV for Class D Shares. Class D Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.25% of the net assets of the Fund attributable to Class D Shares.
Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to the Class D Shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.
Class D Shares are generally available for purchase only (i) through fee-based
programs, also known as wrap accounts, that provide access to Class D Shares, (ii) through participating broker dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (iii) through investment advisers that are registered under the Investment Advisers Act of 1940 or applicable state law and direct clients to trade with a broker dealer that offers Class D shares and (iv) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.
Class M Shares
Class M Shares are sold at the prevailing net asset value per Class M Share. If you buy Class M Shares through certain financial intermediaries, they may charge you transaction or other fees, including upfront

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3

placement fees or brokerage commissions, in such amount as they may determine, provided that the financial intermediary limit such fees to a 3.0% cap on NAV for Class M Shares. Class M Shares are subject to a Distribution and Servicing Fee at an annual rate of 0.50% of the net assets of the Fund attributable to Class M Shares.
Eligibility to receive a Distribution and Servicing Fee is conditioned on a broker providing the following ongoing services with respect to the Class M Shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive a Distribution and Servicing Fee due to failure to provide these services, the Distribution and Servicing Fees that the broker would have otherwise been eligible to receive will be waived. The Distribution and Servicing Fees are ongoing fees that are not paid at the time of purchase.
Class M Shares are generally available for purchase only (i) through fee-based
programs, also known as wrap accounts, that provide access to Class M Shares, (ii) through participating broker dealers that have alternative fee arrangements with their clients to provide access to Class M shares, (iii) through investment advisers that are registered under the Investment Advisers Act of 1940 or applicable state law and direct clients to trade with a broker dealer that offers Class M shares and (iv) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.
Class I Shares
Class I Shares are sold at the prevailing net asset value per Class I Share. Financial intermediaries may not charge you transaction-based fees when you buy Class I Shares. Financial intermediaries may, however, charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Class I Shares are not subject to a Distribution and Servicing Fee.
Class I Shares are available for purchase only (i) through
fee-based
programs, also known as wrap accounts, that provide access to Class I Shares, (ii) by institutional accounts as defined by FINRA Rule 4512(c), (iii) through bank-sponsored collective trusts and bank-sponsored common trusts, (iv) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (v) through certain financial intermediaries that are not otherwise registered with or as a broker dealer and that direct clients to trade with a broker dealer that offers Class I Shares, (vi) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker dealer, whose broker dealer does not receive any compensation from the Fund or from the Distributor, (vii) by the Fund’s officers and Trustees and their immediate family members, as well as officers and employees and their immediate family members, (viii) by participating broker dealers and their affiliates, including their officers, directors, employees, and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, and (ix) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Shares of the Fund you may be eligible to purchase.
Class R6 Shares
Class R6 Shares are sold at the prevailing net asset value per Class R6 Share. Financial intermediaries may not charge you transaction-based fees when you buy Class R6 Shares. Financial intermediaries may, however, charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Class R6 Shares are not subject to a Distribution and Servicing Fee.
Class R6 Shares are generally available for purchase only (i) through employer-sponsored retirement plans where plan level or omnibus accounts are held on the books of transfer agency, (ii) to institutional investors,

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including endowments, foundations, local, city and state governmental institutions, corporations, non-profit
organizations that are organized as corporations and insurance companies; (iii) to mutual funds, including those that operate as “fund of funds,” and other pooled investment vehicles; (iv) through advisory fee programs, whereby a registered broker-dealer, investment advisor, trust company, bank, or other financial intermediary (collectively, the “Sponsor”) that has an agreement with distributors authorizing the sale of Shares and that acquires Shares for its clients in connection with a comprehensive fee or other advisory fee arrangement for which the client pays the Sponsor a fee for investment advisory services, and (v) through Health Savings Accounts within plan level or omnibus accounts.
If you are eligible to purchase all classes of Shares, then you should consider that Class I Shares and Class R6 Shares have no upfront sales charges and no Distribution and Servicing Fees. Such expenses are applicable to Class S Shares, Class D Shares and Class M Shares and will reduce the net asset value or distributions of the other share classes. If you are eligible to purchase Class S Shares, Class D Shares and Class M Shares but not Class I Shares and Class R6 Shares, then you should consider that Class D Shares have no upfront sales charges and lower annual Distribution and Servicing Fees. Investors should also inquire with their broker dealer or financial representative about what additional fees may be charged with respect to the Share class under consideration or with respect to the type of account in which the Shares will be held.

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CLOSED-END
FUND STRUCTURE; NO RIGHT OF REDEMPTION
The Fund is a
non-diversified,
closed-end
management investment company with a limited operating history.
Closed-end
funds differ from
open-end
funds in that
closed-end
funds do not redeem their shares at the request of an investor. No Shareholder has the right to require the Fund to redeem his, her or its Shares. No public market for the Shares exists, and none is expected to develop in the future. As a result, Shareholders may not be able to liquidate their investment other than through repurchases of Shares by the Fund, as described below. Accordingly, Shareholders should consider that they may not have access to the funds they invested in the Fund for an indefinite period of time.

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TRANSFER RESTRICTIONS
No person shall become a substituted Shareholder of the Fund without the consent of the Fund, which consent may be withheld in its sole discretion. Shares held by Shareholders may be transferred only: (i) by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder; or (ii) under other limited circumstances, with the consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).
Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board that the proposed transferee, at the time of transfer, meets any requirements imposed by the Fund with respect to investor eligibility and suitability. In connection with any request to transfer Shares, the Fund may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request. Each transferring Shareholder and transferee may be charged reasonable expenses, including, but not limited to, attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.
Any transferee acquiring Shares by operation of law in connection with the death, divorce, bankruptcy, insolvency, or adjudicated incompetence of the Shareholder, will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust. If a Shareholder transfers Shares with the approval of the Board, the Fund shall as promptly as practicable take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Fund as a Shareholder.
By subscribing for Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board, the Manager, and each other Shareholder, and any affiliate of the foregoing and any of their employees, officers or directors against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of the Declaration of Trust or any misrepresentation made by that Shareholder in connection with any such transfer.

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REPURCHASE OF SHARES
The Fund does not currently intend to list its Shares on any securities exchange and does not expect any secondary market for them to develop. Therefore, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. Shareholders may not transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and none is expected to develop, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.
To provide Shareholders with some liquidity, the Fund is structured as an “interval fund” and intends to conduct quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule
23c-3
under the 1940 Act, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). Under normal market conditions, the Fund intends to repurchase 5% of its outstanding shares at NAV on a quarterly basis. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the shareholders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). The Repurchase Offer Notice is sent to Shareholders at least 21 calendar days before the Repurchase Request Deadline. The repurchase price will be the Fund’s NAV calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”). The Fund will distribute payment to Shareholders no later than seven calendar days after the Repurchase Pricing Date. See
“Risk Factors—Risk Related to Investments in Our Shares—The share repurchase program may harm the Fund’s investment performance and the Fund may not be able to repurchase all the Shares a Shareholder tenders.”
Determination of Repurchase Offer Amount
The Board, or a committee thereof, in its sole discretion, determines the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.
Notice to Shareholders
No less than 21 days or more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase. The notice will also include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment”). The notice will also set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.
Repurchase Price
The repurchase price of the Shares will be the NAV of the class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call
844-534-4627
to learn the NAV. The notice of the repurchase offer also provides information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.
A 2.00% Early Repurchase Fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year
anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first

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in—first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. The Early Repurchase Fee will not apply to Shares acquired through dividend reinvestment, and the Fund may waive the Early Repurchase Fee in its sole discretion under certain circumstances: (i) with respect to repurchase requests submitted by discretionary model portfolio management programs (and similar arrangements); (ii) with respect to repurchase requests from feeder funds (or similar vehicles) primarily created to hold Shares, which are offered to
non-U.S.
persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; (iii) pursuant to an asset allocation program, wrap fee program or other investment program offered by a financial institution where investment decisions are made on a discretionary basis by investment professionals; and (iv) pursuant to an automatic non-discretionary
rebalancing program. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of Rule
22d-1
under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Shareholders regardless of Share class. The Manager may waive the Early Repurchase Fee in its sole discretion under certain circumstances.
Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, the Fund is permitted to allocate to Shareholders, whose Shares are repurchased, costs and charges imposed by portfolio funds or otherwise incurred in connection with the Fund’s investments, if the Manager determines to liquidate such Shares as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.
Repurchase Amounts and Payment of Proceeds
Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.
If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount or if Shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

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CERTAIN ERISA CONSIDERATIONS
Investors which are “benefit plan investors” within the meaning of Section 3(42) of ERISA (“Benefit Plan Investors”), including corporate plans, 401(k) plans, individual retirement accounts and “Keogh plans” may purchase Shares. ERISA and Section 4975 of the Code impose certain general and specific responsibilities on persons who are fiduciaries with respect to a Benefit Plan Investor, including prudence, diversification, prohibited transactions and other standards. In considering an investment in Shares of a portion of the assets of any Benefit Plan Investor, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Benefit Plan Investor and the applicable provisions of ERISA and the Code relating to a fiduciary’s duties to the Benefit Plan Investor including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA and the Code.
Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Benefit Plan Investor investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, none of the Fund, the Manager or BSP will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Benefit Plan Investor that becomes a Shareholder, solely as a result of the Benefit Plan Investor’s investment in the Fund.
The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and Section 4975 of the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through a Benefit Plan Investor. See “
Certain ERISA Considerations
” in the SAI.

DISTRIBUTIONS
The Fund intends to qualify annually as a RIC under the Code and intends to distribute at least 90% of its investment company taxable income to its Shareholders. For any distribution, the Fund will calculate each Shareholder’s specific distribution amount for the period using record and declaration dates. From time to time, the Fund may also pay special interim distributions in the form of cash or Shares at the discretion of the Board.
The Fund cannot guarantee that it will make distributions. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets (including fund investments), non-capital
gains proceeds from the sale of assets (including fund investments), dividends or other distributions paid to the Fund on account of preferred and common equity investments by the Fund and expense reimbursements from the Manager. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions. The repayment of any amounts owed to the Manager or its affiliates will reduce future distributions to which you would otherwise be entitled.
Each year a statement on IRS Form
1099-DIV
(or successor form), identifying the character (e.g., as ordinary dividend income, qualified dividend income or long-term capital gain) of the distributions, will be provided to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Manager. See “
Material U.S. Federal Income Tax Considerations
” for more information.
There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all
.
Shareholders will automatically have all distributions reinvested in Shares of the Fund issued by the Fund in accordance with the Fund’s dividend reinvestment plan unless an election is made to receive cash. See “
Dividend Reinvestment Plan
.”

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DIVIDEND REINVESTMENT PLAN
The Fund operates under a DRIP administered by SS&C Global Investor & Distribution Solutions, Inc. (“SS&C”). Pursuant to the DRIP, the Fund’s distributions, net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund. The Fund expects to coordinate distribution payment dates so that the same net asset value that is used for the daily closing date immediately preceding such distribution payment date will be used to calculate the purchase net asset value for purchasers under the DRIP. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.
Shareholders automatically participate in the DRIP, unless and until an election is made to withdraw from the plan on behalf of such participating Shareholder. A Shareholder who does not wish to have distributions automatically reinvested may terminate participation in the DRIP at any time by written instructions to that effect to SS&C . Shareholders who elect not to participate in the DRIP will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Such written instructions must be received by SS&C 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the DRIP. Under the DRIP, the Fund’s distributions to Shareholders are automatically reinvested in full and fractional Shares as described below.
When the Fund declares a distribution, SS&C, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s net asset value per Share for the relevant class of Shares.
SS&C will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C will hold Shares in the account of the Shareholders in non-certificated
form in the name of the participant, and each shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRIP. SS&C will distribute all proxy solicitation materials, if any, to participating Shareholders.
In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRIP, SS&C will administer the DRIP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRIP.
Neither SS&C nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRIP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.
The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. The Fund may elect to make non-cash
distributions to Shareholders. Such distributions are not subject to the DRIP, and all Shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.
The Fund reserves the right to amend or terminate the DRIP. There is no direct service charge to participants with regard to purchases under the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.
All correspondence concerning the DRIP should be directed to Franklin BSP Lending Fund c/o SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS”) at Franklin Templeton, 801 Pennsylvania Ave,

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Suite 219520 Kansas City, MO 64105-1307 (direct overnight mail) or c/o SS&C GIDS at Franklin Templeton, PO Box 219520, Kansas City, Missouri 64121-9520. Certain transactions can be performed by calling the toll free number (844)
534-4627.

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DESCRIPTION OF SHARES
The Fund is a Delaware statutory trust formed on March 25, 2025. The Fund currently offers five classes of Shares: Class S Shares, Class D Shares, Class M Shares, Class I Shares and Class R6 Shares. The Manager has received an exemptive order from the SEC that permits the Fund to offer multiple classes of Shares and to impose asset-based distribution fees and/or shareholder servicing fees and early withdrawal fees, as applicable. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts and ongoing fees and expenses for each Share class are expected to be different. The estimated fees and expenses for each class of Shares of the Fund are set forth in “Summary of Fees and Expenses.”
Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of Shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.
Any additional offerings of classes of Shares will require approval by the Board. Any additional offering of classes of Shares will also be subject to the requirements of the 1940 Act, which provides that such Shares may not be issued at a price below the then-current net asset value, except in connection with an offering to existing holders of Shares or with the consent of a majority of the Fund’s common shareholders.
The following table shows the amounts of Shares that have been authorized and outstanding as of March 31, 2026:

Share Class	Amount Authorized	Amount Outstanding
Class S Shares	Unlimited	0
Class D Shares	Unlimited	0
Class M Shares	Unlimited	0
Class I Shares	Unlimited	82,090
Class R6 Shares	Unlimited	30,396,832
There is currently no market for the Shares, and the Fund does not expect that a market for the Shares will develop in the foreseeable future.

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CERTAIN PROVISIONS IN DECLARATION OF TRUST
An investor in the Fund will be a Shareholder of the Fund and his or her rights in the Fund will be established and governed by the Declaration of Trust. A prospective investor and his or her advisers should carefully review the Declaration of Trust as each Shareholder will agree to be bound by its terms and conditions. The following is a summary description of additional items and of select provisions of the Declaration of Trust that may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Declaration of Trust.
Shareholders; Additional Classes of Shares
Persons who purchase Shares will be Shareholders of the Fund. The Manager, BSP and their affiliates may invest in the Fund as a Shareholder.
In addition, to the extent permitted by the 1940 Act and subject to the Fund’s exemptive relief from the SEC, the Fund reserves the right to issue additional classes of shares in the future subject to fees, charges, repurchase rights, and other characteristics different from those of the Shares offered in this Prospectus.
Each Share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.
All classes of Shares are equal as to distributions, assets and voting privileges and have no conversion, preemptive or other subscription rights.
Anti-Takeover and Other Provisions
The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to change the composition of the Board or convert the Fund to open-end
status. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office (i) at any meeting of Shareholders by a vote of not less than two-thirds
of the outstanding voting Shares or (ii) with or without cause at any time by written instrument signed by at least two-thirds
of the number of Trustees prior to such removal, specifying the date when such removal shall become effective. The Trustees may also fill vacancies caused by enlargement of their number or by the death, resignation or removal of a Trustee. The Declaration of Trust requires the affirmative vote of not less than seventy-five percent (75%) of the Shares of the Fund to approve, adopt or authorize an amendment to the Declaration of Trust that makes the Shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by a majority of the Trustees then in office, in which case approval by the vote of a majority of the outstanding voting securities, as defined in the 1940 Act, is required, notwithstanding any provisions of the
By-Laws.
Upon the adoption of a proposal to convert the Fund from a
“closed-end
company” to an
“open-end
company”, as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding Shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an
“open-end”
investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Fund and any national securities exchange.
Limitation of Liability; Indemnification
The Declaration of Trust provides that the Trustees and former Trustees of the Board and officers and former officers of the Fund shall not be liable to the Fund or any of the Shareholders for any loss or damage occasioned by any act or omission in the performance of their services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office or as otherwise required by applicable law. The Declaration of Trust also contains provisions for the

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indemnification, to the extent permitted by law, of the Trustees and former Trustees of the Board and officers and former officers of the Fund (as well as certain other related parties) by the Fund (but not by the Shareholders individually) against any liability and expense to which any of them may be liable that arise in connection with the performance of their activities on behalf of the Fund. Persons extending credit to, contracting with or having any claim against the Fund shall look only to the assets of the Fund for payment under such credit, contract or claim, and neither the Shareholders nor the Trustees, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. The rights of indemnification and exculpation provided under the Declaration of Trust shall not be construed so as to limit liability or provide for indemnification of the Trustees and former Trustees of the Board, officers and former officers of the Fund, and the other persons entitled to such indemnification for any liability (including liability under applicable federal or state securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification or limitation on liability would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Declaration of Trust to the fullest extent permitted by law.
Derivative Actions, Direct Actions and Exclusive Jurisdiction
The Declaration of Trust provides that a Shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit
demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (ii) Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act (the “DSTA”) who hold at least ten percent (10%) of the outstanding Shares of the Fund or ten percent (10%) of the outstanding Shares of the Series or class to which such action relates, shall join in the request for the Trustees to commence such action; (iii) the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim (the Trustees may retain counsel or other advisors in considering the merits of the request and Shareholders making such request must reimburse the Fund for the expense of any such advisor if the Trustees determine not to take action); (iv) the Board may designate a committee of one Trustee to consider a Shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue; and (v) any decision by the Trustees to bring, maintain, or compromise (or not to bring, maintain, or compromise) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in good faith and shall be binding upon the Shareholders. A Shareholder may only bring a derivative action if Shareholders owning not less than ten percent (10%) of the then outstanding Shares of the Fund or such series or class joins in the bringing of such court action, proceeding or claim.
Further, to the fullest extent permitted by Delaware law, shareholders may not bring direct actions against the Fund and/or the Trustees, except to enforce their rights to vote or certain rights to distributions or books and records under the DSTA, in which case a Shareholder bringing such direct action must hold in the aggregate at least 10% of the Fund’s outstanding Shares (or at least 10% of the class to which the action relates) to join in the bringing of such direct action. Notwithstanding the foregoing, however, such provision shall not apply to any claims arising under U.S. federal securities law.
Under the Declaration of Trust, actions by Shareholders against the Fund asserting a claim governed by Delaware law or the Fund’s organizational documents must be brought in the Court of Chancery of the State of Delaware or any other court in the State of Delaware with subject matter jurisdiction. Shareholders also waive the right to jury trial to the fullest extent permitted by law. This exclusive jurisdiction provision may make it more expensive for a Shareholder to bring a suit. Notwithstanding the foregoing, however, such provision shall not apply to any claims arising under U.S. federal securities laws.
Amendment of the Declaration of Trust
The Declaration of Trust may generally be amended, in whole or in part, with the approval of a majority of the Board (including a majority of the Independent Trustees, if required by the 1940 Act) and without the approval of the Shareholders unless the approval of Shareholders is required under 1940 Act or such an amendment would limit Shareholder rights, as discussed in the Declaration of Trust.
Term, Dissolution, and Liquidation
Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the classes of Shares of the Fund in accordance with the respective rights of such classes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to the Fund, to its qualification and taxation as a RIC for U.S. federal income tax purposes under Subchapter M of the Code and to the acquisition, ownership, and disposition of the Fund’s Shares.
This discussion does not purport to be a complete description of the tax considerations applicable to the Fund or its Shareholders. In particular, this discussion does not address certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including Shareholders subject to the alternative minimum tax, tax-exempt
organizations, insurance companies, Shareholders that are treated as partnerships for U.S. federal income tax purposes, dealers in securities, traders in securities that elect to use a mark-to-market
method of accounting for securities holdings, pension plans and trusts, financial institutions, persons that hold the Fund’s Shares as part of a straddle or a hedging or conversion transaction, real estate investment trusts (“REITs”), RICs, U.S. persons with a functional currency other than the U.S. dollar, persons who have ceased to be U.S. citizens or to be taxed as residents of the United States, controlled foreign corporations (“CFCs”), and passive foreign investment companies (“PFICs”). This discussion does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax nor does it discuss the special treatment under U.S. federal income tax laws that could result if the Fund invests in tax-exempt
securities or certain other investment assets or realizes such income through investments in investment vehicles that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes. Unless otherwise noted, this discussion is limited to Shareholders that hold the Fund’s Shares as capital assets (within the meaning of the Code), and does not address the tax considerations that may be applicable to owners of a Shareholder. This discussion is based upon the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, each as of the date of this Prospectus and all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has not sought, and will not seek any ruling from the IRS regarding any matter discussed herein, and this discussion is not binding on the IRS. Accordingly, there can be no assurance that the IRS would not assert, and that a court would not sustain, a position contrary to any of the tax consequences discussed herein.
For purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of the Fund’s Shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•
a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.
If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the Fund’s Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective beneficial owners of the Fund’s Shares that are partnerships or partners in such partnerships should consult their own tax advisers with respect to the purchase, ownership and disposition of the Fund’s Shares.
Tax matters are complicated and the tax consequences to a Shareholder of an investment in the Fund’s Shares will depend on the facts of such Shareholder’s particular situation. Shareholders are strongly encouraged to consult their own tax adviser regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition (including by reason of a repurchase) of the Fund’s Shares, as well as the effect of state, local and foreign tax laws, and the effect of any possible changes in tax laws.
Election to be Taxed as a Regulated Investment Company
The Fund intends to elect to be treated, and intends to continue to operate in a manner so as to qualify in each taxable year, as a RIC under the Code. As a RIC, the Fund generally will not pay corporate-level U.S. federal income taxes on any investment company taxable income or net capital gains (realized net long-term capital gain in excess of realized net short term capital loss) that the Fund timely distributes (or is deemed to timely distribute) to its Shareholders as dividends. Instead, dividends the Fund distributes (or is deemed to timely distribute) to Shareholders generally will be taxable to Shareholders, and any net operating losses, foreign tax credits and most other tax attributes generally will not pass through to Shareholders. The Fund will be subject to U.S. federal corporate-level income tax on any undistributed income and gains. To qualify as a RIC, the Fund must, among other things, meet certain source-of-income
and asset diversification requirements (as described below). In addition, the Fund must distribute to its Shareholders, for each taxable year, at least 90% of its investment company taxable income (which generally is the Fund’s net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, determined without regard to the dividends paid deduction) (the “Annual Distribution Requirement”) for any taxable year. The following discussion assumes that the Fund qualifies as a RIC.
Qualification and Taxation as a Regulated Investment Company
If the Fund (1) qualifies as a RIC and (2) satisfies the Annual Distribution Requirement, then the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income and net capital gain (realized net long-term capital gain in excess of realized net short term capital loss) that the Fund timely distributes (or is deemed to timely distribute) to Shareholders. The Fund will be subject to U.S. federal income tax at the regular corporate rate on any of its income or capital gains not distributed (or deemed distributed) to its Shareholders. Generally, the Fund intends to distribute to its Shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
If the Fund fails to distribute in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year
period ending on October 31 in that calendar year and (3) any income realized, but not distributed, in the preceding years (to the extent that income tax was not imposed on such amounts) less certain over-distributions in prior years (together, the “Excise Tax Distribution Requirements”), the Fund will be subject to a 4% nondeductible federal excise tax on the portion of the undistributed amounts of such income that are less than the amounts required to be distributed based on the Excise Tax Distribution Requirements. For this purpose, however, any ordinary income or capital gain net income retained by the Fund that is subject to corporate income tax for the taxable year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). In order to meet the Excise Tax Distribution Requirement for a particular year, the Fund will need to receive certain information from the investment vehicles, which it may not timely receive, in which case the Fund will need to estimate the amount of distributions it needs to make to meet the Excise Tax Distribution Requirement. If the Fund underestimates that amount, it may be subject to the excise tax. In addition, the Fund may choose to retain its net capital gains or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax, thereon. In either event described in the preceding two sentences, the Fund will only pay the excise tax on the amount by which the Fund does not meet the Excise Tax Distribution Requirements.
To qualify for the favorable tax treatment accorded to a RIC under the Code, the Fund generally must, among other things:

•	Elect to be treated and qualify as a registered management company under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock, securities, or foreign currencies or other

•
income (including certain deemed inclusions) derived with respect to the Fund’s business of investing in such stock, securities, foreign currencies or other income, or (b) net income derived from an interest in a qualified publicly traded partnership (“QPTP”) (collectively, the “90% Gross Income Test”); and

•	diversify its holdings so that at the end of each quarter of the taxable year:

○
at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of the Fund’s assets or more than 10% of the outstanding voting securities of that issuer; and

○
no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of (i) one issuer, (ii) or of two or more issuers that are controlled, as determined under the Code, by the Fund and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the “Diversification Tests”).

Each of the aforementioned ongoing requirements for qualification of the Fund as a RIC requires that the Manager and BSP obtain information from or about the underlying investments in which the Fund is invested. Investment vehicles and their managers may not provide information sufficient to ensure that the Fund qualifies as a RIC under the Code. If the Fund does not receive sufficient information from the investment vehicles and/or their managers, the Fund risks failing to satisfy the Subchapter M qualification tests and/or incurring an excise tax on undistributed income.
The Fund has an
opt-out
DRIP. The tax consequences to Shareholders of participating in the DRIP are discussed below—“Taxation of U.S. Shareholders.”
The Fund may have investments, either directly or through investment vehicles, that require income to be included in investment company taxable income in a year prior to the year in which the Fund (or the investment vehicles) actually receives a corresponding amount of cash in respect of such income. For example, if the investment vehicles hold, directly or indirectly, corporate stock with respect to which Section 305 of the Code requires inclusion in income of amounts of deemed dividends even if no cash distribution is made, the Fund must include in its taxable income in each year the full amount of its applicable share of these deemed dividends. Additionally, if the Fund holds, directly or indirectly through the investment vehicles, debt obligations that are treated under applicable U.S. federal income tax rules as having OID (such as debt instruments with “payment in kind” interest or, in certain cases, that have increasing interest rates or are issued with warrants), the Fund must include in its taxable income in each year a portion of the OID that accrues over the life of the obligation, regardless of whether the Fund receives cash representing such income in the same taxable year. The Fund may also have to include in its taxable income other amounts that it has not yet received in cash but has been allocated by the investment vehicles, including as described below under the heading
“Non-U.S.
Investments, including PFICs and CFCs” and in certain situations where the Fund owns, directly or indirectly, an interest in a partnership that does not have a Section 754 election in effect.
A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given year exceed its investment company taxable income, the Fund could have a net operating loss for that year. A RIC is not able to offset its investment company taxable income with net operating losses on either a carryforward or carryback basis, and net operating losses generally will not pass through to Shareholders. In addition, expenses may be used only to offset investment company taxable income, and may not be used to offset net capital gain. A RIC may not use any net capital losses (i.e., realized capital losses in excess of realized capital gains) to offset its investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, a RIC’s deduction of net business interest expense is limited to 30% of its “adjusted taxable income” plus “floor plan financing interest expense.” It is not expected that any portion of any underwriting or similar fee will be deductible for U.S. federal income tax purposes to the Fund or the Shareholders. Due to these limits on the deductibility of expenses, net capital losses and business interest expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that the Fund is required to distribute and that is taxable to Shareholders even if this income is greater than the aggregate net income the Fund actually earned during those years.
In order to enable the Fund to make distributions to Shareholders that will be sufficient to enable the Fund to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements in the event that the circumstances described in the preceding two paragraphs apply, the Fund may need to liquidate or sell some of its assets at times or at prices that the Fund would not consider advantageous, the Fund may need to raise additional equity or debt capital, the Fund may need to take out loans, or the Fund may need to forego new investment opportunities or otherwise take actions that are disadvantageous to the Fund’s business (or be unable to take actions that are advantageous to its business). Even if the Fund is authorized to borrow and to sell assets in order to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements, under the 1940 Act, the Fund generally is not permitted to make distributions to its Shareholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met.
If the Fund is unable to obtain cash from other sources to enable the Fund to satisfy the Annual Distribution Requirement, the Fund may fail to qualify for the U.S. federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level U.S. federal income tax (and any applicable state and local taxes). Although the Fund expects to operate in a manner so as to qualify continuously as a RIC, the Fund may decide in the future to be taxed as a “C” corporation, even if the Fund would otherwise qualify as a RIC, if the Fund determines that such treatment as a C corporation for a particular year would be in the Fund’s best interest.
An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to U.S. federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. For the purpose of determining whether the Fund satisfies the 90% Gross Income Test and the Diversification Tests, the character of the Fund’s distributive share of items of income, gain, losses, deductions and credits derived through any investments in companies that are treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships), such as the investment vehicles, or are otherwise treated as disregarded from the Fund for U.S. federal income tax purposes, generally will be determined as if the Fund realized these tax items directly. In order to meet the 90% Gross Income Test, the Fund may structure its investments in a way that could increase the taxes imposed thereon or in respect thereof. For example, the Fund may hold such investments through one or more subsidiary U.S. or
non-U.S.
corporation(s) (or other entity treated as such for U.S. tax purposes). In such a case, any income from such investments should not adversely affect the Fund’s ability to meet the 90% Gross Income Test, although such income may be subject to U.S. or
non-U.S.
tax depending on the circumstances, which the Fund would indirectly bear through its ownership of such subsidiary corporation(s). The Fund’s need to hold such investments through such U.S. or
non-U.S.
corporation(s) in order to satisfy the 90% Gross Income Test may, however, jeopardize its ability to satisfy the Diversification Tests, which may make it difficult for the Fund to qualify as a RIC for U.S. federal income tax purposes.
Further, for purposes of calculating the value of the Fund’s investment in the securities of an issuer for purposes of determining the 25% requirement of the Diversification Tests, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of the Fund’s “controlled group” must be aggregated with the Fund’s investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with the Fund if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned directly by one or more of the other corporations, and (b) the Fund directly owns at least 20% or more of the combined voting stock of at least one of the other corporations.

Failure to Qualify as a Regulated Investment Company
If the Fund, otherwise qualifying as a RIC, fails to satisfy the 90% Gross Income Test for any taxable year or the Diversification Tests for any quarter of a taxable year, the Fund may continue to be taxed as a RIC for the relevant taxable year if certain relief provisions of the Code apply (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund fails to qualify as a RIC for more than two consecutive taxable years and then seeks to re-qualify
as a RIC, the Fund may be subject to corporate-level U.S. federal income tax on any net built-in
gains with respect to certain assets (that is, the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if the Fund had sold the property at fair market value at the end of the taxable year preceding the taxable year of requalification) that the Fund recognizes over the next five years unless the Fund elects to recognize all net built-in
gain in a deemed sale upon requalification.
If the Fund fails to qualify for treatment as a RIC in any taxable year and is not eligible for relief provisions, the Fund would be subject to U.S. federal income tax on all of its taxable income at the regular corporate U.S. federal income tax rate and would be subject to any applicable state and local taxes, regardless of whether the Fund makes any distributions to Shareholders. Additionally, the Fund would not be able to deduct distributions to its Shareholders, nor would distributions to Shareholders be required to be made for U.S. federal income tax purposes. Any distributions the Fund makes generally would be taxable to Shareholders as ordinary dividend income and, subject to certain limitations under the Code, would be eligible for the current maximum rate applicable to qualifying dividend income of individuals and other non-corporate
U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the holder’s adjusted tax basis in the Fund’s Shares, and any remaining distributions would be treated as capital gain.
The remainder of this discussion assumes that the Fund will continuously qualify as a RIC for each taxable year.
The Fund’s Investments—General
Certain of the Fund’s investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified
dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause it to recognize income or gain without receipt of a corresponding cash payment, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Gross Income Test. The Fund intends to monitor its transactions and may make certain tax elections in order to mitigate the effects of these provisions; however, no assurance can be given that the Fund will be eligible for any such tax elections or that any elections it makes will fully mitigate the effects of these provisions.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain and loss, include both the co-investments,
activities, income, gain and loss of the Fund, as well as those indirectly attributable to the Fund as a result of the Fund’s investment in any portfolio company (or other entity) that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
A portfolio company in which the Fund invests may face financial difficulties that require the Fund to work-out,
modify or otherwise restructure its investment in the portfolio company. Any such transaction could,

depending upon the specific terms of the transaction, cause the Fund to recognize taxable income without a corresponding receipt of cash, which could affect its ability to satisfy the Annual Distribution Requirement or the Excise Tax Distribution Requirements or result in unusable capital losses and future non-cash
income. Any such transaction could also result in the Fund receiving assets that give rise to non-qualifying
income for purposes of the 90% Gross Income Test.
Securities and other financial assets
Gain or loss recognized by the Fund from securities and other financial assets acquired by it, as well as any loss attributable to the lapse of options, warrants, or other financial assets taxed as options generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term depending on how long the Fund held a particular security or other financial asset.
Below Investment Grade Instruments
The Fund expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Original Issue Discount and Market Discount
For U.S. federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. In addition, the Fund will be treated as having acquired a debt instrument with market discount if it is acquired after its original issue and its stated redemption price at maturity (or, in the case of a debt instrument issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the debt instrument by more than a statutory de minimis amount. The Fund intends to elect to amortize market discount and include such amounts in our taxable income on a current basis, instead of upon disposition of the applicable debt obligation. Because any original issue discount or market discount will be included in the Fund’s investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Shareholders in order to satisfy the annual distribution requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty meeting the annual distribution requirement necessary to qualify for taxation as a RIC under Subchapter M of the Code. The Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, it may not qualify for or maintain RIC tax treatment and thus it may become subject to corporate-level income tax.
Non-U.S.
Investments, including PFICs and CFCs
The Fund’s investment in
non-U.S.
securities may be subject to
non-U.S.
income, withholding and other taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders generally will not be entitled to claim a U.S. foreign tax credit or deduction with respect to
non-U.S.
taxes paid by the Fund.

If the Fund purchases shares in a PFIC, the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if the Fund distributes such income as a taxable dividend to Shareholders. Additional charges in the nature of interest generally will be imposed on the Fund in respect of deferred taxes arising from any such excess distribution or gain. If the Fund invests in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, the Fund will be required to include in gross income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Any inclusions in the Fund’s gross income resulting from the QEF election will be considered qualifying income for the purposes of the 90% Gross Income Test. Alternatively, the Fund may elect to mark-to-market
at the end of each taxable year its shares in such PFIC, in which case, the Fund will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in its income. The Fund’s ability to make either election will depend on factors beyond the Fund’s control, and is subject to restrictions which may limit the availability of the benefit of these elections. Under either election, the Fund may be required to recognize in any year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of determining whether the Fund satisfies the Excise Tax Distribution Requirements. See “—
Qualification and Taxation as a Regulated Investment Company
” above.
If the Fund holds more than 10% of the shares in a foreign corporation that is treated as a CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income or, if eligible, the preferential rates that apply to “qualified dividend income”) each year from such foreign corporation in an amount equal to its pro rata share of the foreign corporation’s income for the taxable year (including both ordinary earnings and capital gains), whether or not the foreign corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of a United States shareholder of a CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by United States shareholders. A “United States shareholder,” for this purpose, is any U.S. person that owns (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Distribution Requirement. Income inclusions from a foreign corporation that is a CFC are “good income” for purposes of the 90% Gross Income Test regardless of whether the Fund receives timely distributions of such income from the foreign corporation.
Non-U.S.
Currency
The Fund’s functional currency is the U.S. dollar for U.S. federal income tax purposes. Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income, expenses or other liabilities denominated in a currency other than the U.S. dollar and the time it actually collects such income or pay such expenses or liabilities are generally treated as ordinary income or loss by the Fund. Similarly, gains or losses on foreign currency forward contracts, the disposition of debt denominated in a foreign currency and other financial transactions denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also generally treated as ordinary income or loss.
Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on shares in certain circumstances. Limits on the Fund’s payments of dividends on shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Taxation of U.S. Shareholders
The following discussion generally describes certain material U.S. federal income tax consequences of an investment in the Fund’s Shares beneficially owned by U.S. Shareholders (as defined above). If you are not a U.S. Shareholder this section does not apply to you. Whether an investment in the Fund is appropriate for a U.S. Shareholder will depend upon that person’s particular circumstances.
An
investment in the Fund by a U.S. Shareholder may have adverse tax consequences. Prospective investors should consult their own tax advisers about the U.S. tax consequences of investing in the Fund.
The Fund will ordinarily declare and pay dividends from its net investment income, if any, monthly, and distribute net realized capital gains, if any, once a year. The Fund, however, may make distributions on a less frequent basis, in all events in a manner consistent with the provisions of 1940 Act and the distribution requirements of the Code.
Distributions
Distributions to Shareholders by the Fund of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the Shareholder has owned our shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a Shareholder as a return of capital which will be applied against and reduce the Shareholder’s basis in his or her shares. To the extent that the amount of any such distribution exceeds the Shareholder’s basis in his or her shares, the excess will be treated by the Shareholder as gain from a sale or exchange of the shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate
Shareholders.
Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the Shareholder is generally subject to holding period requirements and other potential limitations. The amount that the Fund is eligible to report as a Section 163(j) dividend for a taxable year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or additional shares, including investments in additional shares pursuant to the dividend reinvestment plan. Shareholders receiving distributions in the form of additional shares pursuant to the dividend reinvestment plan will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional shares received by a Shareholder pursuant to the dividend reinvestment plan will have a new holding period commencing on the day following the day on which the shares were credited to the Shareholder’s account.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its Shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each Shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit. Since the Fund expects to pay tax on any retained net capital gains at its regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals and other non-corporate
Shareholders on long-term capital gains, the amount of tax that individual and other non-corporate
Shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally could be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or could be refunded to the extent it exceeds a Shareholder’s liability for U.S. federal income tax. A Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for its allocable share of the corporate-level taxes the Fund pays on the capital gains deemed to have been distributed. In order to utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a deemed distribution as described above.
The IRS currently requires that a RIC that has two or more classes of shares allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the taxable year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Shares and preferred shares in proportion to the total dividends paid to each class with respect to such taxable year. Shareholders will be notified annually as to the U.S. federal tax status of distributions.
Although the Fund currently does not intend to do so, it is permitted to declare a large portion of a dividend in its shares at the election of each Shareholder. Revenue Procedures issued by the IRS allow a publicly offered regulated investment company to distribute its own shares as a dividend for the purpose of fulfilling its distribution requirements if certain conditions are satisfied. Among other things, the aggregate amount of cash available to be distributed to all Shareholders is currently required to be at least 20% of the aggregate declared distribution. The IRS has also issued private letter rulings on cash/share dividends paid by RICs and real estate investment trusts where the cash component is limited to 20% of the total distribution if certain requirements are satisfied. Shareholders receiving such dividends will be required to include the full amount of the dividend (including the portion payable in shares) as ordinary income (or, in certain circumstances, long-term capital gain) to the extent of our current or accumulated earnings and profits for federal income tax purposes. As a result, Shareholders could be required to pay income taxes with respect to such dividends in excess of the cash dividends received. It is unclear to what extent the Fund will be able to pay taxable dividends in cash and shares (whether pursuant to IRS Revenue Procedures, a private letter ruling or otherwise).
If an investor purchases shares in the Fund shortly before the record date of a distribution, the price of the shares will generally include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of its investment.
Sale or Exchange of Shares
Upon the sale, exchange or other disposition of shares in the Fund (except pursuant to a repurchase by the Fund, as described below), a Shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder’s adjusted tax basis in the shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder’s holding period for the shares. Generally, a Shareholder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. For non-corporate
taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale, exchange or other disposition of shares if the owner acquires (including pursuant to the dividend reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a Shareholder on the sale, exchange or other disposition of shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such shares.
Income from Repurchases of Shares
In General
. A U.S. Shareholder who participates in a repurchase of Shares will, depending on such U.S. Shareholder’s particular circumstances, and as set forth further under “Sale or Exchange Treatment” and “Distribution Treatment,” be treated either as recognizing gain or loss from the disposition of its Shares or as receiving a distribution from the Fund with respect to its Shares. Under each of these approaches, a U.S. Shareholder’s realized income and gain (if any) would be calculated differently. Under the “sale or exchange” approach, a U.S. Shareholder generally would be allowed to recognize a taxable loss (if the repurchase proceeds are less than the U.S. Shareholder’s adjusted tax basis in the Shares tendered and repurchased).
Sale or Exchange Treatment
. In general, the tender and repurchase of the Fund’s Shares should be treated as a sale or exchange of the Shares by a U.S. Shareholder if the receipt of cash:

•	results in a “complete termination” of such U.S. Shareholder’s ownership of Shares in the Fund;

•	results in a “substantially disproportionate” redemption with respect to such U.S. Shareholder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Shareholder.
In applying each of the tests described above, a U.S. Shareholder must take account of Shares that such U.S. Shareholder constructively owns under detailed attribution rules set forth in the Code, which generally treat the U.S. Shareholder as owning Shares owned by certain related individuals and entities, and Shares that the U.S. Shareholder has the right to acquire by exercise of an option, warrant or right of conversion. U.S. Shareholders should consult their tax advisers regarding the application of the constructive ownership rules to their particular circumstances.
A sale of Shares pursuant to a repurchase of Shares by the Fund generally will result in a “complete termination” if either (i) the U.S. Shareholder owns none of the Fund’s Shares, either actually or constructively, after the Shares are sold pursuant to a repurchase, or (ii) the U.S. Shareholder does not actually own any of the Fund’s Shares immediately after the sale of Shares pursuant to a repurchase and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares. U.S. Shareholders wishing to satisfy the “complete termination” test through waiver of attribution should consult their tax advisers.
A sale of Shares pursuant to a repurchase of Shares by the Fund will result in a “substantially disproportionate” redemption with respect to a U.S. Shareholder if the percentage of the then outstanding Shares actually and constructively owned by such U.S. Shareholder immediately after the sale is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Shareholder immediately before the sale. If a sale of Shares pursuant to a repurchase fails to satisfy the “substantially disproportionate” test, the U.S. Shareholder may nonetheless satisfy the “not essentially equivalent to a dividend” test.
A sale of Shares pursuant to a repurchase of Shares by the Fund will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Shareholder’s proportionate interest in the Fund. A sale of Shares that actually reduces the percentage of the Fund’s outstanding Shares owned, including constructively, by such Shareholder would likely be treated as a “meaningful reduction” even if the percentage reduction is relatively minor, provided that the U.S. Shareholder’s relative interest in Shares of the Fund is minimal (e.g., less than 1%) and the U.S. Shareholder does not exercise any control over or participate in the management of the Fund’s corporate affairs. Any person that has an ownership position that allows some exercise of control over or participation in the management of corporate affairs will not satisfy the meaningful reduction test unless that person’s ability to exercise control over or participate in management of corporate affairs is materially reduced or eliminated.
Substantially contemporaneous dispositions or acquisitions of Shares by a U.S. Shareholder or a related person that are part of a plan viewed as an integrated transaction with a repurchase of Shares may be taken into account in determining whether any of the tests described above are satisfied.
If a U.S. Shareholder satisfies any of the tests described above, the U.S. Shareholder will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and such U.S. Shareholder’s tax basis in the repurchased Shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the repurchase. Specified limitations apply to the deductibility of capital losses by U.S. Shareholders. However, if a U.S. Shareholder’s tendered and repurchased Shares have previously paid a long-term capital gain distribution (including, for this purpose, amounts credited as an undistributed capital gain) and such Shares were held for six months or less, any loss realized will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.
Any loss realized on a sale or exchange will be disallowed to the extent the Shares disposed of are replaced within a
61-day
period beginning 30 days before and ending 30 days after the disposition of the Shares. In such a case, the basis of the Shares acquired will be increased to reflect the disallowed loss.
Distribution Treatment
. If a U.S. Shareholder does not satisfy any of the tests described above, and therefore does not qualify for sale or exchange treatment, the U.S. Shareholder may be treated as having received, in whole or in part, a taxable dividend, a tax-free
return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the U.S. Shareholder’s tax basis in the relevant Shares. The amount of any distribution in excess of the Fund’s current and accumulated earnings and profits, if any, would be treated as a non-taxable
return of investment to the extent, generally, of the U.S. Shareholder’s basis in the Shares remaining. If the portion not treated as a dividend exceeds the U.S. Shareholder’s basis in the Shares remaining, any such excess will be treated as capital gain from the sale or exchange of the remaining Shares. Any such gain will be capital gain and will be long-term capital gain if the holding period of the Shares exceeds one year as of the date of the exchange. If the tendering U.S. Shareholder’s tax basis in the Shares tendered and repurchased exceeds the total of any dividend and return of capital distribution with respect to those Shares, the excess amount of basis from the tendered and repurchased Shares will be reallocated pro rata among the bases of such U.S. Shareholder’s remaining Shares.
Provided certain holding period and other requirements are satisfied, certain non-corporate
U.S. Shareholders generally will be subject to U.S. federal income tax at a maximum rate of 20% on amounts treated as a dividend. This reduced rate will apply to: (i) 100% of the dividend if 95% or more of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gain from such sales exceeds net long-term capital loss from such sales) in that taxable year is attributable to qualified dividend income; or (ii) the portion of the dividends paid by the Fund to an individual in a particular taxable year that is attributable to qualified dividend income received by the Fund this year if such qualified dividend income accounts for less than 95% of the Fund’s gross income (ignoring gains attributable to the sale of stocks and securities except to the extent net short-term capital gains from such sales exceeds net long-term capital loss from such sales) for that taxable year. Such a dividend will be taxed in its entirety, without reduction for the U.S. Shareholder’s tax basis of the repurchased Shares. To the extent that a tender and repurchase of a U.S. Shareholder’s Shares is treated as the receipt by the U.S. Shareholder of a dividend, the U.S. Shareholder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the tendered and repurchased Shares will be added to any Shares retained by the U.S. Shareholder.

To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Shareholder, (i) it may be eligible for a dividends-received deduction to the extent attributable to dividends received by the Fund from domestic corporations, and (ii) it may be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Shareholders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.
If the sale of Shares pursuant to a repurchase of Shares by the Fund is treated as a dividend to a U.S. Shareholder rather than as an exchange, the other Shareholders, including any non-tendering
Shareholders, could be deemed to have received a taxable stock distribution if such Shareholder’s interest in the Fund increases as a result of the repurchase. This deemed dividend would be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. A proportionate increase in a U.S. Shareholder’s interest in the Fund will not be treated as a taxable distribution of Shares if the distribution qualifies as an isolated redemption of Shares as described in Treasury regulations. All Shareholders are urged to consult their tax advisors about the possibility of deemed distributions resulting from a repurchase of Shares by the Fund.
Net Investment Income Tax
An additional 3.8% surtax applies to the net investment income of non-corporate
U.S. Shareholders (other than certain trusts) on the lesser of (i) the U.S. Shareholder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Shareholder’s modified adjusted gross income for the taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” generally includes interest and taxable distributions and deemed distributions paid with respect to Shares, and net gain attributable to the disposition of Shares (in each case, unless the Shares are held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to these distributions or this net gain.
Information Reporting and Backup Withholding
The Fund will furnish to its Shareholders (via such Shareholders’ financial intermediaries) as soon as practicable after the end of each taxable year information on Form
1099-DIV
to assist Shareholders in preparing their tax returns. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the preferential rates applicable to long-term capital gains).
The Fund may be required to withhold, for U.S. federal income taxes, a portion of all taxable distributions payable U.S. Shareholders (a) who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications or (b) with respect to whom the IRS notifies the Fund that this U.S. Shareholder is subject to backup withholding. Certain U.S. Shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the U.S. Shareholder’s U.S. federal income tax liability if the appropriate information is timely provided to the IRS. Failure by a U.S. Shareholder to furnish a certified TIN to the Fund could subject the U.S. Shareholder to a penalty imposed by the IRS.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to Shares of the Fund in excess of $2 million or more for a non-corporate
U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of “portfolio securities” in many cases are excepted from this reporting requirement, but, under current guidance, equity owners of a RIC are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.

Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. U.S. Shareholders should consult their tax advisor to determine the applicability of these regulations in light of their individual circumstances.
Taxation of
Tax-Exempt
Investors
Under current law, the Fund generally serves to prevent the attribution of unrelated business taxable income (“UBTI”) to its tax-exempt
Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt
Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt
Shareholder borrows to acquire its Shares.
Taxation of
Non-U.S.
Shareholders
A
“Non-U.S.
Shareholder” generally is a beneficial owner of Shares that is not a U.S. Shareholder or an entity treated as a partnership for U.S. federal income tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations. Whether an investment in Shares is appropriate for a
Non-U.S.
Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. Prospective investors should consult their tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.
Distributions of “investment company taxable income” to
Non-U.S.
Shareholders (other than U.S.-source interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally will be free of withholding as discussed in the following paragraph) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a
Non-U.S.
Shareholder. If the distributions are effectively connected with a U.S. trade or business of a
Non-U.S.
Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal income tax if the
Non-U.S.
Shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a
Non-U.S.
Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers.
Properly designated dividends received by a
Non-U.S.
Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short- term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a
Non-U.S.
Shareholder must comply with applicable certification requirements relating to its
Non-U.S.
status (including, in general, furnishing an IRS Form
W-8BEN
(for individuals), IRS Form
W-8BEN-E
(for entities) or an acceptable substitute or successor form). In certain circumstances, it may not be possible to determine whether withholding is required on a particular distribution at the time the distribution is made, in which case the Fund may withhold from the distribution, and the
Non-U.S.
Shareholder may be required to file a U.S. federal income tax return in order to obtain a refund of any excess withholding, and the amount of any withholding will not be treated as reinvested. Also, in the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain.
Non-U.S.
Shareholders should contact their tax advisors and intermediaries with respect to the application of these rules to their accounts. Actual or deemed distributions of the Fund’s net capital gains to a
Non-U.S.
Shareholder, and gains realized by a
Non-U.S.
Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the
Non-U.S.
Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the
Non-U.S.
Shareholder in the United States,) or, in the case of an individual, the
Non-U.S.
Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.
If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a
Non-U.S.
Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the
non-U.S.
Shareholder’s allocable share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the
Non-U.S.
Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the
Non-U.S.
Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.
For corporate
Non-U.S.
Shareholders, distributions (both cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).
Backup Withholding
A
Non-U.S.
Shareholder may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the
Non-U.S.
Shareholder provides the Fund or the Administrator with an IRS Form
W-8BEN,
IRS Form
W-8BEN-E
or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a
Non-U.S.
Shareholder or otherwise establishes an exemption from backup withholding.
Additional Withholding Requirements
Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds, and other
non-U.S.
persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any
Non-U.S.
Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each prospective investor should consult its tax adviser regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such
Non-U.S.
Shareholder, which may include providing certain information in respect of such
Non-U.S.
Shareholder’s beneficial owners).
ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES, AND STATE, LOCAL AND
NON-U.S.
TAX CONSEQUENCES, OF AN INVESTMENT IN THE FUND’S SHARES.

CUSTODIAN
The Bank of New York Mellon serves as the custodian of the assets of the Fund and may maintain custody of such assets with U.S. and
non-U.S.
sub-custodians
(which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Manager or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or
non-U.S.
sub-custodians
in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 240 Greenwich Street, New York, New York 10286.
ADMINISTRATION AND ACCOUNTING SERVICES
The Fund has entered into an Administration and Fund Accounting Agreement with The Bank of New York Mellon under which the Administrator performs certain administration and accounting services for the Fund, including, among other things: customary fund accounting services, including computing the Fund’s net asset values and maintaining books, records and other documents relating to the Fund’s financial and portfolio transactions, and customary fund administration services, including assisting the Fund with regulatory filings and other oversight activities. In consideration for these services, the Fund pays the Administrator tiered fees based on the average daily net asset value of the Fund, subject to a minimum annual fee, as well as certain other fixed, per-account
or transactional fees. The Administration Fee is paid to the Administrator out of the assets of the Fund and therefore decreases the net profits or increases the net losses of the Fund. The Fund also reimburses the Administrator for certain out-of-pocket
expenses and pays the Administrator a fee for transfer agency services.
The Administrator’s principal business address is 240 Greenwich Street, New York, New York 10286 .
TRANSFER AGENT AND DIVIDEND PAYING AGENT
SS&C Global Investor & Distribution Solutions, Inc., whose principal business address is 1055 Broadway Boulevard, Kansas City, Missouri 64105, serves as the Fund’s transfer agent and paying agent with respect to the Shares.
FISCAL YEAR; REPORTS TO SHAREHOLDERS
The Fund’s fiscal year is the
12-month
period ending on December 31. The Fund’s taxable year is the
12-month
period ending on December 31.
The Fund will provide Shareholders with an audited annual report and an unaudited semi-annual report within 60 days after the close of the reporting period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders will also receive quarterly commentary regarding the Fund’s operations and investments.
The Fund will furnish to Shareholders as soon as practicable after the end of each taxable year information on Form 1099 to assist Shareholders in preparing their tax returns.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is 100 East Pratt Street, Suite 2600, Baltimore, Maryland 21202.

LEGAL COUNSEL
Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, D.C. 20001, serves as legal counsel to the Fund. Richards, Layton & Finger. P.A., Wilmington, Delaware, acts as special Delaware counsel to the Fund.
FRANKLIN BSP LENDING FUND
Class S Shares
Class D Shares
Class M Shares
Class I Shares
Class R6 Shares
PROSPECTUS
April 30, 2026
All dealers that effect transactions in these Shares, whether or not participating in this offering, may be required to deliver a Prospectus.
Investment Company Act
file no. 811-24075
47536-P 04/26
PM

FRANKLIN BSP LENDING FUND

STATEMENT OF ADDITIONAL INFORMATION

Class S Shares

Class D Shares

Class M Shares

Class I Shares

Class R6 Shares

April 30, 2026

Franklin BSP Lending Fund (the “Fund”) is a non-diversified, closed-end management investment company with a limited operating history. The Fund operates as an interval fund. This Statement of Additional Information (“SAI”) relating to the Shares does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto dated April 30, 2026. This SAI, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such Shares. A copy of the Prospectus may be obtained without charge by calling (888) 777-0102, by writing to the Fund at One Madison Avenue, New York, New York 10010 or by visiting www.alternativesbyft.com. You may also obtain a copy of the Prospectus on the SEC’s website at http://www.sec.gov. Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

References to the Investment Company Act of 1940 Act, as amended (the “1940 Act”), or other applicable law, will include any rules promulgated thereunder and any guidance, interpretations or modifications by the U.S. Securities and Exchange Commission (the “SEC”), SEC staff or other authority with appropriate jurisdiction, including court interpretations, and exemptive, no-action or other relief or permission from the SEC, SEC staff or other authority.

47536-SAI 04/26

i

ADDITIONAL INVESTMENT POLICIES

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. The following disclosure supplements the disclosure set forth under the captions “Investment Objective and Strategy” and “Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters discussed. Prospective investors also should refer to “Investment Objective and Strategy” and “Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Fundamental Policies

The following restrictions are the Fund’s only fundamental policies—that is, policies that cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (a “1940 Act Vote”). For the purposes of the foregoing, a “majority of the Fund’s outstanding voting securities” means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. The other policies and investment restrictions are not fundamental polices of the Fund and may be changed by the Fund’s Board without shareholder approval and on prior notice to Shareholders. If a percentage restriction set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation. Under its fundamental restrictions:

Underwriting: The Fund may not engage in the business of underwriting the securities of other issuers except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

Lending: The Fund may lend money or other assets to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

Senior Securities: The Fund may not issue senior securities or borrow money except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

Real Estate: The Fund may not purchase or sell real estate except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

Commodities: The Fund may purchase or sell commodities or contracts related to commodities to the extent permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority.

Concentration: Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction, the Fund may not make any investment if, as a result, the Fund’s investments will be concentrated in any one industry.

The Fund has also adopted the following fundamental policies with respect to repurchase offers to take effect upon the effectiveness of this registration statement:

•	On a quarterly basis, the Fund will make an offer to repurchase a designated percentage of the outstanding Shares from Shareholders (a “Repurchase Offer”), pursuant to Rule 23c-3 under the 1940 Act.

1

•

The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”). Each Repurchase Request Deadline will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to shareholders of the Repurchase Offer.

•

Each Repurchase Pricing Date (as defined in Rule 23c-3) will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the Repurchase Pricing Date to be no later than the 14th day after a Repurchase Request Deadline, or the next business day if the 14th day is not a business day.

The following notations are not considered to be part of the Fund’s fundamental restrictions and are subject to change without shareholder approval.

With respect to the fundamental policy relating to underwriting set forth above, the 1940 Act does not prohibit a fund from engaging in the underwriting business or from underwriting the securities of other issuers. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act. Under the Securities Act, an underwriter may be liable for material omissions or misstatements in an issuer’s registration statement or prospectus. Securities purchased from an issuer and not registered for sale under the Securities Act are considered restricted securities. There may be a limited market for these securities. If these securities are registered under the Securities Act, they may then be eligible for sale but participating in the sale may subject the seller to underwriter liability. These risks could apply to a fund investing in restricted securities. Although it is not believed that the application of the Securities Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act.

With respect to the fundamental policy relating to lending set forth above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements. (A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates. The SEC frequently treats repurchase agreements as loans.) The Fund also will be permitted by this policy to make loans of money, including to other funds. The policy above will be interpreted not to prevent the Fund from purchasing or investing in debt obligations and loans. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans.

With respect to the fundamental policy relating to issuing senior securities set forth above, “senior securities” are defined as any bond, debenture, note, or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

With respect to the fundamental policy relating to borrowing money set forth above, the 1940 Act requires the Fund to maintain at all times an asset coverage of at least 300% of the amount of its borrowings. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940

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Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering into reverse repurchase agreements, credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund complies with an applicable exemption in Rule 18f-4. Borrowing money to increase portfolio holdings is known as “leveraging.” Borrowing, especially when used for leverage, may cause the value of the Fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To repay borrowings, the Fund may have to sell securities at a time and at a price that is unfavorable to the Fund. There also are costs associated with borrowing money, and these costs would offset and could eliminate the Fund’s net investment income in any given period. The policy above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

With respect to the fundamental policy relating to real estate set forth above, the 1940 Act does not prohibit a fund from owning real estate. Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell. Owners of real estate may be subject to various liabilities, including environmental liabilities. The policy above will be interpreted not to prevent the Fund from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.

With respect to the fundamental policy relating to commodities set forth above, the 1940 Act does not prohibit a fund from owning commodities, whether physical commodities and contracts related to physical commodities (such as oil or grains and related futures contracts), or financial commodities and contracts related to financial commodities (such as currencies and, possibly, currency futures). If the Fund were to invest in a physical commodity or a physical commodity-related instrument, the Fund would be subject to the additional risks of the particular physical commodity and its related market. The value of commodities and commodity-related instruments may be extremely volatile and may be affected either directly or indirectly by a variety of factors. There also may be storage charges and risks of loss associated with physical commodities. The policy above will be interpreted to permit investments in exchange traded funds that invest in physical and/or financial commodities.

With respect to the fundamental policy relating to concentration set forth above, the 1940 Act does not define what constitutes “concentration” in an industry or groups of industries. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy above will be interpreted to refer to concentration as that term may be interpreted from time to time. In addition, the term industry will be interpreted to include a related group of industries. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities (including, for the avoidance of doubt, U.S. agency mortgage-backed securities); securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to the Fund’s industry classifications, the Fund currently utilizes any one or more of the industry sub-classifications used by one or

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more widely recognized market indexes or rating group indexes, and/or as defined by the Manager. In the absence of such classification or if the Manager determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Manager may classify an issuer accordingly. Accordingly, the composition of an industry or group of industries may change from time to time. The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries. The investment restrictions and other policies described herein do not apply to any investment vehicles. The Fund will, however, consider the investments held by investment vehicles, to the extent known, in determining whether its investments are concentrated in any particular industry or groups of industries.

The Fund’s fundamental policies are written and will be interpreted broadly. For example, the policies will be interpreted to refer to the 1940 Act and the related rules as they are in effect from time to time, and to interpretations and modifications of or relating to the 1940 Act by the SEC and others as they are given from time to time. When a policy provides that an investment practice may be conducted as permitted by the 1940 Act, the policy will be interpreted to mean either that the 1940 Act expressly permits the practice or that the 1940 Act does not prohibit the practice.

The Fund’s investment objective is non-fundamental and may be changed with the approval of the Fund’s Board and prior notice to Shareholders.

The Fund’s policy to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in debt investments is non-fundamental and may be changed by the Fund’s Board, upon 60 days’ prior written notice to Shareholders. For purposes of compliance with this 80% policy, the fund may invest directly in debt investments or indirectly through investments in securitization vehicles, investment companies, private funds or specialty finance companies that hold debt investments.

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INVESTMENT PRACTICES, TECHNIQUES AND RISKS

The following information supplements the discussion of the Fund’s investment objective, policies, techniques and risks that are described in the Prospectus. The Fund may invest in the following instruments and use the following investment techniques, subject to any limitations set forth in the Prospectus. There is no guarantee the Fund will buy all of the types of securities or use any or all of the investment techniques described herein.

Bank Loans and Participations

The Fund’s investment program may include bank loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws; (ii) so-called “lender liability” claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The Fund typically acquires loans by assignment, but may in some instances purchase loans by participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participation in a portion of a loan typically results in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.

Fixed-Income Instruments

The Fund invests in fixed-income instruments, such as high-yield corporate debt securities or bonds. Corporate bonds (“Corporate Bonds”) and other fixed-income instruments are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Underwriter”) for a group of investors (“Bond Investors”). In secured fixed-income instrument offerings, an institution, typically but not always an agent affiliated with the Underwriter, holds any collateral on behalf of the Bond Investors. The Fund may purchase fixed-income instruments either directly from the Underwriter or from a Bond Investor.

An issuer of fixed-income instruments must typically comply with the terms contained in a note purchase agreement or indenture between the issuer and the holders of the instruments (the “Bond Agreement”). These Bond Agreements generally detail the schedule of payments and also place certain restrictive financial and other covenants on the issuer, similar to those in loan agreements. A trustee typically administers and enforces the terms of the Bond Agreement and the fixed-income instrument on behalf of all holders of the instrument.

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The rights of holders of high-yield corporate debt securities or bonds are generally subordinate to any existing senior or secured lenders in the issuer’s capital structure and are structurally subordinated to the rights of any existing or future lenders to an issuer’s subsidiaries that do not guarantee the high-yield corporate debt securities or bonds, and thus have a lower priority in payment than such lenders.

Commercial Real Estate Loans

Senior Mortgage Loans. These mortgage loans are typically secured by first liens on commercial properties, including the following property types: office, multifamily, retail, industrial, hospitality and mixed-use. In some cases, first lien mortgages may be divided into an A-Note and a B-Note. The A-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties that is senior to a B-Note secured by the same first mortgage property or group.

Subordinated Debt. These loans may include structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets. As noted above, a B-Note is typically a privately negotiated loan that is secured by a first mortgage on a commercial property or group of related properties and is subordinated to an A-Note secured by the same first mortgage property or group. The subordination of a B-Note or junior participation typically is evidenced by participations or intercreditor agreements with other holders of interests in the note. B-Notes are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding A-Note.

Preferred Equity. Real estate preferred equity investments are subordinate to first mortgage loans and are not collateralized by the property underlying the investment. As a holder of preferred equity, the Fund seeks to enhance its position with covenants that limit the activities of the entity in which the Fund has an interest and protect the Fund’s equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on the Fund’s investment.

Mezzanine Loans. Like B-Notes, these loans are also subordinated, but are usually secured by a pledge of the borrower’s equity ownership in the entity that owns the property or by a second lien mortgage on the property. In a liquidation, these loans are generally junior to any mortgage liens on the underlying property, but senior to any preferred equity or common equity interests in the entity that owns the property. Investor rights are usually governed by intercreditor agreements.

Commercial Mortgage-Backed Securities

Commercial Mortgage-Backed Securities (“CMBS”) are fixed income instruments that are secured by mortgage loans on commercial real property. CMBS typically take the form of multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. They generally are structured to provide protection to investors in senior tranches against potential losses on the underlying mortgage loans. Such protection generally is provided by causing holders of subordinated classes of securities (“Subordinated CMBS”) to take the first loss in the event of defaults on the underlying commercial mortgage loans. The Fund may invest in CMBS of any credit quality, including, without limitation, CMBS are subject to credit risk and prepayment risk. Although prepayment risk is present, it is of a lesser degree in CMBS than in the residential mortgage market; commercial real estate property loans often contain provisions which substantially reduce the likelihood that such securities will be prepaid (e.g., significant prepayment penalties on loans and, in some cases, prohibition on principal payments for several years following origination).

Debtor-in-Possession (“DIP”) Loans

The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that

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will be required during the reorganization process. While such loans are generally viewed as less risky than many other types of loans as a result of their seniority in the debtor’s capital structure, their underlying collateral and because their terms will have been approved by a federal bankruptcy court order, the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay the DIP loan.

Lender Liability

Under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer; (ii) engages in other inequitable conduct to the detriment of such other creditors; or (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called “equitable subordination”). The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.

Restricted and Illiquid Securities

The Fund may not be able to readily dispose of illiquid securities at prices that approximate those at which the Fund could sell such securities if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act” and, such securities, “Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board directs the Manager and BSP, or to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Special Situations

The Fund may invest in companies undergoing work-outs, liquidations, reorganizations, bankruptcies, insolvencies or other fundamental changes or similar transactions. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including but not limited to (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the

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outcome of transactions involving financially troubled companies in which the Fund intends to invest, there is a potential risk of loss by the Fund of its entire investment in such companies.

Rights Offerings and Warrants to Purchase

The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the rights’ or warrants’ expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security’s market price such as when there is no movement in the level of the underlying security.

Equity Securities

In addition to common stock, the Fund may invest in other equity securities, including preferred stock, convertible securities and depositary receipts.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of the issuer’s preferred stock than in more senior credit securities with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of trustees. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Depositary Receipts. The Fund may hold investments in sponsored and unsponsored American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), global depositary receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result,

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available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.

Cash Equivalents and Short-Term Debt Securities

For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

(1) U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. The economic crisis in the United States during 2008 and 2009 negatively impacted government-sponsored entities. As the real estate market has deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S. mortgages have experienced extreme volatility, and in some cases, a lack of liquidity. The Manager and BSP will monitor developments and seeks to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

(3) Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. The Manager and BSP will monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. The Manager and BSP will do so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be

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paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. The Manager and BSP will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Risks of Foreign Investments

Investments in foreign issuers or securities principally traded outside the United States may involve special risks due to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation, nationalization or confiscatory taxation of assets, and possible difficulty in obtaining and enforcing judgments against foreign entities. The Fund may be subject to foreign taxation on realized capital gains, dividends or interest payable on foreign securities, on transactions in those securities and on the repatriation of proceeds generated from those securities. Transaction-based charges are generally calculated as a percentage of the transaction amount and are paid upon the sale or transfer of portfolio securities subject to such taxes. Any taxes or other charges paid or incurred by the Fund in respect of its foreign securities will reduce the Fund’s yield.

In addition, the tax laws of some foreign jurisdictions in which the Fund may invest are unclear and interpretations of such laws can change over time. As a result, to comply with guidance related to the accounting and disclosure of uncertain tax positions under generally accepted accounting principles (“GAAP”), the Fund may be required to accrue for book purposes certain foreign taxes in respect of its foreign securities or other foreign investments that it may or may not ultimately pay. Such tax accruals will reduce the Fund’s NAV at the time accrued, even though, in some cases, the Fund ultimately will not pay the related tax liabilities. Conversely, the Fund’s NAV will be increased by any tax accruals that are ultimately reversed.

Issuers of foreign securities are subject to different, often less comprehensive, accounting, custody, reporting and disclosure requirements than U.S. issuers. The securities of some foreign governments, companies and securities markets are less liquid, and at times more volatile, than comparable U.S. securities and securities markets. Foreign brokerage commissions and related fees also are generally higher than those in the United States. Investments in foreign securities also may be affected by different custody and/or settlement practices or delayed settlements in some foreign markets. The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers located in those countries. Foreign countries may have reporting requirements with respect to the ownership of securities, and those reporting requirements may be subject to interpretation or change without prior notice to investors. No assurance can be given that the Fund will satisfy applicable foreign reporting requirements at all times.

When-Issued and Forward Commitment Securities

The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into

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when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. There is always a risk that the securities may not be delivered and that the Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Fund as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund’s NAV.

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement prorated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Stressed Investments

The Fund invests in securities and other obligations of companies that involve significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation

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proceedings. In any investment opportunity involving any such type, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.

Certain Bankruptcy and Insolvency Issues

Some of the companies in which the Fund invests may be involved in complex bankruptcy or insolvency proceedings in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, through U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment, with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments or grants of security to the Fund may be reclaimed, recharacterized or avoided if any such payment or grant is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court considers a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

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Other Portfolio Strategies

Short Sales

The Fund may engage in short sales of securities, particularly of Corporate Bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

The Fund’s ability to access the pledged collateral may also be impaired in the event the broker becomes bankrupt, insolvent or otherwise fails to comply with the terms of the contract. In such instances, the Fund may not be able to substitute or sell the pledged collateral and may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. This may limit the Fund’s investment flexibility, as well as its ability to meet other current obligations.

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Derivatives

General Limitations on Futures and Options Transactions. The Fund has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” with the U.S. Commodity Futures Trading Commission (the “CFTC”) and the National Futures Association, which regulate trading in the futures markets. Pursuant to CFTC Regulation 4.5, the Fund is not subject to regulation as a commodity pool under the Commodity Exchange Act (the “CEA”).

Various exchanges and regulatory authorities have undertaken reviews of options and futures trading in light of market volatility. Among the possible actions that have been presented are proposals to adopt new or more stringent daily price fluctuation limits for futures and options transactions and proposals to increase the margin requirements for various types of futures transactions.

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Foreign currency forward contracts. The Fund may enter into foreign currency forward contracts to reduce the Fund’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Fund agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Forward foreign currency contracts are marked-to-market at the applicable forward rate.

There is no guarantee that it will be practical to hedge currency risks or that any efforts to do so will be successful.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the Fund’s derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts, as an anticipatory hedge. The Fund’s derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

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Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. To enter into a security futures contract, the Fund must deposit funds with its futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

An open position, either a long or short position, is typically closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

As noted above, margin is the amount of funds that must be deposited by the Fund to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange

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on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund marks to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the Dow Jones Industrial Average experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor.

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Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of the shares of the Fund (“Shares”). The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

A swap agreement can be a form of leverage, which can magnify the Fund’s gains or losses.

The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses.

The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Derivatives Regulatory Risk. In August 2022, Rule 18f-4 under the 1940 Act, regarding the ability of a registered investment company to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions), became effective. Under the new rule, registered investment companies that make significant use of derivatives are required to operate subject to a value-at-risk leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. Such requirements may limit the ability of the Fund to invest in derivatives, short sales and similar financing transactions, limit the Fund’s ability to employ certain strategies that use these instruments and/or adversely affect the Fund’s efficiency in implementing its strategy, liquidity and/or ability to pursue its investment objective.

Zero Coupon and PIK Bonds

The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally

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has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements

The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Manager, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Manager will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Manager will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Securities Lending

To the extent permitted by the 1940 Act, the Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions; provided, however, that the value of such loaned securities may not exceed one-third of the Fund’s total asset value, including collateral received in respect of such loans. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by the Manager to be of

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relatively high credit standing. Loans of securities are made to broker-dealers pursuant to agreements requiring that such loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. The collateral must have a market value at least equal to 100% of the market value of the loaned securities at all times during the duration of the loan. The Fund invests the cash collateral received in accordance with its investment objectives, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the Fund’s investment. The Fund may also call such loans to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.

ESG Risk

From an environmental, social and governance perspective, the deal team will evaluate potential investments against BSP’s Responsible Investment Policies and Principles and may highlight in the diligence process an investment where the industry is not ESG-aligned in a manner that presents risk to the Fund (e.g., issues associated with the current governance of a company). Consideration of ESG factors as part of BSP’s overall investment diligence process may negatively impact the performance of the Fund and cause it to pass on investments in which the Fund would otherwise invest. Although the Fund takes ESG factors into account as part of its overall investment diligence process, investments may be made in certain circumstances even if negative ESG factors are present. In contrast, the investment team may also determine not to make an investment in a company with negative ESG factors as they may present reputational and investment risk that could be viewed as adversely impacting the performance of the Fund.

Artificial Intelligence

Artificial intelligence refers to computer systems that can perform tasks that would otherwise require human intelligence and encompasses various different forms of artificial intelligence, including machine learning models. Artificial intelligence is typically designed to analyze data, learn from patterns and experiences, make decisions, and solve problems. Artificial intelligence can be categorized into two types: narrow artificial intelligence, which is designed for specific tasks, and general artificial intelligence, which has the ability to perform any intellectual task that a human can do and includes generative artificial intelligence (“GAI”). GAI is a type of artificial intelligence technology that produces new text, images, audio, and other content based on training data that includes examples of the desired output.

Typically, users enter questions, queries, or other inputs that prompt the GAI model or tool to produce output. In addition, some software uses GAI to suggest changes, summarize information, or translate text. Artificial intelligence has various applications in many fields such as healthcare, finance, transportation, and law.

The use of artificial intelligence in general may adversely impact markets, the overall performance of the Fund’s investments, or the services provided to the Fund by its service providers. The Manager, BSP or a third party service provider may use and/or expand its use of artificial intelligence in connection with its business, operating and investment activities and the Fund’s investments may also use such technologies. Actual usage of such artificial intelligence will vary, and while the Manager or BSP expects it and the third party service provider to the Fund may, from time to time, adopt and adjust usage policies and procedures governing the use of artificial intelligence by its personnel, there is a risk of misuse of artificial intelligence technologies.

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Artificial intelligence is highly reliant on the collection and analysis of large amounts of data and complex algorithms, but it is not possible nor practicable to incorporate all data that would be relevant for a task conducted by artificial intelligence. Therefore, it is possible that the information provided through use of artificial intelligence could be insufficient, incomplete, inaccurate or biased leading to adverse effects for the Fund, including, potentially, operational errors and investment losses.

Artificial intelligence and its current and potential future applications, including in the investment and financial sectors, as well as the regulatory frameworks within which they operate, continue to rapidly evolve, and it is impossible to predict the full extent of future applications or regulations. Ongoing and future regulatory actions with respect to artificial intelligence generally or artificial intelligence’s use in any industry in particular may alter, perhaps to a materially adverse extent, the ability of the Manager, BSP, a third-party service provider, the Fund or its investments to utilize artificial intelligence in the manner it has to-date, and may have an adverse impact on the ability of any of those entities to continue to operate as intended.

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MANAGEMENT OF THE FUND

Further Information Regarding Management of the Fund

Information regarding the Trustees and Officers of the Fund, including brief biographical information, is set forth below.

Board of Trustees

The overall management of the business and affairs of the Fund, including oversight of the Manager and each sub-adviser, is vested in the Board of Trustees of the Fund (the “Board” or “Board of Trustees”). Each member of the Board of Trustees (each, a “Trustee”) shall hold office until his or her removal, resignation or successor is duly elected and qualifies.

The Trustees, their ages, their principal occupations during the past five years (their titles may have varied during that period), the number of investment companies or portfolios in the Fund Complex (defined below) that each Trustee oversees, and the other board memberships held by each Trustee is set forth below.

Name, Address(1) and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
INTERESTED TRUSTEES*:
Jane Trust, CFA Born 1962	Trustee, President and Chief Executive Officer	Since Inception	Senior Vice President, Fund Board Management, Franklin Templeton (since 2020); Officer and/or Trustee/Director of 127 funds associated with FTFA or its affiliates (since 2015); President and Chief Executive Officer of FTFA (since 2015); formerly, Senior Managing Director (2018 to 2020) and Managing Director (2016 to 2018) of Legg Mason & Co., LLC (“Legg Mason & Co.”); Senior Vice President of FTFA (2015)	119	None

NON-INTERESTED TRUSTEES:
Robert D. Agdern Born 1950	Trustee and Member of Nominating, Audit, Compensation, Pricing and Valuation Committees, and Compliance Liaison	Since Inception	Member of the Advisory Committee of the Dispute Resolution Research Center at the Kellogg Graduate School of Business, Northwestern University (2002 to 2016); Deputy General Counsel responsible for western hemisphere matters for BP PLC (1999 to 2001); Associate General Counsel at Amoco Corporation responsible for corporate, chemical, and refining and marketing matters and special assignments (1993 to 1998) (Amoco merged with British Petroleum in 1998 forming BP PLC)	22	None

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Name, Address(1) and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
Carol L. Colman Born 1946	Trustee and Member of Nominating, Audit and Compensation Committees, and Chair of Pricing and Valuation Committee	Since Inception	President, Colman Consulting Company	22	None

Anthony Grillo Born 1955	Trustee and Member of Nominating, Audit, Pricing and Valuation and Compensation Committees	Since Inception	Retired; Founder, Managing Director and Partner of American Securities Opportunity Funds (private equity and credit firm) (2006 to 2018); formerly, Senior Managing Director of Evercore Partners Inc. (investment banking) (2001 to 2004); Senior Managing Director of Joseph Littlejohn & Levy, Inc. (private equity firm) (1999 to 2001); Senior Managing Director of The Blackstone Group L.P. (private equity and credit firm) (1991 to 1999)	22	Director of Littelfuse, Inc. (electronics manufacturing) (since 1991); formerly, Director of Oaktree Acquisition Corp. II (2020 to 2022); Director of Oaktree Acquisition Corp. (2019 to 2021)

Eileen A. Kamerick Born 1958	Trustee, Chairperson and Member of Nominating, Compensation, Pricing and Valuation and Audit Committees	Since Inception	Chief Executive Officer, The Governance Partners, LLC (consulting firm) (since 2015); National Association of Corporate Directors (“NACD”) Board Leadership Fellow (since 2016, with Directorship Certification since 2019) and NACD 2022 Directorship 100 honoree; Adjunct Professor, Georgetown University Law Center (since 2021); Adjunct Professor, The University of Chicago Law School (since 2018); Adjunct Professor, University of Iowa College of Law (since 2007); formerly, Chief Financial Officer, Press Ganey Associates (health care informatics company) (2012 to 2014); Managing Director and Chief Financial Officer, Houlihan Lokey (international investment bank) and President, Houlihan Lokey Foundation (2010 to 2012)	22	Director of VALIC Company I (since October 2022); Director of ACV Auctions Inc. (since 2021); Director of Associated Banc-Corp (financial services company) (since 2007); formerly, Director of Hochschild Mining plc (precious metals company) (2016-2023); formerly Trustee of AIG Funds and Anchor Series

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Name, Address(1) and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
					Trust (2018 to 2021)

Nisha Kumar Born 1970	Trustee and Member of Nominating, Compensation and Pricing and Valuation Committees, and Chair of Audit Committee	Since Inception	Formerly, Managing Director and the Chief Financial Officer and Chief Compliance Officer of Greenbriar Equity Group, LP (2011 to 2021); formerly, Chief Financial Officer and Chief Administrative Officer of Rent the Runway, Inc. (2011); Executive Vice President and Chief Financial Officer of AOL LLC, a subsidiary of Time Warner Inc. (2007 to 2009), Member of the Council on Foreign Relations	22	Director of The India Fund, Inc. (since 2016); formerly, Director of Aberdeen Income Credit Strategies Fund (2017 to 2018); and Director of The Asia Tigers Fund, Inc. (2016 to 2018)

Peter Mason Born 1959	Trustee and Member of Nominating, Audit, and Pricing and Valuation Committees, and Chair of Compensation Committee	Since Inception	Arbitrator and Mediator (self-employed) (since 2021); formerly, Global General Counsel of UNICEF (non-governmental organization) (1998-2021)	22	Chairman of University of Sydney USA Foundation (since 2020); and formerly Director of the Radio Workshop US, Inc. (2023-2026)

Hillary A. Sale Born 1961	Trustee and Member of Audit, Pricing and Valuation and Compensation Committees and Chair of Nominating Committee	Since Inception	Agnes Williams Sesquicentennial Professor of Leadership and Corporate Governance, Georgetown Law Center; and Professor of Management, McDonough School of Business (since 2018); formerly, Associate Dean for Strategy, Georgetown Law Center (2020-2023); National Association of Corporate Directors Board Faculty Member (since 2021); formerly, a Member of the Board of Governors of FINRA (2016-2022)	22	Director of CBOE U.S. Securities Exchanges, CBOE Futures Exchange, and CBOE SEF, Director (Since 2022); Advisory Board Member of Foundation Press (academic book publisher) (since 2019); Chair of DirectWomen

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Name, Address(1) and Year of Birth	Position(s) with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During the Past Five Years	Number of Investment Companies in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
Board Institute (since 2019); formerly, Member of DirectWomen (nonprofit) (2007-2022)

*	Ms. Trust is an “interested person” as defined in the 1940 Act because she is an officer of the Manager and certain of its affiliates.
(1)	Unless otherwise indicated, the business address of the persons listed above is c/o Chairperson of the Fund, Franklin Templeton, One Madison Avenue, 17th Floor, New York, NY 10010.
(2)	The term “Fund Complex” means two or more registered investment companies that:
(a)	hold themselves out to investors as related companies for purposes of investment and investor services; or
(b)	have a common investment adviser or that have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.

The Trustees were selected to join the Board based upon the following: his or her character and integrity; such person’s service as a board member of other funds in the Franklin Templeton fund complex; such person’s willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Trustee; as to each Trustee other than Ms. Trust, his or her status as not being an “interested person” as defined in the 1940 Act; and, as to Ms. Trust, her role with Franklin Templeton. No factor, by itself, was controlling.

In addition to the information provided in the table included above, each Trustee possesses the following attributes: Mr. Agdern, experience in business and as a legal professional; Ms. Colman, experience as a consultant and investment professional; Mr. Grillo, experience as a managing director of a private equity and credit firm and experience in investment banking; Ms. Kamerick, experience in business and finance, including financial reporting, and experience as a board member of a highly regulated financial services company; Ms. Kumar, financial and accounting experience as the chief financial officer of other companies and experience as a board member of private equity funds; Mr. Mason, legal and managerial experience; Ms. Sale, experience as a college professor and experience as a board member for financial and corporate institutions; and Ms. Trust, investment management and risk oversight experience as an executive and portfolio manager and leadership roles within Franklin Templeton and affiliated entities. References to the qualifications, attributes and skills of the Trustees are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Responsibilities of the Board of Trustees

The Board of Trustees is responsible under applicable state law for overseeing generally the management and operations of the Fund. The Trustees oversee the Fund’s operations by, among other things, meeting at its regularly scheduled meetings and as otherwise needed with the Fund’s management and evaluating the performance of the Fund’s service providers including the Manager, BSP, the custodian and the transfer agent. As part of this process, the Trustees consult with the Fund’s independent auditors and with their own separate independent counsel.

The Trustees review the Fund’s financial statements, performance, net asset value and market price and the relationship between them, as well as the quality of the services being provided to the Fund. As part of this

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process, the Trustees review the Fund’s fees and expenses in light of the nature, quality and scope of the services being received while also seeking to ensure that the Fund continues to have access to high quality services in the future.

The Board of Trustees has four regularly scheduled meetings each year, and additional meetings may be scheduled as needed. In addition, the Board has a standing Audit Committee and Corporate Governance and Nominating Committee (the “Nominating Committee”) that meet periodically and whose responsibilities are described below.

The Board of Trustees has held eight meetings during the fiscal year ended December 31, 2025. Each Trustee attended at least 75% of the aggregate number of meetings of the Board and the committees for which he or she was a member. The Fund does not have a formal policy regarding attendance by Trustees at annual meetings of shareholders.

The Fund does not have a formal policy regarding attendance by Trustees at meetings of shareholders.

The standing committees of the Board are the Audit Committee, the Nominating Committee, Compensation Committee and Pricing and Valuation Committee that meet periodically and whose responsibilities are described below.

Each of the Audit Committee and the Nominating Committee is composed of all Trustees who have been determined not to be “interested persons” of the Fund, the Manager, BSP or their affiliates within the meaning of the 1940 Act, and who are “independent” as defined in the New York Stock Exchange listing standards (“Independent Trustees”), and is chaired by an Independent Trustee. The Board in its discretion from time to time may establish ad hoc committees.

The Board of Trustees is currently comprised of seven trustees, six of whom are Independent Trustees. Eileen Kamerick serves as Chairperson of the Board. Ms. Kamerick is a “non-interested person” of the Fund. The appointment of Ms. Kamerick as Chairperson reflects the Board’s belief that her experience in business and finance, including financial reporting, and experience as a board member of a highly regulated financial services company, facilitates the efficient development of meeting agendas that address the Fund’s business, legal and other needs and the orderly conduct of board meetings. The Chair develops agendas for Board meetings and presides at all meetings of the Board. The Chair also leads executive sessions of the Independent Trustees, serves as a spokesperson for the Independent Trustees and serves as a liaison between the Independent Trustees and the Fund’s management between Board meetings. The Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel. The Board also has determined that its leadership structure, as described above, is appropriate in light of the size and complexity of the Fund, the number of Independent Trustees (who constitute a super-majority of the Board’s membership) and the Board’s general oversight responsibility. The Board also believes that its leadership structure not only facilitates the orderly and efficient flow of information to the Independent Trustees from management, including BSP, the Fund’s sub-adviser, but also enhances the independent and orderly exercise of its responsibilities.

Audit Committee

The Fund’s Audit Committee is composed entirely of all of the Independent Trustees. The members of the Audit Committee are Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Ms. Kumar serves as the Chair of the Audit Committee and has been determined by the Board to be an “audit committee financial expert.” The principal functions of the Audit Committee are: to (a) oversee the scope of the Fund’s audit, the Fund’s accounting and financial reporting policies and practices and its internal controls and enhance the quality and objectivity of the audit function; (b) approve, and recommend to the Independent Trustees (as such term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm, as well as

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approving the compensation thereof; and (c) approve all audit and permissible non-audit services provided to the Fund and certain other persons by the Fund’s independent registered public accounting firm. The Audit Committee met five times during the fiscal year ended December 31, 2025.

Nominating Committee

The Fund’s Nominating Committee, the principal function of which is to select and nominate candidates for election as Trustees of the Fund, is composed of all of the Independent Trustees. The members of the Nominating Committee are Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Ms. Sale serves as the Chair of the Nominating Committee. The Nominating Committee may consider nominees recommended by the shareholders as it deems appropriate. Shareholders who wish to recommend a nominee should send recommendations to the Fund’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Trustees. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders. The Nominating Committee met four times during the fiscal year ended December 31, 2025.

The Nominating Committee identifies potential nominees through its network of contacts, and in its discretion may also engage a professional search firm. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote. The Nominating Committee does not have specific, minimum qualifications for nominees and has not established specific qualities or skills that it regards as necessary for one or more of the Fund’s Trustees to possess (other than any qualities or skills that may be required by applicable law, regulation or listing standard). However, as set forth in the Nominating Committee Charter, in evaluating a person as a potential nominee to serve as a Trustee of the Fund, the Nominee Committee may consider the following factors, among any others it may deem relevant:

•	whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Trustee of the Fund;

•

whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the investment manager of the Fund, Fund service providers or their affiliates;

•	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes;

•	whether or not the person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Trustee of the Fund;

•

the contribution which the person can make to the Board and the Fund (or, if the person has previously served as a Trustee of the Fund, the contribution which the person made to the Board during his or her previous term of service), with consideration being given to the person’s business and professional experience, education and such other factors as the Committee may consider relevant;

•	the character and integrity of the person; and

•	whether or not the selection and nomination of the person would be consistent with the requirements of the Fund’s retirement policies.

The Nominating Committee does not have a formal diversity policy with regard to the consideration of diversity in identifying potential director nominees but may consider diversity of professional experience, education and skills when evaluating potential nominees for Board membership.

Pricing and Valuation Committee

The Fund’s Pricing and Valuation Committee is composed of all of the Independent Trustees. The members of the Pricing and Valuation Committee are Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern,

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Grillo and Mason. Ms. Colman serves as Chair of the Fund’s Pricing and Valuation Committee. The principal function of the Pricing and Valuation Committee is to assist the Board with its oversight of the process for valuing portfolio securities in light of applicable law, regulatory guidance and applicable policies and procedures adopted by the Fund. The Pricing and Valuation Committee met four times during the fiscal year ended December 31, 2025.

Compensation Committee

The Fund’s Compensation Committee is composed of all of the Independent Trustees. The members of the Compensation Committee are Mses. Colman, Kamerick, Kumar and Sale and Messrs. Agdern, Grillo and Mason. Mr. Mason serves as Chair of the Fund’s Compensation Committee. The principal function of the Compensation Committee is to recommend the appropriate compensation of the Independent Trustees for their service on the Board and the committees of the Board. The Compensation Committee met once during the fiscal year ended December 31, 2025.

Risk Oversight

The Board’s role in risk oversight of the Fund reflects its responsibility under applicable state law to oversee generally, rather than to manage, the operations of the Fund. In line with this oversight responsibility, the Board receives reports and makes inquiry at its regular meetings and as needed regarding the nature and extent of significant Fund risks (including investment, compliance and valuation risks) that potentially could have a materially adverse impact on the business operations, investment performance or reputation of the Fund, but relies upon the Fund’s management (including the Fund’s portfolio managers) and Chief Compliance Officer, who reports directly to the Board, and the Manager to assist it in identifying and understanding the nature and extent of such risks and determining whether, and to what extent, such risks may be eliminated or mitigated. In addition to reports and other information received from Fund management and the Manager regarding the Fund’s investment program and activities, the Board as part of its risk oversight efforts meets at its regular meetings and as needed with the Fund’s Chief Compliance Officer to discuss, among other things, risk issues and issues regarding the policies, procedures and controls of the Fund. The Board may be assisted in performing aspects of its role in risk oversight by the Audit Committee and such other standing or special committees as may be established from time to time by the Board. For example, the Audit Committee of the Board regularly meets with the Fund’s independent public accounting firm to review, among other things, reports on the Fund’s internal controls for financial reporting.

The Board believes that not all risks that may affect the Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund’s goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of relevant information and may be inaccurate or incomplete. As a result of the foregoing and other factors, the Board’s risk management oversight is subject to substantial limitations.

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Security Ownership of Management

The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustees within the same family of investment companies as of December 31, 2025, unless otherwise indicated below.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by the Trustee in the Family of Investment Companies(1)
Non-Interested Trustees:
Robert D. Agdern	A	D
Carol L. Colman	A	E
Anthony Grillo	A	E
Eileen A. Kamerick	A	E
Nisha Kumar	A	E
Peter Mason	A	E
Hillary A. Sale	A	E	*

Interested Trustee:
Jane Trust	A	E

Key:	A: none, B: $1-$10,000, C: $10,001-$50,000, D: $50,001-$100,000, E: over $100,000.
*	As of February 20, 2026.
(1)

The term “family of investment companies” means any two or more registered investment companies that share the same investment adviser or principal underwriter or hold themselves out to investors as related companies for purposes of investment and investor services.

As of December 31, 2025, the nominees, Trustees and officers of the Fund as a group beneficially owned less than 1% of the outstanding shares of the Shares.

As to each Independent Trustee and his or her immediate family members, as of the date of this SAI, no person owns beneficially or of record securities of an investment adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with an investment adviser or principal underwriter of the Fund.

Compensation of Trustees

The members of the Board who are not “interested persons,” as defined in the 1940 Act, receive an annual fee, a fee for each meeting of the Board and committee meeting attended and are reimbursed for all out-of-pocket expenses relating to attendance at such meetings. The Trustees who are “interested persons,” as defined in the 1940 Act, and the Fund’s officers do not receive compensation from the Fund or any other fund in the Fund Complex of which the Fund is a part that is a U.S. registered investment company, but are reimbursed for all out-of-pocket expenses relating to attendance at such meetings.

Under the federal securities laws, the Fund is required to provide to shareholders information regarding compensation paid to the Trustees by the Fund, as well as by the various other investment companies advised by FTFA. The Trustees listed below are members of the Fund’s Audit, Nominating, Compensation and Pricing and Valuation Committees, as well as committees of the boards of certain other investment companies advised by FTFA. The following table provides information concerning the compensation paid to each Trustee by the Fund during the fiscal period ended December 31, 2025 and the total compensation to each Trustee during the calendar year ended December 31, 2025. The Fund does not provide any pension or retirement benefits to Trustees. In

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addition, no remuneration was paid during the fiscal period ended December 31, 2025 by the Fund to Ms. Trust who is an “interested person” as defined in the 1940 Act.

Name of Trustee	Aggregate Compensation from the Fund	Total Compensation from the Fund and Fund Complex(2)
Non-Interested Trustees(1)
Robert D. Agdern	$719	$366,000
Carol L. Colman	$727	$371,000
Anthony Grillo	$624	$346,000
Eileen A. Kamerick	$749	$411,000
Nisha Kumar	$749	$386,000
Peter Mason	$719	$366,000
Hillary A. Sale	$647	$356,000

(1)

“Fund Complex” means two or more Funds (a registrant or, where the registrant is a series company, a separate portfolio of the registrant) that hold themselves out to investors as related companies for purposes of investment and investor services or have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other Funds.

(2)	Each Non-Interested Trustee currently holds 22 investment company directorships within this Fund Complex.

Officers of the Fund

The Fund’s executive officers are chosen each year at a regular meeting of the Board to hold office until their respective successors are duly elected and qualified. In addition to Ms. Trust, the executive officers of the Fund currently are:

Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Christopher Berarducci Franklin Templeton One Madison Avenue, 17th Floor, New York, NY 10010 Birth Year: 1974	Principal Financial Officer and Treasurer	Since Inception	Vice President, Fund Administration and Reporting, Franklin Templeton (since 2020); Treasurer (since 2010) and Principal Financial Officer (since 2019) of certain funds associated with Legg Mason & Co. or its affiliates; formerly, Managing Director (2020), Director (2015 to 2020), and Vice President (2011 to 2015) of Legg Mason & Co.

Fred Jensen Franklin Templeton One Madison Avenue, 17th Floor, New York, NY 10010 Birth Year: 1963	Chief Compliance Officer	Since Inception	Director—Global Compliance of Franklin Templeton (since 2020); Managing Director of Legg Mason & Co. (2006 to 2020); Director of Compliance, Legg Mason Office of the Chief Compliance Officer (2006 to 2020); formerly, Chief Compliance Officer of Legg Mason Global Asset Allocation (prior to 2014); Chief Compliance Officer of Legg Mason Private Portfolio Group (prior to 2013); formerly, Chief Compliance Officer of The Reserve Funds (investment adviser, funds and broker- dealer) (2004) and Ambac Financial Group (investment adviser, funds and broker-dealer) (2000 to 2003)

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Name, Address and Age	Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Marc A. De Oliveira Franklin Templeton 100 First Stamford Place, Stamford, CT 06902 Birth Year: 1971	Secretary and Chief Legal Officer	Since Inception	Associate General Counsel of Franklin Templeton (since 2020); Secretary and Chief Legal Officer of certain funds associated with Legg Mason & Co. or its affiliates (since 2020); Assistant Secretary of certain funds associated with Legg Mason & Co. or its affiliates (since 2006); formerly, Managing Director (2016 to 2020) and Associate General Counsel of Legg Mason & Co. (2005 to 2020)

Thomas C. Mandia Franklin Templeton 100 First Stamford Place, Stamford, CT 06902 Birth Year: 1962	Senior Vice President	Since Inception	Senior Associate General Counsel of Franklin Templeton (since 2020); Secretary of FTFA (since 2006); Assistant Secretary of certain funds associated with Legg Mason & Co. or its affiliates (since 2006); Secretary of LM Asset Services, LLC (“LMAS”) (since 2002) and Legg Mason Fund Asset Management, Inc. (“LMFAM”) (since 2013) (formerly registered investment advisers); formerly, Managing Director and Deputy General Counsel of Legg Mason & Co. (2005 to 2020)

Jeanne M. Kelly Franklin Templeton One Madison Avenue, 17th Floor, New York, NY 10010 Birth Year: 1951	Senior Vice President	Since Inception	U.S. Fund Board Team Manager, Franklin Templeton (since 2020); Senior Vice President of certain funds associated with Legg Mason & Co. or its affiliates (since 2007); Senior Vice President of FTFA (since 2006); President and Chief Executive Officer of LMAS and LMFAM (since 2015); formerly, Managing Director of Legg Mason & Co. (2005 to 2020); Senior Vice President of LMFAM (2013 to 2015)

Principal Owner of Shares

As of the date of this SAI, Franklin Resources owns 25% or less of the Fund’s outstanding Shares. The address of Franklin Resources is One Franklin Parkway, San Mateo, California 94403-1906. Franklin Resources is organized under the laws of the State of Delaware and is a wholly-owned subsidiary of Franklin Templeton.

Portfolio Management

The table below identifies the number of accounts (other than the Fund) for which the Fund’s portfolio managers have day-to-day management responsibilities and the total assets in such accounts, within each of the

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following categories: registered investment companies, other pooled investment vehicles and other accounts. For each category, the number of accounts and total assets in the accounts is also indicated as of December 31, 2025.

Portfolio Manager	Type of Account	Number of Accounts Managed	Total Assets Managed ($ millions)	Number of Accounts Managed for which Advisory Fee is Performance- Based	Assets Managed for which Advisory Fee is Performance- Based ($ millions)
Blair D. Faulstich	Other Registered Investment Companies	1	4,253	1	4,253
	Other Pooled Vehicles	35	10,299	24	6,205
	Other Accounts	—	—	—	—

King Jang	Other Registered Investment Companies	1	4,253	1	4,253
	Other Pooled Vehicles	35	10,299	24	6,205
	Other Accounts	—	—	—	—

Anant Kumar	Other Registered Investment Companies	3	826	1	121
	Other Pooled Vehicles	2	257	—	—
	Other Accounts	—	—	—	—
Franklin Leong	Other Registered Investment Companies	1	4,253	1	4,253
	Other Pooled Vehicles	35	10,299	24	6,205
	Other Accounts	—	—	—	—
Saahil Mahajan	Other Registered Investment Companies	2	4,429	2	4,374
	Other Pooled Vehicles	38	10,657	24	6,205
	Other Accounts	—	—	—	—

Portfolio Manager Compensation

BSP’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The portfolio managers may receive, all or some combination of, salary, an annual bonus and interests in the carried interest in certain of BSP’s funds.

Base Compensation

Generally, when portfolio managers receive base compensation, it is based on their individual seniority and their position within the firm.

Discretionary Compensation

In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation may be based on individual seniority and contribution.

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Portfolio Manager Securities Ownership

The following table shows the dollar range of equity securities in the Fund beneficially owned by each of the portfolio managers as of December 31, 2025:

Name	Dollar Range of Portfolio Securities Beneficially Owned
Blair D. Faulstich	A
King Jang	A
Anant Kumar	A
Franklin Leong	A
Saahil Mahajan	A

Key: A: none, B: $1-$10,000, C: $10,001-$50,000, D: $50,001-$100,000, E: over $100,000.

Proxy Voting Policies

The Fund’s Board has delegated proxy voting discretion to FTFA and/or BSP, believing that FTFA, and/or BSP should be responsible for voting because it is a matter relating to the investment decision making process.

FTFA delegates the responsibility for voting proxies for the Fund to BSP through the Sub-Advisory Agreement. BSP uses its own proxy voting policies and procedures to vote proxies. Accordingly, FTFA does not expect to have proxy voting responsibility for the Fund. Should FTFA become responsible for voting proxies for any reason, such as the inability of BSP to provide investment advisory services, FTFA shall utilize the proxy voting guidelines established by BSP, as applicable, to vote proxies until a new sub-adviser is retained. In the case of a material conflict between the interests of BSP (or their respective affiliates if such conflict is known to persons responsible for voting at BSP) and the Fund, BSP shall consider how to address the conflict and/or how to vote the proxies. FTFA shall maintain records of all proxy votes in accordance with applicable securities laws and regulations, to the extent that BSP votes proxies. BSP shall be responsible for gathering relevant documents and records related to proxy voting from BSP and providing them to the Fund as required for the Fund to comply with applicable rules under the 1940 Act.

FTFA’s proxy voting policy is attached as Appendix B-1 hereto. BSP’s proxy voting policy is attached as Appendix B-2 hereto. Information regarding how the Fund voted proxies (if any) relating to portfolio securities during the most recent 12-month period ended June 30 will be available without charge (1) by calling 888-777-0102, (2) on the Fund’s website at www.alternativesbyft.com and (3) on the SEC’s website at http://www.sec.gov on Form N-PX.

Codes of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Fund, the Manager and BSP have each adopted codes of ethics that permit their respective personnel to invest in securities for their own accounts, including securities that may be purchased or held by a Fund. All personnel must place the interests of clients first and avoid activities, interests and relationships that might interfere with the duty to make decisions in the best interests of the clients. All personal securities transactions by employees must adhere to the requirements of the codes and must be conducted in such a manner as to avoid any actual or potential conflict of interest, the appearance of such a conflict, or the abuse of an employee’s position of trust and responsibility.

When personnel covered by the Fund’s Code of Ethics are employed by more than one of the managers affiliated with Franklin Templeton, those employees may be subject to such affiliate’s Code of Ethics adopted pursuant to Rule 17j-1, rather than the Fund’s Code of Ethics.

Copies of the Codes of Ethics of the Fund, the Manager and BSP are on file with the SEC. These Codes of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information

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relating to the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. Such materials are also available on EDGAR on the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov, or make a request in writing to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

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PORTFOLIO TRANSACTIONS

The Fund does not have an obligation to deal with any brokers or dealers in the execution of transactions in portfolio securities. Subject to policy established by the Board, each of the Manager and BSP is responsible for the Fund’s portfolio decisions and the placing of the Fund’s portfolio transactions in securities.

Portfolio securities normally will be purchased or sold from or to dealers serving as market makers for the securities at a net price, which may include dealer spreads and underwriting commissions. In placing orders, it is the policy of the Fund to obtain the best results taking into account the general execution and operational facilities of the broker or dealer, the type of transaction involved and other factors such as the risk of the broker or dealer in positioning the securities involved. While the Manager and BSP generally seek the best price in placing its orders, the Fund may not necessarily be paying the lowest price available. Subject to seeking the best price and execution, securities firms which provide supplemental research to the Manager and BSP may receive orders for transactions by the Fund. Information so received will be in addition to and not in lieu of the services required to be performed by the Manager and BSP under the Fund’s Investment Management Agreement and Sub-Advisory Agreement, and the expenses of the Manager and BSP will not necessarily be reduced as a result of the receipt of such supplemental information.

The Fund expects that all portfolio transactions in securities will be effected on a principal basis and, accordingly, does not expect to pay any brokerage commissions. To the extent the Fund does effect brokerage transactions, affiliated persons (as such term is defined in the 1940 Act) of the Fund, or affiliated persons of such persons, may from time to time be selected to perform brokerage services for the Fund, subject to the considerations discussed above, but are prohibited by the 1940 Act from dealing with the Fund as principal in the purchase or sale of securities. In order for such an affiliated person to be permitted to effect any portfolio transactions for the Fund, the commissions, fees or other remuneration received by such affiliated person must be reasonable and fair compared to the commissions, fees or other remuneration received by other brokers in connection with comparable transactions involving similar securities being purchased or sold during a comparable period of time. This standard would allow such an affiliated person to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm’s-length transaction.

Investment decisions for the Fund are made independently from those for other funds and accounts advised or managed by the Manager and BSP or their affiliates. Such other funds and accounts may also invest in the same securities as the Fund. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and another fund or account, the transaction will be averaged as to price, and available investments allocated as to amount, in a manner which the Manager and BSP believes to be equitable to the Fund and such other fund or account. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund. To the extent permitted by law, the Manager and BSP may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other funds and accounts in order to obtain best execution.

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CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of Shares by (i) “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that are subject to Title I of ERISA, (ii) plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to the fiduciary responsibility and/or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Other Plan Laws”), and (iii) entities whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i) or (ii) pursuant to ERISA or other applicable law (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan which is a “benefit plan investor” within the meaning of Section 3(42) of ERISA (a “Benefit Plan Investor”) and prohibit certain transactions involving the assets of Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Benefit Plan Investor or the management or disposition of the assets of a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor. The term Benefit Plan Investor is generally defined to include (a) “employee benefit plans” within the meaning of Section 3(3) of ERISA that are subject to Title I of ERISA, (b) “plans” within the meaning of, and subject to, Section 4975 of the Code (including “Keogh” plans and IRAs), and (c) entities whose underlying assets are considered to constitute the assets of any of the foregoing described in clauses (a) or (b) above (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors and which does not satisfy another exception under ERISA).

In considering an investment in Shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Other Plan Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any applicable Other Plan Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan Investor that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of the Fund were deemed to constitute “plan assets,” as described below, the acquisition and/or holding of Shares by a Benefit Plan Investor with respect to which the Fund, the Manager or BSP is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of Shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38

35

respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Benefit Plan Investor involved in the transaction and provided further that the Benefit Plan Investor pays no more than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Benefit Plan Investors considering acquiring Shares in reliance on these or any other exemption should carefully review the exemption in consultation with their legal advisors to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Assets

Under ERISA and the regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “Plan Assets Regulation”), when a Benefit Plan Investor acquires an equity interest in an entity that is neither a “publicly-offered security” (within the meaning of the Plan Assets Regulation) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by Benefit Plan Investors or that the entity is an “operating company,” each as defined in the Plan Assets Regulation. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any Benefit Plan Investor investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund, the Manager or BSP will be a fiduciary within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any Benefit Plan Investor that becomes a Shareholder, solely as a result of the Benefit Plan Investor’s investment in the Fund.

Other Plans

Certain Plans, such as governmental plans and non-U.S. plans, may not be subject to ERISA or Section 4975 of the Code, but may be subject to provisions of Other Plan Laws which may restrict the type of investments such a Plan may make or otherwise have an impact on such a Plan’s ability to invest the Fund. Accordingly, each Plan, including governmental and foreign plans, considering an investment in Shares should consult with their legal advisors regarding their proposed investment in the Shares.

Representation

By acceptance of Shares, each purchaser and subsequent transferee of the Shares will be deemed to have represented and warranted that either (i) it is not, and it is not investing on behalf of a Plan or (ii) its purchase and holding of the Shares will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code or similar violation under any applicable Other Plan Laws.

Reporting of Indirect Compensation

Under ERISA’s general reporting and disclosure rules, certain Benefit Plan Investors subject to Title I of ERISA are required to file annual reports (Form 5500) with the U.S. Department of Labor regarding their assets, liabilities and expenses. To facilitate a plan administrator’s compliance with these requirements it is noted that the descriptions of fees and compensation in this SAI, the Prospectus and the other documents governing the Fund, including the Management Fee and the Distribution and Servicing Fee, are intended to satisfy the disclosure requirements for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 may be available.

36

The foregoing discussion of ERISA, the Code and Other Plan Law issues should not be construed as legal advice. Fiduciaries of Plans should consult their own legal advisors with respect to issues arising under ERISA, the Code and applicable Other Plan Laws make their own independent decision regarding an investment in the Fund. The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary should consult with its legal advisors concerning the considerations discussed above before making an investment in the Fund. As indicated above, Other Plan Laws governing the investment and management of the assets of Plans that are not subject to Title I of ERISA or Section 4975 of the Code, such as governmental plans and non-U.S. plans, may contain fiduciary responsibility and prohibited transaction requirements similar to those under ERISA and Section 4975 of the Code. Accordingly, Plans, in consultation with their legal advisors, should consider the impact of their respective laws and regulations on an investment in the Fund and the considerations discussed above, if applicable.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI is general, does not purport to be a thorough analysis of ERISA or the Code, may be affected by future publication of regulations and rulings and should not be considered legal advice. Potential investors that are Benefit Plan Investors and their fiduciaries should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares. Plans that are not subject to the requirements of ERISA or Section 4975 of the Code (such as governmental plans, non-U.S. plans and certain church plans) may be subject to similar rules under other applicable laws or documents, and also should consult their own advisers as to the propriety of an investment in the Fund.

By acquiring Shares of the Fund, a Shareholder acknowledges and agrees that: (i) any information provided by the Fund, the Manager, BSP or any of their respective affiliates (including information set forth in the Prospectus and this SAI) is not a recommendation to invest in the Fund and that none of the Fund, the Manager, BSP or any of their respective affiliates is undertaking to provide any investment advice to the Shareholder (impartial or otherwise), or to give advice to the Shareholder in a fiduciary capacity in connection with an investment in the Fund and, accordingly, no part of any compensation received by the Manager, BSP or any of their affiliates is for the provision of investment advice to the Shareholder; and (ii) the Manager or BSP and their affiliates have a financial interest in the Shareholder’s investment in the Fund on account of the fees and other compensation they expects to receive from the Fund as disclosed in this SAI, the Prospectus, the Declaration of Trust and the other documents governing the Fund.

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CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

Shareholders who beneficially own more than 25% of the outstanding voting securities of the Fund may be deemed to be a “control person” of the Fund for purposes of the 1940 Act. As of April 1, 2026, BSP Fund HoldCo (Debt Strategy) LP owned more than 25% of a Share class of the Fund. As of April 1, 2026, the following persons owned of record or beneficially 5% or more of the outstanding Shares of a class.

Name	Address	Class	Percentage of Shares Owned
Franklin Multi-Asset Growth Fund	620 8th Avenue, 47th Floor, New York, New York, 10018	R6	7.51%
Franklin Conservative Allocation Fund	1 Franklin Pkwy, San Mateo, California 94403	R6	7.02%
Franklin Moderate Allocation Fund	1 Franklin Pkwy, San Mateo, California 94403	R6	13.88%
Franklin Growth Allocation Fund	1 Franklin Pkwy, San Mateo, California 94403	R6	12.18%
Franklin Global Allocation Fund	1 Franklin Pkwy, San Mateo, California 94403	R6	23.09%
Putnam Retirement Advantage Plus Maturity Fund	1 Franklin Pkwy, San Mateo, California 94403	R6	8.17%
Putnam Retirement Advantage Plus 2030 Fund	1 Franklin Pkwy, San Mateo, California 94403	R6	6.62%
Putnam Retirement Advantage Plus 2035 Fund	1 Franklin Pkwy, San Mateo, California 94403	R6	5.17%
BSP Fund HoldCo (Debt Strategy) LP	1 Franklin Pkwy, San Mateo, California 94403	I	91.36%

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FINANCIAL STATEMENTS

The audited financial statements of the Fund and related report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, contained in the Fund’s Annual Report to Shareholders for the period ended December 31, 2025, as filed with the SEC on Form N-CSR on March 4, 2026, are hereby incorporated by reference. A copy of the Annual Report may be obtained upon request and without charge by calling (888) 777-0102 or by visiting the SEC’s website at http://www.sec.gov. No other portions of the Fund’s Annual Report are incorporated herein by reference.

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APPENDIX A—SECURITIES RATING DESCRIPTIONS

The ratings of Moody’s Investors Service, Inc., S&P Global Ratings and Fitch Ratings represent their opinions as to the quality of various debt obligations. It should be emphasized, however, that ratings are not absolute standards of quality. Consequently, debt obligations with the same maturity, coupon and rating may have different yields while debt obligations of the same maturity and coupon with different ratings may have the same yield. As described by the rating agencies, ratings are generally given to securities at the time of issuances. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so.

Moody’s Investors Service, Inc. Global Rating Scales

Ratings assigned on Moody’s global long-term and short- term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody’s defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations1 addressed by Moody’s ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody’s rating addresses the issuer’s ability to obtain cash sufficient to service the obligation, and its willingness to pay.2 Moody’s ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating.3 Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.4,5 Moody’s issues ratings at the issuer level and instrument level on both the long- term scale and the short-term scale. Typically, ratings are made publicly available although private and unpublished ratings may also be assigned.6

Moody’s differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all

[1]	In the case of impairments, there can be a financial loss even when contractual obligations are met.
[2]	In some cases the relevant credit risk relates to a third party, in addition to, or instead of the issuer. Examples include credit-linked notes and guaranteed obligations.
[3]

Because the number of possible features or structures is limited only by the creativity of issuers, Moody’s cannot comprehensively catalogue all the types of non-standard variation affecting financial obligations, but examples include equity indexed principal values and cash flows, prepayment penalties, and an obligation to pay an amount that is not ascertainable at the inception of the transaction.

[4]

For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors’ expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

[5]

Debts held on the balance sheets of official sector institutions – which include supranational institutions, central banks and certain government-owned or controlled banks – may not always be treated the same as debts held by private investors and lenders. When it is known that an obligation is held by official sector institutions as well as other investors, a rating (short-term or long-term) assigned to that obligation reflects only the credit risks faced by non-official sector investors.

[6]

For information on how to obtain a Moody’s credit rating, including private and unpublished credit ratings, please see Moody’s Investors Service Products. Please note that Moody’s always reserves the right to choose not to assign or maintain a credit rating for its own business reasons.

structured finance ratings.7 The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same.

The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody’s aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

Description of Moody’s Investors Service, Inc.’s Global Long-Term Ratings:

Aaa—Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa—Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A—Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa—Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba—Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B—Obligations rated B are considered speculative and are subject to high credit risk.

Caa—Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca—Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C—Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

*

By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Description of Moody’s Investors Service, Inc.’s Global Short-Term Ratings:

P-1—Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

[7]

Like other global scale ratings, (sf) ratings reflect both the likelihood of a default and the expected loss suffered in the event of default. Ratings are assigned based on a rating committee’s assessment of a security’s expected loss rate (default probability multiplied by expected loss severity), and may be subject to the constraint that the final expected loss rating assigned would not be more than a certain number of notches, typically three to five notches, above the rating that would be assigned based on an assessment of default probability alone. The magnitude of this constraint may vary with the level of the rating, the seasoning of the transaction, and the uncertainty around the assessments of expected loss and probability of default.

P-2—Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

P-3—Ratings of Prime-3 reflect an acceptable ability to repay short-term obligations.

NP—Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Description of Moody’s Investors Service, Inc.’s US Municipal Ratings:

U.S. Municipal Short-Term Debt and Demand Obligation Ratings:

Moody’s uses the global short-term Prime rating scale for commercial paper issued by US municipalities and nonprofits. These commercial paper programs may be backed by external letters of credit or liquidity facilities, or by an issuer’s self-liquidity.

For other short-term municipal obligations, Moody’s uses one of two other short-term rating scales, the Municipal Investment Grade (MIG) and Variable Municipal Investment Grade (VMIG) scales discussed below.

MIG Ratings:

Moody’s uses the MIG scale for US municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less. Under certain circumstances, Moody’s uses the MIG scale for bond anticipation notes with maturities of up to five years.

MIG 1—This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2—This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3—This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG—This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

VMIG Ratings:

For variable rate demand obligations (VRDOs), Moody’s assigns both a long-term rating and a short-term payment obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligations resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the VMIG scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions of Prime ratings reflecting the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade.

For VRDOs, Moody’s typically assigns a VMIG rating if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years, but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”. Industrial development bonds in the US where the obligor is a corporate may carry a VMIG rating that reflects Moody’s view of the relative likelihood of default and loss. In these cases, liquidity assessment is based on the liquidity of the corporate obligor.

VMIG 1—This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 2—This designation denotes strong credit quality. Good protection is afforded by the strong short- term credit strength of the liquidity provider and structural and legal protections.

VMIG 3—This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

SG—This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural or legal protections.

Description of Moody’s Investors Service, Inc.’s National Scale Long-Term Ratings:

Moody’s long-term National Scale Ratings (NSRs) are opinions of the relative creditworthiness of issuers and financial obligations within a particular country. NSRs are not designed to be compared among countries; rather, they address relative credit risk within a given country. Moody’s assigns national scale ratings in certain local capital markets in which investors have found the global rating scale provides inadequate differentiation among credits or is inconsistent with a rating scale already in common use in the country.

In each specific country, the last two characters of the rating indicate the country in which the issuer is located or the financial obligation was issued (e.g., Aaa.ke for Kenya).

Long-Term NSR Scale

Aaa.n Issuers or issues rated Aaa.n demonstrate the strongest creditworthiness relative to other domestic issuers and issuances.

Aa.n Issuers or issues rated Aa.n demonstrate very strong creditworthiness relative to other domestic issuers and issuances.

A.n Issuers or issues rated A.n present above-average creditworthiness relative to other domestic issuers and issuances.

Baa.n Issuers or issues rated Baa.n represent average creditworthiness relative to other domestic issuers and issuances.

Ba.n Issuers or issues rated Ba.n demonstrate below-average creditworthiness relative to other domestic issuers and issuances.

B.n Issuers or issues rated B.n demonstrate weak creditworthiness relative to other domestic issuers and issuances.

Caa.n Issuers or issues rated Caa.n demonstrate very weak creditworthiness relative to other domestic issuers and issuances.

Ca.n Issuers or issues rated Ca.n demonstrate extremely weak creditworthiness relative to other domestic issuers and issuances.

C.n Issuers or issues rated C.n demonstrate the weakest creditworthiness relative to other domestic issuers and issuances.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Description of S&P Global Ratings’ Long-Term Issue Credit Ratings:

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

The likelihood of payment—the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

The nature and provisions of the financial obligation, and the promise S&P Global Ratings imputes; and

The protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA—An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA—An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A—An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

BBB—An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB, B, CCC, CC, and C—Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB—An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B—An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC—An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC—An obligation rated “CC” is currently highly vulnerable to nonpayment.

The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C—An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D—An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

Description of S&P Global Ratings’ Short-Term Issue Credit Ratings:

A-1—A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

A-2—A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

A-3—A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

B—A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C—A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D—A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period.

However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Description of S&P Global Ratings’ Municipal Short-Term Note Ratings:

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

•	Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

•	Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

SP-1—Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2—Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3—Speculative capacity to pay principal and interest.

D—“D” is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Long-Term Issuer Credit Ratings

AAA An obligor rated “AAA” has extremely strong capacity to meet its financial commitments. “AAA” is the highest issuer credit rating assigned by S&P Global Ratings.

AA An obligor rated “AA” has very strong capacity to meet its financial commitments. It differs from the highest- rated obligors only to a small degree.

A An obligor rated “A” has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

BBB An obligor rated “BBB” has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.

BB, B, CCC, and CC Obligors rated “BB”, “B”, “CCC”, and “CC” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “CC” the highest. While such obligors will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB An obligor rated “BB” is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments.

B An obligor rated “B” is more vulnerable than the obligors rated “BB”, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments.

CCC An obligor rated “CCC” is currently vulnerable and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments.

CC An obligor rated “CC” is currently highly vulnerable. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

SD and D An obligor is rated “SD” (selective default) or “D” if S&P Global Ratings considers there to be a default on one or more of its financial obligations, whether long- or short-term, including rated and unrated obligations but excluding hybrid instruments classified as regulatory capital or in nonpayment according to terms. A “D” rating is assigned when S&P Global Ratings believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An “SD” rating is assigned when S&P Global Ratings believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. A rating on an obligor is lowered to “D” or “SD” if it is conducting a distressed debt restructuring.

Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

Short-Term Issuer Credit Ratings

A-1 An obligor rated “A-1” has strong capacity to meet its financial commitments. It is rated in the highest category by S&P Global Ratings. Within this category, certain obligors are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments is extremely strong.

A-2 An obligor rated “A-2” has satisfactory capacity to meet its financial commitments. However, it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category.

A-3 An obligor rated “A-3” has adequate capacity to meet its financial obligations. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.

B An obligor rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C An obligor rated “C” is currently vulnerable to nonpayment that would result in an “SD” or “D” issuer rating and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments.

SD and D An obligor is rated “SD” (selective default) or “D” if S&P Global Ratings considers there to be a default on one or more of its financial obligations, whether long- or short-term, including rated and unrated obligations but excluding hybrid instruments classified as regulatory capital or in nonpayment according to terms. A “D” rating is assigned when S&P Global Ratings believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An “SD” rating is assigned when S&P Global Ratings believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. A rating on an obligor is lowered to “D” or “SD” if it is conducting a distressed debt restructuring.

Description of S&P Global Ratings’ Dual Ratings:

Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, “AAA/A-1+” or “A-1+/A-1”). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, “SP-1+/A-1+”).

Description of S&P Global Ratings’ Active Qualifiers:

S&P Global Ratings uses the following qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a “p” qualifier, which indicates the rating addresses the principal portion of the obligation only. A qualifier appears as a suffix and is part of the rating.

Federal deposit insurance limit: “L” qualifier. Ratings qualified with “L” apply only to amounts invested up to federal deposit insurance limits.

Principal: “p” qualifier. This suffix is used for issues in which the credit factors, the terms, or both that determine the likelihood of receipt of payment of principal are different from the credit factors, terms, or both that determine the likelihood of receipt of interest on the obligation. The “p” suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

Preliminary ratings: “prelim” qualifier. Preliminary ratings, with the “prelim” suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by S&P Global Ratings of appropriate documentation. S&P Global Ratings reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

•	Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.

•

Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor’s emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation, and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).

•

Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in S&P Global Ratings’ opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.

•

Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing, or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, S&P Global Ratings would likely withdraw these preliminary ratings.

•	A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

Termination structures: “t” qualifier. This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Counterparty instrument rating: “cir” qualifier. This symbol indicates a counterparty instrument rating (CIR), which is a forward-looking opinion about the creditworthiness of an issuer in a securitization structure with respect to a specific financial obligation to a counterparty (including interest rate swaps, currency swaps, and liquidity facilities). The CIR is determined on an ultimate payment basis; these opinions do not take into account timeliness of payment.

Description of Fitch Ratings’ Corporate Finance Obligations:

Ratings of individual securities or financial obligations of a corporate issuer address relative vulnerability to default on an ordinal scale. In addition, for financial obligations in corporate finance, a measure of recovery given default on that liability is also included in the rating assessment. This notably applies to covered bonds ratings, which incorporate both an indication of the probability of default and of the recovery given a default of this debt instrument. On the contrary, ratings of debtor-in-possession (DIP) obligations incorporate the expectation of full repayment.

The relationship between the issuer scale and obligation scale assumes a generic historical average recovery. Individual obligations can be assigned ratings higher, lower, or the same as that entity’s issuer rating or Issuer

Default Rating (IDR), based on their relative ranking, relative vulnerability to default or based on explicit Recovery Ratings.

As a result, individual obligations of entities, such as corporations, are assigned ratings higher, lower, or the same as that entity’s issuer rating or IDR, except DIP obligation ratings that are not based off an IDR. At the lower end of the ratings scale, Fitch publishes explicit Recovery Ratings in many cases to complement issuer and obligation ratings.

AAA: Highest Credit Quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very High Credit Quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High Credit Quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good Credit Quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative. “BB” ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B: Highly Speculative. “B” ratings indicate that material credit risk is present.

CCC: Substantial Credit Risk. “CCC” ratings indicate that substantial credit risk is present.

CC: Very High Levels of Credit Risk. “CC” ratings indicate very high levels of credit risk.

C: Exceptionally High Levels of Credit Risk. “C” indicates exceptionally high levels of credit risk.

The ratings of corporate finance obligations are linked to Issuer Default Ratings (IDRs) (or sometimes Viability Ratings for banks and non-bank financial institutions) by i) recovery expectations, including as often indicated by Recovery Ratings assigned in the case of low speculative grade issuers and ii) for banks and non-bank financial institutions an assessment of non-performance risk relative to the risk captured in the IDR or Viability Rating (e.g. in respect of certain hybrid securities).

For performing obligations, the obligation rating represents the risk of default and includes the effect of expected recoveries on the credit risk should a default occur.

If the obligation rating is higher than the rating of the issuer, this indicates above average recovery expectations in the event of default. If the obligations rating is lower than the rating of the issuer, this indicates low expected recoveries should default occur.

Ratings in the categories of “CCC”, “CC” and “C” can also relate to obligations or issuers that are in default. In this case, the rating does not opine on default risk but reflects the recovery expectation only.

Description of Fitch Ratings’ Issuer Default Ratings:

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns, insurance companies and certain sectors within public finance, are generally assigned IDRs. IDRs are also assigned to certain entities or enterprises in global infrastructure, project finance and public finance. IDRs opine on an entity’s relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. The threshold default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts.

In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

AAA: Highest Credit Quality. “AAA” ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very High Credit Quality. “AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High Credit Quality. “A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good Credit Quality. “BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative. “BB” ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that supports the servicing of financial commitments.

B: Highly Speculative. “B” ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Substantial Credit Risk. Very low margin for safety. Default is a real possibility.

CC: Very high levels of credit risk. Default of some kind appears probable.

C: Near default. A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a “C” category rating for an issuer include:

•	The issuer has entered into a grace or cure period following non-payment of a material financial obligation;

•	The issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation;

•	The formal announcement by the issuer or their agent of a distressed debt exchange;

•

A closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent

RD: Restricted Default. “RD” ratings indicate an issuer that in Fitch’s opinion has experienced:

•	An uncured payment default or distressed debt exchange on a bond, loan or other material financial obligation, but

•	Has not entered into bankruptcy filings, administration, receivership, liquidation, or other formal winding-up procedure, and has not otherwise ceased operating. This would include:

•	The selective payment default on a specific class or currency of debt;

•

The uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;

•

The extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; ordinary execution of a distressed debt exchange on one or more material financial obligations.

D: Default. “D” ratings indicate an issuer that in Fitch’s opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure or that has otherwise ceased business.

Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period, unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange.

In all cases, the assignment of a default rating reflects the agency’s opinion as to the most appropriate rating category consistent with the rest of its universe of ratings and may differ from the definition of default under the terms of an issuer’s financial obligations or local commercial practice.

Description of Fitch Ratings’ Structured Finance Long-Term Obligation Ratings:

Ratings of structured finance obligations on the long-term scale consider the obligations’ relative vulnerability to default. These ratings are typically assigned to an individual security or tranche in a transaction and not to an issuer.

AAA: Highest Credit Quality.

“AAA” ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very High Credit Quality.

“AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High Credit Quality.

“A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good Credit Quality.

“BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative.

“BB” ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time.

B: Highly Speculative.

“B” ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Substantial Credit Risk.

Very low margin for safety. Default is a real possibility.

CC: Very High Levels of Credit Risk.

Default of some kind appears probable.

C: Exceptionally High Levels of Credit Risk.

Default appears imminent or inevitable.

D: Default.

Indicates a default. Default generally is defined as one of the following:

•	Failure to make payment of principal and/or interest under the contractual terms of the rated obligation;

•	bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of the business of an issuer/obligor; or

•	distressed exchange of an obligation, where creditors were offered securities with diminished structural or economic terms compared with the existing obligation to avoid a probable payment default.

Description of Fitch Ratings’ Country Ceilings Ratings:

Country Ceilings are expressed using the symbols of the long-term issuer primary credit rating scale and relate to sovereign jurisdictions also rated by Fitch on the IDR scale. They reflect the agency’s judgment regarding the risk of capital and exchange controls being imposed by the sovereign authorities that would prevent or materially impede the private sector’s ability to convert local currency into foreign currency and transfer to non-resident creditors — transfer and convertibility (T&C) risk. They are not ratings but expressions of a cap for the foreign currency issuer ratings of most, but not all, issuers in a given country. Given the close correlation between sovereign credit and T&C risks, the Country Ceiling may exhibit a greater degree of volatility than would normally be expected when it lies above the sovereign Foreign Currency Rating.

Description of Fitch Ratings’ Sovereigns, Public Finance and Global Infrastructure Obligations:

Ratings of public finance obligations and ratings of infrastructure and project finance obligations on the long-term scale, including the financial obligations of sovereigns, consider the obligations’ relative vulnerability to default. These ratings are assigned to an individual security, instrument or tranche in a transaction. In some cases, considerations of recoveries can have an influence on obligation ratings in infrastructure and project finance. In limited cases in U.S. public finance, where Chapter 9 of the Bankruptcy Code provides reliably superior prospects for ultimate recovery to local government obligations that benefit from a statutory lien on revenues, Fitch reflects this in a security rating with limited notching above the IDR. Recovery expectations can also be reflected in a security rating in the U.S. during the pendency of a bankruptcy proceeding under the Code if there is sufficient visibility on potential recovery prospects.

AAA: Highest Credit Quality. “AAA” ratings denote the lowest expectation of default risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA: Very High Credit Quality. “AA” ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A: High Credit Quality. “A” ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB: Good Credit Quality. “BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB: Speculative. “BB” ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time.

B: Highly Speculative. “B” ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment.

CCC: Substantial Credit Risk. Very low margin for safety. Default is a real possibility.

CC: Very High Levels of Credit Risk. Default of some kind appears probable.

C: Exceptionally High Levels of Credit Risk. Default appears imminent or inevitable.

D: Default. Indicates a default. Default generally is defined as one of the following:

Failure to make payment of principal and/or interest under the contractual terms of the rated obligation;

bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of the business of an issuer/obligor where payment default on an obligation is a virtual certainty; or

distressed exchange of an obligation, where creditors were offered securities with diminished structural or economic terms compared with the existing obligation to avoid a probable payment default

Notes: In U.S. public finance, obligations may be pre-refunded, where funds sufficient to meet the requirements of the respective obligations are placed in an escrow account. When obligation ratings are maintained based on the escrowed funds and their structural elements, the ratings carry the suffix “pre” (e.g. “AAApre”, “AA+pre”).

Structured Finance Defaults

Imminent default, categorized under “C”, typically refers to the occasion where a payment default has been intimated by the issuer and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future.

Additionally, in structured finance transactions, where analysis indicates that an instrument is irrevocably impaired such that it is not expected to pay interest and/or principal in full in accordance with the terms of the obligation’s documentation during the life of the transaction, but where no payment default in accordance with the terms of the documentation is imminent, the obligation will typically be rated in the “C” category.

Structured Finance Write-downs

Where an instrument has experienced an involuntary and, in the agency’s opinion, irreversible write-down of principal (i.e. other than through amortization, and resulting in a loss to the investor), a credit rating of “D”

will be assigned to the instrument. Where the agency believes the write-down may prove to be temporary (and the loss may be written up again in future if and when performance improves), then a credit rating of “C” will typically be assigned. Should the write-down then later be reversed, the credit rating will be raised to an appropriate level for that instrument. Should the write-down later be deemed as irreversible, the credit rating will be lowered to “D”.

Notes:

In the case of structured finance, while the ratings do not address the loss severity given default of the rated liability, loss severity assumptions on the underlying assets are nonetheless typically included as part of the analysis. Loss severity assumptions are used to derive pool cash flows available to service the rated liability.

The suffix “sf” denotes an issue that is a structured finance transaction.

Enhanced Equipment Trust Certificates (EETCs) are corporate-structured hybrid debt securities that airlines typically use to finance aircraft equipment. Due to the hybrid characteristics of these bonds, Fitch’s rating approach incorporates elements of both the structured finance and corporate rating methodologies. Although rated as asset-backed securities, unlike other structured finance ratings, EETC ratings involve a measure of recovery given default akin to ratings of financial obligations in corporate finance, as described above.

Description of Fitch Ratings’ Short-Term Ratings Assigned to Issuers and Obligations:

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention (a long-term rating can also be used to rate an issue with short maturity). Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

F1: Highest Short-Term Credit Quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2: Good Short-Term Credit Quality. Good intrinsic capacity for timely payment of financial commitments.

F3: Fair Short-Term Credit Quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B: Speculative Short-Term Credit Quality. Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C: High Short-Term Default Risk. Default is a real possibility.

RD: Restricted Default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D: Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

APPENDIX B-1—PROXY VOTING POLICY OF FRANKLIN TEMPLETON FUND ADVISER, LLC

FTFA delegates to each sub-adviser the responsibility for voting proxies for its funds, as applicable, through its contracts with each sub-adviser. Each sub-adviser may use its own proxy voting policies and procedures to vote proxies of the funds if the funds’ Board reviews and approves the use of those policies and procedures. Accordingly, FTFA does not expect to have proxy-voting responsibility for any of the funds.

Should FTFA become responsible for voting proxies for any reason, such as the inability of a sub-adviser to provide investment advisory services, FTFA shall utilize the proxy voting guidelines established by the most recent sub-adviser to vote proxies until a new sub-adviser is retained and the use of its proxy voting policies and procedures is authorized by the Board. In the case of a material conflict between the interests of FTFA (or its affiliates if such conflict is known to persons responsible for voting at FTFA) and any fund, the Board of Directors of FTFA shall consider how to address the conflict and/or how to vote the proxies. FTFA shall maintain records of all proxy votes in accordance with applicable securities laws and regulations.

FTFA shall be responsible for gathering relevant documents and records related to proxy voting from each sub-adviser and providing them to the funds as required for the funds to comply with applicable rules under the Investment Company Act of 1940. FTFA shall also be responsible for coordinating the provision of information to the Board with regard to the proxy voting policies and procedures of each sub-adviser, including the actual proxy voting policies and procedures of each sub-adviser, changes to such policies and procedures, and reports on the administration of such policies and procedures.

APPENDIX B-2—PROXY VOTING POLICIES AND PROCEDURES OF BENEFIT STREET PARTNERS L.L.C.

XXVII.	PROXY VOTING AND OTHER VOTING OR CONSENT/ACTION POLICIES AND PROCEDURES

A.	Introduction/General Principles

In accordance with the Firm’s fiduciary duty to vote proxies and consents and otherwise make determinations in the best interests of the Firm’s Clients, including but not limited to Rule 206(4)-6 under the Advisers Act, the overriding principle of the Firm’s proxy and/or other voting (and similar actions and determinations) is to maximize the financial interests of its Clients. For avoidance of doubt, these Proxy Voting and Other Voting or Consent/Action Policies and Procedures applies to any proxy and any other shareholder or beneficial owner vote, consent, action or similar determination, including a vote, consent or action with respect to a private company that does not involve a public proxy and certain consents or other actions relating to debt or other instruments, such as waivers of covenant breaches or amendments to governing documents (all of which are referred to herein as “Voting, Consent and/or Action Matters”).

It is the policy of the Firm in Voting, Consent and/or Action Matters to consider and vote or otherwise act with respect to each proposal with the objective of maximizing investment returns for Clients on a Client-by-Client basis. These guidelines address a broad range of issues, including, for example, board size and composition, executive compensation, anti-takeover proposals, capital structure proposals and social responsibility issues and are meant to be general voting, consent and action parameters on issues that arise most frequently. The Firm may, however, vote, consent and/or act in a manner that is contrary to the following general guidelines if it believes that it would be in Clients’ best interest to do so, and the Firm makes such determination on a Client-by-Client basis.

The Compliance Team has the responsibility to administer these Proxy Voting and Other Voting or Consent/Action Policies and Procedures and to monitor Voting, Consent and/or Action Matters for any conflicts of interest, regardless of whether they are actual or perceived. For example, the Firm or its Supervised Persons may take positions outside of the Clients through one or more proprietary accounts or funds or personal accounts and, therefore, situations may arise where there would be a conflict between maximizing investment returns for one or more Clients and the Firm’s or a Supervised Person’s interests. In addition, Clients may invest in different layers of the capital structure of a portfolio company, issuer or borrower (for example, a certain Client (i) may own debt of a portfolio company, issuer or borrower while another Client may own equity in the same portfolio company, issuer or borrower, (ii) may own debt of a portfolio company, issuer or borrower while another Client may own a different tranche or other class or issue of debt of the same portfolio company, issuer or borrower, and/or (iii) may own equity of a portfolio company, issuer or borrower while another Client may own a different equity security of the same portfolio company, issuer or borrower). Furthermore, a Client may participate in debt originated to finance the acquisition by other Clients of an equity or other interest in an issuer or borrower. To the extent a work out, reorganization or other major corporate event occurs with respect to any such portfolio company, issuer or borrower, conflicts may exist between or among the Clients invested in such portfolio company, issuer or borrower.

All Voting, Consent and/or Action Matters will require a mandatory conflicts of interest review by the Compliance Team in accordance with these Proxy Voting and Other Voting or Consent/Action Policies and Procedures, which will include consideration of whether (i) the Firm, (ii) any investment professional or other person within the Firm recommending how to vote, (iii) only one Client or multiple Clients of the Firm, and/or (iv) the Firm’s affiliates and their clients has an interest in the Voting, Consent and/or Action Matters that may present a conflict of interest. As noted above, in all such cases, maximizing investment returns for Clients on a Client-by-Client basis is paramount. As such, the Firm may cast different votes or consents or otherwise act in a different manner on behalf of different Clients with respect to the same portfolio company, issuer or borrower.

The Portfolio Manager responsible for any Voting, Consent and/or Action Matter will be responsible for notifying the Compliance Team in advance of any vote, consent and/or action in a timely manner and must receive advance approval from the Compliance Team before voting, consenting and/or acting with respect to any such Voting, Consent and/or Action Matter. If at any time any investment professional becomes aware of any potential or actual conflict of interest or perceived conflict of interest regarding any particular Voting, Consent and/or Action Matter, he or she should contact the Compliance Team. If any investment professional is pressured or lobbied either from within or outside of the Firm with respect to any particular Voting, Consent and/or Action Matters, he or she should contact the Compliance Team.

If the Compliance Team determines that an actual or perceived conflict of interest may exist, they shall notify the Chief Operating Officer who will review and evaluate the Voting, Consent and/or Action Matters proposal and the circumstances surrounding the conflict to determine the vote, consent or action, which will be in the best interest of the Clients, in each case on a Client-by-Client basis. In addition, where the Chief Operating Officer deems appropriate, the Firm may utilize (i) separate deal teams, separate outside counsel and other information barriers, internal screens and ethical walls to protect the interests of each Client and (ii) unaffiliated third parties (including without limitation advisory committees and/or independent directors) to help resolve conflicts and/or approve of the Voting, Consent and/or Action Matter. Subject to the organizational and offerings documents of any given Client, the Chief Operating Officer shall have the power to retain independent fiduciaries, consultants, or professionals to assist with Voting, Consent and/or Action Matters and/or to delegate voting, consent or action powers to such fiduciaries, consultants or professionals.

If the Compliance Team determines that an actual or perceived conflict of interest may exist between maximizing investment returns for one or more Clients and the Firm’s or a Supervised Person’s interests, the Firm or its Supervised Persons will vote, consent or act with respect to securities or other instruments held in a proprietary account or fund or in a personal account in the best interests of the Clients on a Client-by-Client basis or otherwise abstain from voting, consenting or acting in a manner that is contrary to the best interests of the Clients on a Client-by-Client basis with respect to such securities or other instruments.

In addition, the Firm will maintain all Voting, Consent and/or Action Matters records as described further below. The Firm’s Proxy Voting and Other Voting or Consent/Action Policies and Procedures will be reviewed and, as necessary, updated periodically by the Compliance Team to address new or revised voting, consent or action issues.

Please note that although the Voting, Consent and/or Action Matters process (particularly with respect to proxy voting) is well established in the U.S., Voting, Consent and/or Action Matters with respect to foreign companies may involve a number of logistical problems that have a detrimental effect on the Firm’s ability to vote, consent or act. The logistical problems include language barriers, untimely or inadequate notice of shareholder meetings, restrictions on a foreigner’s ability to exercise votes, and requirements to vote, consent or act in person. Such Voting, Consent and/or Action Matters are handled on a best-efforts basis given the above logistical problems.

The Firm will make copies of these Proxy Voting and Other Voting or Consent/Action Policies and Procedures available upon request to Clients and, when the Client is a Fund, to the investors in that Fund.

Supervised Persons who receive a Voting, Consent and/or Action Matters proposal will consult with the Portfolio Manager responsible for the investment in the security or other instrument to which the Voting, Consent and/or Action Matters proposal relates or as otherwise directed by the Compliance Team. The Portfolio Manager is responsible for making sure the Voting, Consent and/or Action Matters is acted upon in a timely manner (including without limitation an affirmative decision to abstain from voting, consenting or acting).

Subject to potential exceptions applicable to Voting, Consent, and/or Action Matters involving the securities of ERISA Clients (which are governed by Section XXVIII (ERISA Matters)), the Portfolio Manager is not required to vote, consent or act with respect to a Voting, Consent and/or Action Matter if the cost of voting, consenting or acting due to special translation, delivery or other facts and circumstances would outweigh the benefit of voting, consenting or acting for one or more Clients. The Portfolio Manager is also not required to vote, consent or act with respect to a Voting, Consent and/or Action Matter if the Portfolio Manager believes the proposal is not adverse to the best interest of any Clients, or, if adverse, the outcome of the Voting, Consent and/or Action Matter is not in doubt. Notwithstanding the foregoing, the decision not to exercise voting power over certain Voting, Consent, and/or Action Matters may be reportable on Form N-PX, as discussed in Section XXX (Regulatory Reporting Requirements).

Any questions with regard to voting, consenting or acting (or abstaining from voting, consenting or acting) with respect to Voting, Consent and/or Action Matters should be referred to the Compliance Team.

B.	Guidelines

The following represents a guideline for each of the principal policy issues:

1.	Routine Proposals

Routine proposals include such issues as the approval of auditors, and election of directors. Generally, these proposals will be voted consistent with the recommendation of management. As a matter of policy, it is the Firm’s intention to hold corporate officers accountable for actions, either on the basis of specific actions taken as an individual, or as part of a committee, that conflict with the goal of maximizing shareholder value.

2.	Non-Routine Proposals

Non-routine proposals include issues that could have a long-term impact on the way a corporation or other entity handles certain matters. Examples of these proposals include (a) restructuring efforts, (b) changes to the number of directors, (c) name changes, (d) mergers & acquisitions (or equivalent actions,) and (e) changes in the issuance of common or preferred stock, stock options plans, etc. Again, these proposals will be analyzed with a goal of maximizing shareholder value and the interests of the Firm’s Clients on a Client-by-Client basis.

3.	Corporate Governance Proposal

This category includes poison pills, golden parachutes, cumulative voting, classified boards, limitations of officer and director liabilities, etc. Generally speaking, these are issues proposed by an entrenched management looking to maximize their own best interests at the expense of shareholders at large. As such, these proposals will usually generate negative responses from the Firm.

4.	Social Issues

These proposals range from divestment from geographical or industrial representation to environmental or other matters, either internal or external. The Firm will consider voting, consenting or acting for issues that have redeeming social merit that neither compromises the company’s competitive position within an industry, nor adversely impacts the goal of maximizing shareholder value and the interests of the Firm’s Clients on a Client-by-Client basis.

5.	Other Proposals

These proposals, excluding those referenced above, usually deal with subjects such as compensation, employee hiring, and corporate governance issues. These cannot be generalized other than to say that they reflect personal points of view, and typically fall into the category of micro-management, an area that the Firm tends to avoid. These proposals will be viewed in the light of voting, consenting or acting in a manner that the Firm believes maximizes shareholder/investor value and the interests of the Firm’s Clients on a Client-by-Client basis.

6.	Conflicts and Split Voting

If a Portfolio Manager (or his or her designee) determines that a material conflict may exist between a Client’s interests and the Firm’s interest or between two or more Clients’ interests, the Portfolio Manager (or his or her designee) shall inform the Compliance Team of such material conflict. The Compliance Team shall determine the appropriate course of action in consultation with the Chief Operating Officer, as described above. In addition, where the Chief Operating Officer deems appropriate, separate deal teams, separate outside counsel and other information barriers, internal screens and ethical walls, as well as unaffiliated third parties (including without limitation advisory committees and/or independent directors) may be used to help resolve conflicts and make decisions to protect the interests of each Client. The Firm or its Supervised Persons will vote, consent or act with respect to securities or other instruments held in a proprietary account or fund or in a personal account in the best interests of the Clients on a Client-by-Client basis or otherwise abstain from voting, consenting or acting in a manner that is contrary to the best interests of the Clients on a Client-by-Client basis with respect to such securities or other instruments. In all such cases, maximizing investment returns for Clients on a Client-by-Client basis is paramount.

Situations may arise in which more than one Client invests in different parts of the capital structure of the same company. In those situations, two or more Clients may be invested in strategies having different investment objectives, investment styles, economic positions or portfolio managers. As a result, the Firm may cast different votes or consents or take other different actions on behalf of different Clients. In each case, the Firm will determine the vote, consent or action that the Firm believes is in the best interests of each Client, without regard to the interests of any other Client.

C.	Conflict Management Procedures With Respect to Investments in Certain Real Estate Development Projects

As noted herein, in accordance with the Firm’s fiduciary duty pursuant to the Advisers Act and otherwise under law to invest, act, and otherwise make determinations in accordance with what the Firm believes to be in the best interests of each of the Firm’s Clients, the Firm has adopted and implements procedures to ensure that it serves the interests of each Client, on a Client-by-Client basis, at all times (i.e., the Firm will at all times act in a manner that it believes to be in the best interests of each Client without regard to the interests of any other Client, or any other affiliate of the Firm).

Also as noted in herein, situations may arise in which more than one Client (or other affiliate of the Firm) may invest in different parts or different layers of the capital structure of a portfolio company, issuer, borrower or other entity. For example, a Client (i) may own debt of a portfolio company, issuer, borrower or other entity while another Client may own equity in the same portfolio company, issuer, borrower or other entity, (ii) may own debt of a portfolio company, issuer, borrower or other entity while another Client may own a different tranche or other class or issue of debt of the same portfolio company, issuer, borrower or other entity, and/or (iii) may own equity of a portfolio company, issuer, borrower or other entity while another Client may own a different equity security of the same portfolio company, issuer, borrower or other entity. As a result, whether at the time of making such investment, or at the time that any vote, consent or other action is required with respect to such investment (such as, for example, at the time of a work-out, reorganization or other major corporate event with respect to any such portfolio company, issuer, borrower or other entity), conflicts may exist between or among the Clients (or other Firm affiliates) investing in or invested in such portfolio company, issuer, borrower or other entity.

Specifically and not in limitation of the procedures set forth elsewhere in this Manual, in order avoid potential conflicts between Clients or other Firm affiliates within the same issuer or borrower’s capital structure with regard to certain real estate project development transactions and related real estate project financings (collectively, the “Real Estate Development Projects”), whenever it is reasonably practical to do so in connection with the limited liability companies, limited partnerships, joint ventures, special purpose vehicles and/or other entities formed with respect to the investments made by the Firm on behalf of its Clients in such Real Estate Development Projects (such entities, the “Real Estate Development Project Investment Entities”), if more than one Client or other Firm affiliate has an interest in such Real Estate Development Project that may be in conflict with the interest of another Client or other Firm affiliate in such Real Estate Development Project, the Firm shall seek to have at least one of the Real Estate Development Project Investment Entities managed and controlled by an entity that is not in any manner affiliated with the Firm (an “Independent Party”) in order to ensure that, notwithstanding the economic interests in the Real Estate Development Project Investment Entity held by a Client or other Firm affiliate, the Independent Party manages and controls the Real Estate Development Project Investment Entity to ensure the separate management and control of the interests in the Real Estate Development Project held from time to time by Clients and/or other affiliates of the Firm.

In order to implement the foregoing, the Firm and/or its affiliates (1) whenever it is reasonably practical in connection with the formation and documentation of Real Estate Development Project Investment Entities, shall seek to have the limited partnership agreement, limited liability company operating agreement, joint venture agreement and/or other governance document of such Real Estate Development Project Investment Entity (the “Governance Documents”) provide that, if any other Client or other affiliate of the Firm has an interest in such Real Estate Development Project, (i) such Independent Party shall serve as the general partner, managing member, or other similar capacity of such Real Estate Development Project Investment Entity and such Independent Party shall exercise all management and control authority with respect thereto in accordance with such Governance Documents, and (ii) in the event that the Firm or any Client or other Firm affiliate has the right pursuant to such Governance Documents to remove such Independent Party as the general partner, managing member or other similar capacity from such role with respect to the Real Estate Development Project Investment Entity, the Firm, the Client or other Firm affiliate may only to so if, not later than thirty (30) days after such removal, the Firm, the Client or other Firm affiliate designates another Independent Party to serve in such capacity (and during such up to thirty (30) day period, the Firm, the Client and/or other Firm affiliate does not exercise any management or control rights with respect to the Real Estate Development Project Investment Entity that relate to the Real Estate Development Project if such exercise of such management or control rights is, or reasonably could be interpreted to be, either not in the best interests of the Real Estate Development Project Investment Entity with respect to the Real Estate Development Project or adverse to the interests in the Real Estate Development Project of any other Client or affiliate of the Firm) and/or (2) whenever the Firm or its affiliates do not include the foregoing conflict protections in the Governance Documents of such Real Estate Development Project Investment Entity, the Firm and its affiliates shall nonetheless, as a matter of internal policy and procedures, act in a manner in full compliance with the provisions set forth in clause (1) of this paragraph.

The paramount conceptual and implementation requirement of the foregoing compliance procedures are to ensure that, in situations where a conflict exists, or could reasonably be interpreted to exist, between Clients or other affiliates of the Firm with respect to Real Estate Development Projects, the Firm and its affiliates shall eliminate (or substantially mitigate) any such conflicts by having an Independent Party exercise all decision making authority with respect to the interests of one of the Clients or other affiliates of the Firm with respect to such Real Estate Development Project through the establishment of a Real Estate Development Project Investment Entity managed and controlled by such Independent Party. This will ensure that, both at the time of such investment and in the event that any decision or other action must be made or determined with respect to the interests in the Real Estate Development Project, the Firm and its affiliates are not placed in the position of having to manage competing and conflicting interests of its Clients or other affiliates, and the Firm may then act in the best interests of the Client or other affiliates for which the Firm has management and/or control rights with respect to the Real Estate Development Project while the Independent Party exercises separate and independent management and control rights with respect to the Real Estate Development Project through the Real Estate Development Project Investment Entity, including with respect to Real Estate Development Project Investment Entities in which another Client or other affiliate of the Firm may have an economic interest.

D.	Recordkeeping

In accordance with the Firm’s Record Policies, the Firm must retain copies of (i) these Proxy Voting and Other Voting or Consent/Action Policies and Procedures and all amendments thereto; (ii) Voting, Consent and/or Action Matters proposals received regarding Client securities and instruments; (iii) records of votes, consents or actions taken on behalf of Clients; (iv) records of Client requests for Voting, Consent and/or Action Matters information and a copy of any written response by the Firm to any (written or oral) Client request for such information; (v) any documents prepared by the Firm that were material to making a decision on how to vote, consent or act; and (vi) records relating to Voting, Consent and/or Action Matters concerning situations with material conflicts of interest. The information should be retained by the relevant Portfolio Manager and copies sent to the Compliance Team.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)				Financial Statements:

	Part A:			Financial Highlights

	Part B:			The audited financial statements, including the notes thereto, contained in the Fund’s Annual Report for the period ended December 31, 2025 are hereby incorporated by reference.

(2)				Exhibits:

	(a)	(1)		Certificate of Trust(1)

		(2)		Declaration of Trust(1)

		(3)		Amended and Restated Declaration of Trust(3)

	(b)			Bylaws(3)

	(c)			Not applicable.

	(d)			Multiple Class Plan(3)

	(e)			Dividend Reinvestment Plan(3)

	(f)			Not applicable.

	(g)	(1)		Investment Management Agreement between the Registrant and Franklin Templeton Fund Adviser, LLC (“FTFA”)(3)

		(2)		Subadvisory Agreement between FTFA and Benefit Street Partners L.L.C. (“BSP”)(3)

	(h)	(1)		Distribution Agreement(3)

		(2)		Form of Financial Intermediary Agreement(3)

		(3)		Distribution and Servicing Plan(3)

		(i	)	Not applicable.

	(j)	(1)		Custody Agreement(3)

		(1	)(i)	Amendment to Custody Agreement(3)

	(k)	(1)		Administration Agreement(3)

		(1	)(i)	Amendment to Administration Agreement(3)

		(2)		Transfer Agency and Service Agreement(3)

		(2	)(i)	Amendment to Transfer Agency and Service Agreement(3)

		(3)		Expense Limitation Agreement(3)

	(l)			Opinion and Consent of Delaware Counsel(3)

	(m)			Not applicable

	(n)			Consent of Independent Registered Public Accounting Firm(4)

	(o)			Not applicable

	(p)			Initial Subscription Agreement(3)

	(q)			Not applicable

	(r)	(1)		Code of Ethics of Registrant(3)

		(2)		Code of Ethics of FTFA and Distributor(3)

		(3)		Code of Ethics of BSP(3)

(s)	Not applicable.

(t)	Power of Attorney(2)

(1)	Filed on April 7, 2025 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-286423 and 811-24075) and incorporated by reference herein.
(2)	Filed on July 9, 2025 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-286423 and 811-24075) and incorporated by reference herein.
(3)	Filed on September 29, 2025 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-286423 and 811-24075) and incorporated by reference herein.
(4)	Filed herewith.

Item 26. Marketing Arrangements

See the Distribution Agreement and Financial Intermediary Agreement, filed as Exhibit (h)(1) and (h)(2), respectively.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

As of April 1, 2026, BSP Fund HoldCo (Debt Strategy) LP owned more than 25% of a Share class of the Fund. See “Control Persons and Principal Shareholders” in the Prospectus contained herein.

Item 29. Number of Holders of Securities

As of April 1, 2026:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class S	0
Shares of Beneficial Ownership for Class D	0
Shares of Beneficial Ownership for Class M	0
Shares of Beneficial Ownership for Class I	8
Shares of Beneficial Ownership for Class R6	31

Item 30. Indemnification

Reference is made to Article V, Section 5.3 of the Registrant’s Amended and Restated Declaration of Trust. The Registrant, its Trustees and officers are insured against certain expenses in connection with the defense of claims, demands, actions, suits, or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suite or proceeding) is asserted against the Registrant by such director, trustee, officer or controlling person or principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

The descriptions of the Manager and BSP under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information of this Registration Statement are incorporated by reference herein. Information as to the directors and officers of the Manager and BSP, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Manager and BSP in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-66785 and 801-72843, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at One Madison Avenue, New York, New York 10010.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1. Not applicable.

2. Not applicable.

3. The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. The Registrant undertakes:

(a) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Not applicable.

6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 30th day of April, 2026.

FRANKLIN BSP LENDING FUND

By:	/s/ Jane E. Trust
Name:	Jane E. Trust
Title:	Trustee, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of April, 2026.

Signature	Capacity

/s/ Jane E. Trust Jane E. Trust	Trustee, President and Chief Executive Officer (Principal Executive Officer)

/s/ Christopher Berarducci Christopher Berarducci	Principal Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ Robert D. Agdern* Robert D. Agdern	Trustee

/s/ Carol L. Colman* Carol L. Colman	Trustee

/s/ Anthony Grillo* Anthony Grillo	Trustee

/s/ Eileen A. Kamerick* Eileen A. Kamerick	Trustee

/s/ Nisha Kumar* Nisha Kumar	Trustee

/s/ Peter Mason* Peter Mason	Trustee

/s/ Hillary A. Sale * Hillary A. Sale	Trustee

*By:	/s/ Jane E. Trust
Jane E. Trust
As Attorney-in-Fact

The original power of attorney authorizing Jane E. Trust, Christopher Berarducci and Marc De Oliveira to execute this Registration Statement, and any amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement has been executed and is filed as an Exhibit.

EXHIBIT LIST

(n)	Consent of Independent Registered Public Accounting Firm